Published CUSIP Number: 94105JAD7

AMENDED AND RESTATED
REVOLVING CREDIT AND TERM LOAN AGREEMENT

Dated as of January 12, 2006

by and among

WASTE CONNECTIONS, INC.

AND ITS SUBSIDIARIES

(the "Borrowers")

THE LENDING INSTITUTIONS PARTY HERETO

(the "Lenders")

and

BANK OF AMERICA, N.A.,

as Administrative Agent

with

DEUTSCHE BANK SECURITIES, INC.
as Syndication Agent

BANC OF AMERICA SECURITIES LLC
and
DEUTSCHE BANK SECURITIES, INC.
as Joint Lead Arrangers and Joint Book Managers

and

WELLS FARGO BANK, CALYON NEW YORK BRANCH
and **UNION BANK OF CALIFORNIA**
as Documentation Agents

TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

iv

TABLE OF CONTENTS

(continued)

GSDOCS\1556242.5

Schedules & Exhibits

Exhibit A	Form of Loan and Letter of Credit Request
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Environmental Compliance Certificate
Exhibit D	Form of Assignment and Acceptance
Exhibit E	Form of Joinder Agreement
Exhibit F	Form of Instrument of Accession
Schedule 1	Lenders; Commitments; Commitment Percentages
Schedule 2	Subsidiaries; Excluded Subsidiaries
Schedule 3.1	Letters of Credit
Schedule 4.3	Term Loan Installment Payments
Schedule 6.7	Litigation
Schedule 6.16	Environmental Matters
Schedule 6.18	Transactions with Affiliates
Schedule 7.7	Self Insurance Programs
Schedule 8.2(j)	Scheduled Contracts
Schedule 8.2(k)	Existing Liens
Schedule 8.3	Existing Investments

**AMENDED AND RESTATED REVOLVING
CREDIT AND TERM LOAN AGREEMENT**

This **AMENDED AND RESTATED REVOLVING CREDIT AND TERM LOAN AGREEMENT** is made as of January 12, 2006 (the "Credit Agreement"), by and among (a) **WASTE CONNECTIONS, INC.**, a Delaware corporation (the "Parent"), the Subsidiaries of the Parent identified on Schedule 2 hereto (collectively with the Parent, the "Borrowers"), (b) **BANK OF AMERICA, N.A.**, a national banking association having a place of business at 100 Federal Street, Boston, Massachusetts 02110 (acting in its individual capacity, "Bank of America"), and the other banks and lending institutions which are identified on Schedule 1 attached hereto (collectively, the "Lenders"), (c) **BANK OF AMERICA, N.A.**, as administrative agent for the Lenders (the "Administrative Agent"), and (d) **DEUTSCHE BANK SECURITIES, INC.**, as syndication agent for the Lenders (the "Syndication Agent").

W I T N E S S E T H:

WHEREAS, the Borrowers and the Administrative Agent are party to that certain Amended and Restated Revolving Credit Agreement dated as of November 17, 2004, (as amended and in effect as of the date hereof, the "Existing Credit Agreement"); and

WHEREAS, the Borrowers have requested, among other things, additional financing and the Lenders are willing to provide such financing on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that on the Closing Date, the Existing Credit Agreement shall be amended and restated in its entirety by this Credit Agreement, the terms of which are as follows:

§1.   DEFINITIONS AND RULES OF INTERPRETATION.

§1.1.   Definitions.

The following terms shall have the meanings set forth in this §1 or elsewhere in the provisions of this Credit Agreement referred to below:

Acceding Lender. See §18(g).

Accountants. An independent accounting firm of national standing reasonably acceptable to the Required Lenders and the Administrative Agent.

Administrative Agent. See Preamble.

Administrative Agent's Office. The Administrative Agent's office located at 100 Federal Street, Boston, Massachusetts 02110, or such other location as the Administrative Agent may designate from time to time

Affected Lender. See §5.12.

Affiliate. Any Person that would be considered to be an affiliate of any other Person under Rule 144(a) of the Rules and Regulations of the Securities and Exchange Commission, as in effect on the date hereof, if such other Person were issuing securities.

Applicable Base Rate Margin. The applicable margin with respect to Base Rate Loans as set forth in the Pricing Table.

Applicable Commitment Rate. The applicable rate with respect to the Commitment Fee as set forth in the Pricing Table.

Applicable Eurodollar Margin. The applicable margin with respect to Eurodollar Loans as set forth in the Pricing Table.

Applicable Laws. See §7.10.

Applicable L/C Margin. The applicable margin with respect to the Letter of Credit Fee as set forth in the Pricing Table.

Approved Fund. Any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

Assignment and Acceptance. See §18(a).

Balance Sheet Date. December 31, 2004.

Bank of America. See Preamble.

Bank Product Obligations. Every obligation of each Borrower and its Subsidiaries under and in respect of any one or more of the following types of services or facilities extended to such Borrower or such Subsidiary by the Administrative Agent, any Lender or any Affiliate of the Administrative Agent or any Lender: (i) credit and purchase cards, (ii) cash management or related services, including, without limitation, controlled disbursement services, and (iii) agreements for treasury management services, including, without limitation, intraday credit, Automated Clearing House (ACH) services, foreign exchange services, daylight overdrafts and zero balance arrangements.

Base Rate. For any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus one half of one percent (0.5%) and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the date specified in the public announcement of such change.

Base Rate Loans. Loans bearing interest calculated by reference to the Base Rate.

Borrowers. The Parent and the Subsidiaries other than the Excluded Subsidiaries.

Business Day. Any day on which banking institutions in Boston, Massachusetts and New York, New York are open for the transaction of banking business.

Capital Assets. Fixed assets, both tangible (such as land, buildings, fixtures, machinery and equipment) and intangible (such as patents, copyrights, trademarks, franchises and goodwill); provided that Capital Assets shall not include (a) any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with generally accepted accounting principles, or (b) any item obtained through an acquisition permitted by §8.4 hereof.

Capital Expenditures. Amounts paid or indebtedness incurred by the Borrowers and their Subsidiaries in connection with (i) the purchase or lease of Capital Assets that would be required to be capitalized and shown on the balance sheet of such Person in accordance with GAAP or (ii) the lease of any assets by the Borrowers or any Subsidiary as lessee under any Synthetic Lease to the extent that such assets would have been Capital Assets had the Synthetic Lease been treated for accounting purposes as a Capitalized Lease.

Capital Stock. Any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing but excluding any debt security that is convertible into or exchangeable in whole or in part for Capital Stock prior to such conversion.

Capitalized Leases. Leases under which any Borrower is the lessee or obligor, the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP.

CERCLA. See definition of Release.

Certified. With respect to the financial statements of any Person, such statements as audited by a firm of independent auditors, whose report expresses the opinion, without qualification, that such financial statements present fairly the financial position of such Person.

CFO. See §7.4(b).

Closing Date. The date on which the conditions precedent set forth in §10 are satisfied.

Code. The Internal Revenue Code of 1986, as amended and in effect from time to time.

Collateral. All of the property, rights and interests of the Borrowers that are or are intended to be subject to the security interests created by the Security Documents.

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Commitment. With respect to each Revolving Credit Lender, the amount determined by multiplying such Lender's Commitment Percentage by the Total Revolving Credit Commitment, as the same may be increased or reduced from time to time pursuant to the provisions hereof, or if such Commitment is terminated pursuant to the provisions hereof, zero.

Commitment Fee. See §5.1.

Commitment Percentage. With respect to each Revolving Credit Lender, the percentage set forth on Schedule 1 hereto as such Lender's percentage of the Total Revolving Credit Commitment (subject to adjustment in accordance with §18).

Compliance Certificate. See §7.4(c).

Consolidated or consolidated. With reference to any term defined herein, shall mean that term as applied to the accounts of the Parent and its Subsidiaries consolidated in accordance with GAAP.

Consolidated Earnings Before Interest and Taxes or EBIT. For any period, the Consolidated Net Income (or Deficit) of the Borrowers determined in accordance with GAAP, plus (a) interest expense, (b) income taxes, (c) non-cash stock compensation charges, to the extent that such charges were deducted in determining Consolidated Net Income (or Deficit), all as determined in accordance with GAAP, including, without limitation, charges for stock options and restricted stock grants, (d) minority interest expense, (e) non-cash extraordinary non-recurring writedowns or writeoffs of assets, including non-cash losses on the sale of assets outside the ordinary course of business, (f) any losses associated with the extinguishment of Indebtedness of the Borrowers, (g) special charges relating to the termination of a Swap Contract and (h) any accrued settlement payments in respect of any Swap Contract owing by the Borrowers minus (i) non-cash extraordinary gains on the sale of assets to the extent included in Consolidated Net Income (or Deficit) and (j) any accrued settlement payments in respect of any Swap Contact payable to the Borrowers.

Consolidated Earnings Before Interest, Taxes, Depreciation, and Amortization or EBITDA. For any period (without duplication), (a) EBIT plus the depreciation expense and amortization expense, to the extent that each was deducted in determining Consolidated Net Income (or Deficit), determined in accordance with GAAP, plus (b) the depreciation expense and amortization expense (without duplication) of any company whose EBIT was included under clause (c) hereof, plus (c) EBIT for the prior twelve (12) months of companies acquired by the Borrowers during the respective reporting period (without duplication) provided that (i) the financial statements of such acquired companies have been audited for the period sought to be included by an independent accounting firm satisfactory to the Administrative Agent, or (ii) the Administrative Agent consents to such inclusion after being furnished with other acceptable financial statements, and provided further that such acquired EBIT may be further adjusted to add-back non-recurring private company expenses which are discontinued upon acquisition (such as owner's compensation), as approved by the Administrative Agent. Simultaneously with the delivery of the financial statements referred to in (i) and (ii)

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above, the CFO of the Parent shall deliver to the Administrative Agent a Compliance Certificate and appropriate documentation certifying the historical operating results, adjustments and balance sheet of the acquired company.

Consolidated Net Income (or Deficit). The consolidated net income (or deficit) of the Borrowers after deduction of all expenses, taxes, and other proper charges, determined in accordance with GAAP.

Consolidated Net Worth. Consolidated shareholders' equity of the Borrowers determined in accordance with GAAP.

Consolidated Total Assets. All assets of the Borrowers determined on a consolidated basis in accordance with GAAP.

Consolidated Total Funded Debt. With respect to the Borrowers, the sum, without duplication, of (a) the aggregate amount of Indebtedness of the Borrowers on a consolidated basis, relating to (i) the borrowing of money or the obtaining of credit, including the issuance of notes, bonds, debentures or similar debt instruments, (ii) in respect of any Capitalized Leases and Synthetic Leases, (iii) the non-contingent deferred purchase price of assets and companies (typically known as holdbacks) to the extent recognized as a liability of any Borrower in accordance with GAAP, but excluding (A) short-term trade payables incurred in the ordinary course of business and (B) the Pierce County Put, and (iv) any unpaid reimbursement obligations with respect to letters of credit outstanding, but excluding any contingent obligations with respect to letters of credit outstanding; plus (b) Indebtedness of the type referred to in clause (a) of another Person who is not a Borrower guaranteed by the Borrowers.

Consolidated Total Interest Expense. For any period, the aggregate amount of interest required to be paid or accrued by the Borrowers during such period on all Indebtedness of the Borrowers outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of any Capitalized Lease or any Synthetic Lease and including commitment fees, agency fees, facility fees, balance deficiency fees and similar fees or expenses in connection with the borrowing of money, but (a) excluding (i) any amortization and other non-cash charges or expenses incurred during such period to the extent included in determining consolidated interest expense, including without limitation, non-cash amortization of deferred debt origination and issuance costs and amortization of accumulated other comprehensive income, (ii) all amounts associated with the unwinding or termination of any Swap Contract, (iii) any accrued settlement payments in respect of any Swap Contract payable to the Borrowers and (iv) to the extent included as an item of interest expense, any premium paid to repurchase or redeem any of the Convertible Subordinated Notes, and (b) including any accrued settlement payments in respect of any Swap Contract owing by the Borrowers.

Consolidated Total Liabilities. All liabilities of the Borrowers and any Receivables SPV determined on a consolidated basis in accordance with GAAP and classified as such on the consolidated balance sheet of the Borrowers.

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Conversion Request. A notice given by the Borrowers to the Administrative Agent of the Borrowers' election to convert or continue a Loan in accordance with §5.8.

Convertible Subordinated Notes. The 2022 Convertible Subordinated Notes or any replacement or refinancing of the 2022 Convertible Subordinated Notes effectuated in accordance with §8.11 herein.

Credit Agreement. See Preamble.

Debtor Relief Laws. The Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

Default. See §13.

Delinquent Lender. See §15.5.3.

Disposal (or Disposed). See definition of Release.

Distribution. The declaration or payment of any dividend or distribution on or in respect of any shares of any class of Capital Stock (other than dividends or other distributions payable solely in shares of Capital Stock); the purchase, redemption, or other retirement of any shares of any class of Capital Stock, directly or indirectly through a Subsidiary or otherwise; the return of equity capital by any Person to its shareholders, partners or members as such; or any other distribution on or in respect of any shares of any class of Capital Stock.

Dollars or $. Dollars in lawful currency of the United States of America.

Drawdown Date. The date on which any Loan is made or is to be made, and the date on which any Loan is converted or continued in accordance with §5.8, or the date that any draft or other form of demand for payment is honored with respect to a Letter of Credit.

Eligible Assignee. Any of (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent and (ii) unless a Default or an Event of Default has occurred and is continuing, the Parent (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, "Eligible Assignee" shall not include the Borrowers, or their Subsidiaries or any of their Affiliates.

Eligible Foreign Lender. (a) Any commercial bank organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development (the "OECD"), or a political subdivision of any such country, provided that such bank is acting through a branch or agency located in the country in which it is organized or another country which is also a member of the OECD; or (b) the central bank of any country which is a member of the OECD.

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Employee Benefit Plan. Any employee benefit plan within the meaning of §3(3) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate, other than a Guaranteed Pension Plan or a Multiemployer Plan.

Environmental Laws. See §6.16(a).

EPA. See §6.16(b).

ERISA. The Employee Retirement Income Security Act of 1974, as amended and in effect from time to time.

ERISA Affiliate. Any Person which is treated as a single employer with the Borrowers under §414 of the Code.

ERISA Reportable Event. A reportable event with respect to a Guaranteed Pension Plan within the meaning of §4043 of ERISA and the regulations promulgated thereunder.

Eurodollar Business Day. Any Business Day on which commercial banks are open for international business (including dealings in Dollar deposits) in London or such other eurodollar interbank market as may be selected by the Administrative Agent in its sole discretion acting in good faith.

Eurodollar Interest Determination Date. For any Interest Period, the date two Eurodollar Business Days prior to the first day of such Interest Period.

Eurodollar Loans. Revolving Credit Loans and all or any portion of the Term Loan bearing interest calculated by reference to the Eurodollar Rate.

Eurodollar Rate. For any Interest Period with respect to a Eurodollar Loan, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurodollar Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

Event of Default. See §13.

Evergreen Option. The option of the Parent to acquire up to 299.5 shares of Class A Common Stock of Evergreen National Indemnity Company, an Ohio property and casualty insurance company d/b/a Evergreen/UNI ("<u>Evergreen</u>"), up to 2,088.5 shares of Class B Common Stock of Evergreen and up to one-half share of Class C Common Stock of Evergreen on or before March 31, 2008.

<u>Evergreen Shares</u>. Collectively, the 299.5 shares of Class A Common Stock of Evergreen, 2,088.5 shares of Class B Common Stock of Evergreen and one-half share of the Class C Common Stock of Evergreen currently owned by the Parent and pledged to Evergreen.

<u>Excluded Assets</u>. The containers, vehicles, equipment and inventory in which the Lenders are precluded from taking a security interest pursuant to any Scheduled Contract during the term of such Scheduled Contract.

<u>Excluded Subsidiaries</u>. Each of the Subsidiaries listed on <u>Schedule 2</u> hereto under the heading "Excluded Subsidiaries" and any other Subsidiaries that constitute an investment permitted under §8.3(l) of this Agreement.

<u>Existing Credit Agreement</u>. See preamble.

<u>Federal Funds Rate</u>. For any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day will be the average rate (rounded upward if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transaction as determined by the Administrative Agent.

<u>Fees</u>. Collectively, the Commitment Fee, the Letter of Credit Fees, the fees payable pursuant to the fee letters, and any other fees payable hereunder or under the other Loan Documents.

<u>Financial Affiliate</u>. A subsidiary of the bank holding company controlling any Lender, which subsidiary is engaging in any of the activities permitted by §4(e) of the Bank Holding Company Act of 1956 (12 U.S.C. §1843).

<u>Financial Letter of Credit</u>. A Letter of Credit where the event which triggers payment is financial, such as the failure to pay money, and not performance-related, such as failure to ship a product or provide a service, as set forth in greater detail in the letter dated March 30, 1995 from the Board of Governors of the Federal Reserve System or in any applicable directive or letter ruling of the Board of Governors of the Federal Reserve System issued subsequent thereto.

Fund. Any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

generally accepted accounting principles or GAAP. Generally accepted accounting principles in the United States of America. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that if the Borrowers notify the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after December 31, 2003 in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrowers that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such provision has been amended in accordance herewith.

Governmental Authority. The government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court , central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

Guaranteed Pension Plan. Any employee pension benefit plan within the meaning of §3(2) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate, the benefits of which are guaranteed on termination in full or in part by the PBGC pursuant to Title IV of ERISA, other than a Multiemployer Plan.

Hazardous Substances. Any hazardous waste, as defined by 42 U.S.C. §6903(5), any hazardous substances as defined by 42 U.S.C. §9601(14), any pollutant or contaminant as defined by 42 U.S.C. §9601(33) and any toxic substances, oil or hazardous materials or other chemicals or substances regulated by any Environmental Laws.

Indebtedness. As to any Person and whether recourse is secured by or is otherwise available against all or only a portion of the assets of such Person and whether or not contingent, but without duplication:

> (a)   every obligation of such Person for money borrowed,

> (b)   every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses,

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(c)   every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person,

(d)   the net present value (using the Base Rate as the discount rate) of every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding (A) trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and (B) contingent purchase price obligations solely to the extent that the contingency upon which such obligation is conditioned has not yet occurred),

(e)   every obligation of such Person under any Capitalized Lease,

(f)   every obligation of such Person under any Synthetic Lease,

(g)   all sales by such Person of (A) accounts or general intangibles for money due or to become due, (B) chattel paper, instruments or documents creating or evidencing a right to payment of money or (C) other receivables (collectively, "Receivables"), whether pursuant to a purchase facility or otherwise, other than in connection with the disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for collection and not as a financing arrangement, and together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, provided, however, that sales referred to in clauses (B) and (C) shall not constitute Indebtedness to the extent that such sales are non-recourse to such Person;

(h)   every obligation of such Person (an "equity related purchase obligation") to purchase, redeem, retire or otherwise acquire for value any Capital Stock of any class issued by such Person, or any rights measured by the value of such Capital Stock,

(i)   every obligation of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices,

(j)   every obligation in respect of Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefor and such terms are enforceable under applicable law,

(k)   every obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing or otherwise acting as surety for, any obligation of a type described in any of clauses (a) through (j) (the "primary obligation") of another Person (the "primary obligor"), in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (A) to purchase or pay (or advance or supply funds for the purchase of) any security for the payment of such primary obligation, (B) to purchase property, securities or services for the purpose of assuring the payment of such primary obligation, or (C) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such primary obligation.

The "amount" or "principal amount" of any Indebtedness at any time of determination represented by (v) any Indebtedness, issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with generally accepted accounting principles, (w) any Capitalized Lease shall be the principal component of the aggregate of the rentals obligation under such Capitalized Lease payable over the term thereof that is not subject to termination by the lessee, (x) any sale of Receivables shall be the amount of unrecovered capital or principal investment of the purchaser (other than the Borrowers) thereof, excluding amounts representative of yield or interest earned on such investment, (y) any Synthetic Lease shall be the stipulated loss value, termination value or other equivalent amount and (z) any equity related purchase obligation shall be the maximum fixed redemption or purchase price thereof inclusive of any accrued and unpaid dividends to be comprised in such redemption or purchase price.

Ineligible Securities. Securities which may not be underwritten or dealt in by member banks of the Federal Reserve System under Section 16 of the Banking Act of 1993 (12 U.S.C. §24, Seventh), as amended.

Instrument of Accession. See §18(g).

Interest Payment Date. (a) As to any Base Rate Loan, the last Business Day of each calendar quarter with respect to interest accrued during such calendar quarter, including, without limitation, the calendar quarter which includes the Drawdown Date of such Base Rate Loan; (b) as to any Eurodollar Loan in respect of which the Interest Period is (i) 3 months or less, the last day of such Interest Period and (ii) more than 3 months, the date that is 3 months from the first day of such Interest Period and, in addition, the last day of such Interest Period; and (c) with respect to all Revolving Credit Loans and Swing Line Loans, the Revolving Credit Maturity Date.

Interest Period. With respect to each Revolving Credit Loan or all or any relevant portion of the Term Loan, (a) initially, the period commencing on the Drawdown Date of such Loan and ending on the last day of one of the periods set forth below, as selected by the Borrowers in a Loan Request or as otherwise required by the terms of this Credit Agreement (i) for any Base Rate Loan, the last day of the calendar quarter; and (ii) for any Eurodollar Loan, one (1), two (2), three (3) or six (6) months; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Revolving Credit Loan or all or such portion of the Term Loan and ending on the last day of one of the periods set forth above, as selected by the Borrowers in a

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Conversion Request; <u>provided</u> that all of the foregoing provisions relating to Interest Periods are subject to the following:

(i) if any Interest Period with respect to a Eurodollar Loan would otherwise end on a day that is not a Eurodollar Business Day, that Interest Period shall be extended to the next succeeding Eurodollar Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Eurodollar Business Day;

(ii) if any Interest Period with respect to a Base Rate Loan would end on a day that is not a Business Day, that Interest Period shall end on the next succeeding Business Day;

(iii) if the Borrowers shall fail to give notice as provided in §2.5, the Borrowers shall be deemed to have requested a conversion of the affected Eurodollar Loan to a Base Rate Loan and the continuance of all Base Rate Loans as Base Rate Loans on the last day of the then current Interest Period with respect thereto;

(iv) any Interest Period relating to any Eurodollar Loan that begins on the last Eurodollar Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Eurodollar Business Day of a calendar month; and

(v) any Interest Period that would otherwise extend beyond the Revolving Credit Loan Maturity Date (if comprising a Revolving Credit Loan) or the Term Loan Maturity Date (if comprising the Term Loan or a portion thereof) shall end on the Revolving Credit Loan Maturity Date or (as the case may be) the Term Loan Maturity Date.

<u>ISP</u>. With respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

<u>Interim Balance Sheet Date</u>. September 30, 2005.

<u>IRBs</u>. Industrial revenue bonds or solid waste disposal bonds or similar tax-exempt bonds issued by or at the request of the Borrowers.

<u>IRB Letters of Credit</u>. See §3.1(a).

<u>Issuer Documents</u>. With respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the Issuing Lender and the Borrowers or in favor of the Issuing Lender and relating to any such Letter of Credit.

<u>Issuing Lender</u>. Bank of America.

Joint Lead Arrangers. Banc of America Securities LLC and Deutsche Bank Securities Inc.

L/C Supported IRBs. IRBs backed by IRB Letters of Credit.

Lenders. The lending institutions listed on Schedule 1 hereto and any other Person who becomes an assignee of any rights and obligations of a Lender or becomes a Lender pursuant to §4.7 or §18.

Letter of Credit Applications. Letter of Credit Applications in such form as may be agreed upon by the Borrowers and the Administrative Agent from time to time which are entered into pursuant to §3 hereof, as such Letter of Credit Applications are amended, varied or supplemented from time to time.

Letter of Credit Fee. See §5.1(b).

Letter of Credit Participation. See §3.1.4.

Letters of Credit. See §3.1.1.

Letter of Credit Expiration Date. The day that is thirty days prior to the Revolving Credit Maturity Date (or if such day is not a Business Day, the next preceding Business Day).

Letter of Credit Obligations. As of any date, the sum of the Maximum Drawing Amount as of such date and all Unpaid Reimbursement Obligations as of such date. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 3.6. For all purposes of this Credit Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the International Standby Practices, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

Leverage Ratio. See §9.1.

Loan and Letter of Credit Request. See §2.5.

Loan Documents. This Credit Agreement, the Notes, the Letter of Credit Applications, the Letters of Credit, and the Security Documents, each as amended and in effect from time to time.

Loans. Collectively, the Revolving Credit Loans, the Swing Line Loans and, to the extent applicable, the Term Loan.

Material Adverse Effect. With respect to any event or occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding):

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(a)   a material adverse effect on the business, properties, prospects, condition (financial or otherwise), assets, operations or income of the Borrowers; or

(b)   any impairment of the validity, binding effect or enforceability of this Credit Agreement or any of the other Loan Documents, any impairment of the material rights, remedies or benefits available to the Administrative Agent or any Lender under any Loan Document or any impairment of the attachment, perfection or priority of the Liens created by the Security Documents.

In determining whether any individual event could reasonably be expected to result in a Material Adverse Effect, notwithstanding that such event does not of itself have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events could reasonably be expected to result in a Material Adverse Effect.

Maximum Drawing Amount. The maximum aggregate amount from time to time that the beneficiaries may draw under outstanding Letters of Credit.

Maximum Rate. With respect to each Lender, the maximum lawful nonusurious rate of interest (if any) which under Applicable Law such Lender may charge the Borrowers on the Loans and other Obligations from time to time.

Multiemployer Plan. Any multiemployer plan within the meaning of §3(37) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate.

Net Cash Proceeds. The gross cash proceeds received by a Person in respect of any asset sale, less the sum of (a) all reasonable out-of-pocket fees, commissions and other reasonably and customary direct expenses actually incurred in connection with such asset sale, including the amount of any transfer or documentary taxes required to be paid by such Person in connection with such asset sale, and (b) the aggregate amount of cash so received by such Person which is required to be used to retire (in whole or in part) any Indebtedness (other than under the Loan Documents) of such Person permitted by this Credit Agreement that was secured by a lien or security interest permitted by this Credit Agreement having priority over the liens and security interests (if any) of the Administrative Agent (for the benefit of the Administrative Agent and the Lenders) with respect to such assets transferred and which is required to be repaid in whole or in part (which repayment, in the case of any other revolving credit arrangement or multiple advance arrangement, reduces the commitment thereunder) in connection with such asset sale.

Net Financing Proceeds. With respect to any equity or debt issuance (other than an equity issuance made in connection with the conversion of existing Indebtedness to equity), the net cash proceeds received by such Person for such equity or debt issuance after deduction of all reasonable and customary transaction expenses (including, without limitation, underwriting discounts and commissions) actually incurred in connection with such a sale or other issuance.

Non-U.S. Lender. See §5.2(d).

Notes. Collectively, the Revolving Credit Notes, the Swing Line Notes and the Term Notes.

Obligations. All indebtedness, obligations and liabilities of the Borrowers to any of the Lenders or the Administrative Agent, individually or collectively, existing on the date of this Credit Agreement or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Credit Agreement or any of the other Loan Documents, under any Swap Contract between the Borrowers and any Lender (or affiliate thereof), or in respect of any Bank Product Obligations or any of the Loans made or Reimbursement Obligations incurred or the Letters of Credit or any other instrument at any time evidencing any thereof.

Parent. See Preamble.

Participant. See §18(b).

PBGC. The Pension Benefit Guaranty Corporation created by §4002 of ERISA and any successor entity or entities having similar responsibilities.

Performance Letter of Credit. A Letter of Credit which is not a Financial Letter of Credit.

Permitted Debt Offering. One or more issuance(s) of Indebtedness by the Parent (other than an issuance of Subordinated Debt made in connection with the prepayment, purchase, replacement or refinancing of the 2022 Convertible Subordinated Notes effectuated in accordance with §8.11 herein), provided that such Indebtedness (a) is unsecured, (b) is issued pursuant to documentation containing market terms, and (c) does not exceed $200,000,000 in the aggregate.

Permitted Debt Offering Maturity Event. The date on which the aggregate amount of principal payments, principal returns, and/or redemptions in respect of a Permitted Debt Offering shall exceed $50,000,000 (other than with respect to the repayment of any Permitted Debt Offering with Loan proceeds pursuant to §6.15.1(b)), unless such event is waived or postponed in writing by the Required Lenders.

Permitted Liens. See §8.2.

Permitted Receivables Transactions. Any sale or sales of, and/or securitization of, or transfer of, any Receivables of the Borrowers pursuant to which (a) the Receivables SPV realizes aggregate net proceeds of not more than $100,000,000 at any one time outstanding, including, without limitation, any revolving purchase(s) of Receivables where the maximum aggregate uncollected purchase price (exclusive of any deferred purchase price) for such Receivables at any time outstanding does not exceed $100,000,000, (b) the Receivables shall be transferred or sold to the Receivables SPV at fair market value or at a market discount, and shall not exceed $125,000,000 in the aggregate at any one time and (c) obligations arising therefrom shall be non-recourse to the Borrower and its Subsidiaries (other than the Receivables SPV).

Person. Any individual, corporation, limited liability company, partnership, trust, unincorporated association, business, or other legal entity, and any government or any governmental agency or political subdivision thereof.

Pierce County LLC. Pierce County Recycling, Composting and Disposal, LLC, a Washington limited liability company.

Pierce County Management. Pierce County Landfill Management, Inc., a Delaware corporation.

Pierce County Put. The put option of the minority interest holders in both Pierce County LLC and Pierce County Management, the exercise of which would obligate the Parent to purchase the additional interests of both Pierce County LLC and Pierce County Management for cash.

Post-Closing Facility Increase. See §18(g).

Pricing Table.

Level	Leverage Ratio	Applicable Eurodollar Margin *(per annum)*	Applicable Base Rate Margin *(per annum)*	Applicable L/C Margin *(per annum)*	Applicable Commitment Rate *(per annum)*
I.	Greater than or equal to 3.25:1	1.50%	0.00%	1.50%	0.375%
II.	Greater than or equal to 2.75:1 but less than 3.25:1	1.25%	0.00%	1.25%	0.250%
III.	Greater than or equal to 2.25:1 but less than 2.75:1	1.00%	0.00%	1.00%	0.20%
IV.	Less than 2.25:1	0.875%	0.00%	0.875%	0.175%

Any change in the applicable margin shall become effective on the first day after receipt by the Lenders of financial statements delivered pursuant to §7.4(a) or (b) which indicate a change in the Leverage Ratio. If at any time such financial statements are not delivered within the time periods specified in §7.4(a) or (b), the applicable margin shall be the highest rate set forth in the respective column of the Pricing Table, subject to adjustment upon actual receipt of such financial statements. Notwithstanding the above, the pricing for the period commencing on the Closing Date until the date on which the Borrowers deliver to the Administrative Agent a Compliance Certificate for the fiscal quarter ending March 31, 2006 shall be no lower than as set forth for Level III in the table above.

Pro Forma Interest Expense. The annual interest obligations at the current rates of interest on existing Indebtedness of the Borrowers and the Indebtedness to be assumed or incurred in connection with an acquisition.

RCRA. See definition of Release.

Real Property. All real property heretofore, now, or hereafter owned or leased by the Borrowers.

Receivables SPV. Any one or more direct or indirect wholly-owned Subsidiaries of the Parent formed for the sole purpose of engaging in Permitted Receivables Transactions, and which engage in no business activities other than those related to Permitted Receivables Transactions.

Reference Period. As of any date of determination, the period of four (4) consecutive fiscal quarters of the Borrowers ending on such date, or if such date is not a fiscal quarter end date, the period of four (4) consecutive fiscal quarters most recently ended (in each case treated as a single accounting period).

Register. See §18(d).

Reimbursement Obligation. The Borrowers' obligation to reimburse the Administrative Agent and the Revolving Credit Lenders on account of any drawing under any Letter of Credit as provided in §3.2.

Related Parties. With respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

Release. Shall have the meaning specified in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§9601 et seq. ("CERCLA") and the term "Disposal" (or "Disposed") shall have the meaning specified in the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§6901 et seq. ("RCRA") and regulations promulgated thereunder; provided that in the event either CERCLA or RCRA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply as of the effective date of such amendment and provided further, to the extent that the laws of a state wherein the property lies establishes a meaning for "Release" or "Disposal" which is broader than specified in either CERCLA or RCRA, such broader meaning shall apply.

Replacement Lender. See §5.12.

Replacement Notice. See §5.12.

Required Lenders. As of any date, any combination of Lenders the sum of whose aggregate Revolving Credit Commitments and outstanding principal amount of the Term

Loan constitute at least fifty-one percent (51%) of the sum of the Total Revolving Credit Commitment and the total outstanding principal amount of the Term Loan or, if the Total Revolving Credit Commitment has been terminated or if the Revolving Credit Loan Maturity Date has occurred, any combination of Lenders holding at least fifty-one percent (51%) of the total outstanding principal amount of the Loans and the Maximum Drawing Amount and all Unpaid Reimbursement Obligations of Letters of Credit on such date.

Reserve Rate. The rate, expressed as a decimal, at which the Lenders would be required to maintain reserves under Regulation D of the Board of Governors of the Federal Reserve System (or any subsequent or similar regulation relating to such reserve requirements) against "Eurocurrency Liabilities" (as such term is defined in Regulation D), or against any other category of liabilities which might be incurred by the Lenders to fund Eurodollar Loans, if such liabilities were outstanding.

Restricted Payment. Any (a) Distribution, (b) payment or prepayment by any Borrower or any Subsidiary to (i) such Borrowers' or such Subsidiaries shareholders (or other equity holders), in each case, other than to another Borrower, or (ii) to any Affiliate of such Borrower or such Subsidiary or any Affiliate of such Borrower's or such Subsidiary's shareholders (or other equity holders), in each case, other than to another Borrower or (c) derivatives or other transactions with any financial institution, commodities or stock exchange or clearinghouse (a "Derivatives Counterparty") obligating such Borrower or such Subsidiary to make payments to such Derivatives Counterparty as a result of any change in market value of any Capital Stock of such Borrower or such Subsidiary.

Revolving Credit Lenders. The Lenders set forth on Schedule 1 as Revolving Credit Lenders, acting in their role as makers of Revolving Credit Loans or as participants with respect to Letters of Credit, together with any other Person who becomes an assignee of any rights and obligations of a Revolving Credit Lender pursuant to §18.

Revolving Credit Loans. Revolving credit loans made or to be made by the Revolving Credit Lenders to the Borrowers pursuant to §2.

Revolving Credit Maturity Date. The earlier of (i) January 12, 2011 and (ii) the occurrence of the Permitted Debt Offering Maturity Event.

Revolving Credit Notes. To the extent requested by any Revolving Credit Lender, the promissory notes of the Borrowers evidencing the Revolving Credit Loans made or to be made by such Lender hereunder.

Revolving Credit Note Record. A record with respect to a Revolving Credit Note.

Scheduled Contracts. The certain contracts referenced in Schedule 8.2(j) hereto, as the same may be amended from time to time.

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Securities Pledge Agreement. The Amended and Restated and Consolidated Master Securities Pledge Agreement, to be dated as of the Closing Date, as amended and in effect from time to time, by and between certain of the Borrowers and the Administrative Agent, pursuant to which such Borrowers pledge 100% of the Capital Stock of the Subsidiaries (or in the case of a foreign Subsidiary, 65% of the same) to the Administrative Agent for the benefit of the Lenders.

Security Agreement. The Amended and Restated Security Agreement among the Borrowers and the Administrative Agent, to be dated as of the Closing Date, as amended and in effect from time to time.

Security Documents. The Security Agreement, the Securities Pledge Agreement, and any other instruments or documents evidencing or perfecting the Administrative Agent's (or collateral agent's) lien on the assets of the Borrowers for the benefit of the Lenders.

Senior Funded Debt. At any time of determination, an amount equal to Consolidated Total Funded Debt minus the aggregate principal amount of Subordinated Debt outstanding as of such date.

Settlement. The making or receiving of payments, in immediately available funds, by the Lenders to or from the Administrative Agent in accordance with §2.10 hereof to the extent necessary to cause each such Lender's actual share of the outstanding amount of the Revolving Credit Loans to be equal to such Lender's Commitment Percentage of the outstanding amount of such Revolving Credit Loans, in any case when, prior to such action, the actual share is not so equal.

Settlement Amount. See §2.10(b).

Settlement Date. See §2.10(b).

Settling Lender. See §2.10(b).

Subordinated Debt. The Convertible Subordinated Notes, in an aggregate principal amount not to exceed $175,000,000 issued pursuant to the 2022 Notes Indenture and any other unsecured Indebtedness of the Borrowers that is expressly subordinated and made junior to the payment and performance in full of the Obligations, and evidenced as such by an instrument containing subordination provisions (i) substantially similar to those contained in the 2022 Notes Indenture or (ii) otherwise on terms acceptable to the Administrative Agent and the Required Lenders.

Subsidiary. Any corporation, association, trust, or other business entity of which any Borrower shall at any time own directly, or indirectly through a Subsidiary or Subsidiaries, at least a majority of the outstanding Capital Stock or other interest entitled to vote generally.

Swap Contracts. Any agreement (including any master agreement and any agreement, whether or not in writing, relating to any single transaction) that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity

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option, equity or equity index swap or option, bond option, interest rate option, forward foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, swaption, currency option or other similar agreement (including any option to enter into any of the foregoing).

Swing Line Loan(s). See §2.10(a).

Swing Line Note. See §2.10(a).

Syndication Agent. See preamble.

Synthetic Lease. Any lease treated as an operating lease under generally accepted accounting principles and as a loan or financing for U.S. income tax purposes.

Term Loan. To the extent applicable, the term loan made or to be made by the Term Loan Lenders to the Borrowers pursuant to §4 (which shall be in the original principal amount of $0 on the Closing Date) and any increase or new Term Loan made in accordance with §18(g),in each case as may be increased or reduced from time to time pursuant to the provisions hereof.

Term Loan Amount. With respect to each Term Lender, the amount set forth on Schedule 1 hereto as the amount of such Term Lender's commitment to make a portion of the Term Loan to the Borrowers, which amount shall be $0 as of the Closing Date.

Term Loan Lenders. The Lenders holding a portion of the Term Loan as set forth on Schedule 1 hereto together with (i) any other Person who becomes an assignee of any rights and obligations of a Term Loan Lender pursuant to §18, or (ii) any Acceding Lender who becomes a Term Loan Lender pursuant to §18(g).

Term Loan Maturity Date. To the extent applicable, a date to be determined, which date will occur no earlier than the Revolving Credit Maturity Date.

Term Loan Percentage. With respect to each Term Loan Lender, the percentage set forth on Schedule 1 (subject to adjustment in accordance with §18 hereof) as such Lender's percentage of the Term Loan.

Term Notes. See §4.2.

Term Note Record. A record with respect to a Term Note.

Total Revolving Credit Commitment. The sum of the Commitments of the Revolving Credit Lenders, which shall equal $850,000,000 on the Closing Date, as the same may be increased or reduced from time to time in accordance with this Credit Agreement.

Unpaid Reimbursement Obligation. Any Reimbursement Obligation for which the Borrowers do not reimburse the Administrative Agent and the Lenders on the date specified in, and in accordance with, §3.2.

2022 <u>Convertible</u> <u>Subordinated</u> <u>Notes</u>. The Floating Rate Convertible Subordinated Notes due 2022 issued by the Parent pursuant to the Indenture, dated as of April 30, 2002 between the Parent and State Street Bank & Trust Company of California, N.A., as trustee, in an aggregate principal amount not to exceed $175,000,000 plus interest as provided for in the 2022 Notes Indenture, as such Convertible Subordinated Notes may be amended, supplemented or otherwise modified or replaced from time to time in accordance with §8.11 herein.

2022 <u>Notes</u> <u>Indenture</u>. The Indenture dated as of April 30, 2002, between the Parent and State Street Bank & Trust Company of California, N.A., as trustee, with respect to the 2022 Convertible Subordinated Notes, as such Indenture may be amended, supplemented or otherwise modified or replaced from time to time in accordance with §8.11 herein.

§1.2.   **Rules of Interpretation**.

(a)   A reference to any document or agreement shall include such document or agreement as amended, modified or supplemented from time to time in accordance with its terms and the terms of this Credit Agreement.

(b)   The singular includes the plural and the plural includes the singular.

(c)   A reference to any law includes any amendment or modification to such law.

(d)   A reference to any Person includes its permitted successors and permitted assigns.

(e)   Accounting terms capitalized but not otherwise defined herein have the meanings assigned to them by generally accepted accounting principles applied on a consistent basis by the accounting entity to which they refer.

(f)   The words "include," "includes" and "including" are not limiting.

(g)   All terms not specifically defined herein or by generally accepted accounting principles, which terms are defined in the Uniform Commercial Code as in effect in the State of New York, have the meanings assigned to them therein.

(h)   Reference to a particular "§" refers to that section of this Credit Agreement unless otherwise indicated.

(i)   The words "herein," "hereof," "hereunder" and words of like import shall refer to this Credit Agreement as a whole and not to any particular section or subdivision of this Credit Agreement.

(j)   Unless otherwise expressly indicated, in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each mean "to but excluding," and the word "through" means "to and including."

§2. THE REVOLVING CREDIT FACILITY.

§2.1. Commitment to Lend.

Subject to the terms and conditions set forth in this Credit Agreement, each of the Revolving Credit Lenders severally, but not jointly, agrees to lend to the Borrowers, and the Borrowers may borrow, repay, and reborrow from time to time from the Closing Date to the Revolving Credit Maturity Date, upon notice by the Borrowers to the Administrative Agent given in accordance with §2.5, such sums as are requested by the Borrowers up to a maximum aggregate amount outstanding (after giving effect to all amounts requested) at any one time equal to such Revolving Credit Lender's Commitment minus such Revolving Credit Lender's Commitment Percentage of the sum of the Maximum Drawing Amount and all Unpaid Reimbursement Obligations, provided that the sum of the outstanding amount of the Revolving Credit Loans plus the outstanding amount of the Swing Line Loans plus the Maximum Drawing Amount and all Unpaid Reimbursement Obligations shall not at any time exceed the Total Revolving Credit Commitment at such time. The Revolving Credit Loans shall be made *pro rata* in accordance with each Revolving Credit Lender's Commitment Percentage. Each request for a Loan hereunder shall constitute a representation and warranty by the Borrowers that the conditions set forth in §10 and §11, as the case may be, have been satisfied on the date of such request.

§2.2. Reduction of Total Revolving Credit Commitment.

(a)   The Borrowers shall have the right at any time and from time to time upon five (5) Business Days' prior written notice to the Administrative Agent to reduce by $5,000,000 or integral multiples of $1,000,000 in excess thereof, or terminate entirely, the Total Revolving Credit Commitment, whereupon the Commitments of the Revolving Credit Lenders shall be reduced *pro rata* in accordance with their respective Commitment Percentages of the amount specified in such notice or, as the case may be, terminated. The Administrative Agent will notify the Revolving Credit Lenders promptly after receiving any notice of the Borrowers delivered pursuant to this §2.2.

(b)   No reduction or termination of the Commitments once made may be revoked; the portion of the Commitments reduced or terminated may not be reinstated; and amounts in respect of such reduced or terminated portion may not be reborrowed.

§2.3. Evidence of Indebtedness; Revolving Credit Notes.

(a)   **Loan Accounts.** Each Revolving Credit Lender shall maintain in accordance with its usual practice an account or accounts evidencing Indebtedness of the Borrowers to such Lender resulting from each Revolving Credit Loan of such Lender from time to time, including the amounts of principal and interest

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payable and paid to such Lender from time to time under this Credit Agreement. The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Revolving Credit Loan made hereunder and each Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Revolving Credit Lender hereunder and (iii) both the amount of any sum received by the Administrative Agent hereunder for the account of the Revolving Credit Lenders and each Revolving Credit Lender's share thereof (if any). The entries made in the accounts maintained by each Revolving Credit Lender pursuant to this §2.3(a) (or any Revolving Credit Note Record referred to below) shall, to the extent permitted by applicable law, be _prima facie_ evidence of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Revolving Credit Lender or the Administrative Agent to maintain any such accounts or Revolving Credit Note Record, or any error therein, shall not in any manner affect the obligation of the Borrowers to repay (with applicable interest) the Revolving Credit Loans made in accordance with the terms of this Credit Agreement.

(b) **Revolving Credit Notes**. Upon the request of any Revolving Credit Lender, the Borrowers shall execute and deliver to such Revolving Credit Lender a promissory note (each, a "Revolving Credit Note"), which shall (i) be payable to the order of such Revolving Credit Lender and be dated the Closing Date (or, in the case of Revolving Credit Notes issued after the Closing Date, be dated the date of the issuance thereof), (ii) be in a stated principal amount equal to the Commitment of such Revolving Credit Lender or, if less, the outstanding amount of all Revolving Credit Loans made by such Lender, plus interest thereon, as set forth in §2.4 herein, (iii) mature on the Revolving Credit Loan Maturity Date, and (iv) be entitled to the benefits of this Credit Agreement and the other Loan Documents. The Borrowers irrevocably authorize each Revolving Credit Lender with a Revolving Credit Note to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal on such Lender's Revolving Credit Note, an appropriate notation on such Lender's Revolving Credit Note Record reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. Each Revolving Credit Lender holding a Revolving Credit Note will, prior to any transfer of such Revolving Credit Note, endorse on the reverse side thereof the outstanding principal amount of Revolving Credit Loans evidenced thereby. Failure to make such notation or any error in any such notation or endorsement shall not affect the Borrowers' obligations in respect of such Revolving Credit Loans.

§2.4. **Interest on Revolving Credit Loans**. The outstanding principal amount of the Revolving Credit Loans shall bear interest at the rate per annum equal to (a) the Base Rate _plus_ the Applicable Base Rate Margin on Base Rate Loans or (b) the Eurodollar Rate _plus_ the Applicable Eurodollar Margin on Eurodollar Loans. Interest shall be payable in respect of each Revolving Credit Loan in arrears on each Interest Payment Date with respect thereto.

§2.5. Requests for Revolving Credit Loans. The Borrowers shall give to the Administrative Agent written notice in the form of Exhibit A hereto (or telephonic notice confirmed by telecopy on the same Business Day in the form of Exhibit A hereto) of each Revolving Credit Loan requested hereunder (a "Loan and Letter of Credit Request") not later than (a) 11:00 a.m. Boston time one (1) Business Day prior to the proposed Drawdown Date of any Base Rate Loan, or (b) 11:00 a.m. Boston time three (3) Eurodollar Business Days prior to the proposed Drawdown Date of any Eurodollar Loan. Each such notice shall be given by the Borrowers and shall specify the principal amount of the Revolving Credit Loan requested and shall include a current Loan and Letter of Credit Request reflecting the aggregate amount of Revolving Credit Loans and Swing Line Loans outstanding and the Maximum Drawing Amount. Each Loan and Letter of Credit Request shall be irrevocable and binding on the Borrowers and shall obligate the Borrowers to accept the Revolving Credit Loan requested from the Revolving Credit Lenders on the proposed Drawdown Date. Each of the representations and warranties made by or on behalf of the Borrowers to the Revolving Credit Lenders or the Administrative Agent in this Credit Agreement or any other Loan Document shall be true and correct in all material respects when made and shall, for all purposes of this Credit Agreement, be deemed to be repeated on and as of the date of the submission of any Loan and Letter of Credit Request and on and as of the Drawdown Date of such Loan, or the date of issuance of such Letter of Credit (except to the extent of changes resulting from transactions contemplated or permitted by this Credit Agreement and the other Loan Documents and changes occurring in the ordinary course of business that singly or in the aggregate are not materially adverse, or to the extent that such representations and warranties expressly relate solely to an earlier date). The Administrative Agent shall promptly notify each Revolving Credit Lender of each Loan and Letter of Credit Request received by the Administrative Agent hereunder.

§2.6. Funds for Revolving Credit Loans.

(a) Not later than 1:00 p.m. (Boston time) on the proposed Drawdown Date of any Revolving Credit Loan, each of the Revolving Credit Lenders will make available to the Administrative Agent, at the Administrative Agent's Office, in immediately available funds, the amount of such Lender's Commitment Percentage of the amount of the requested Revolving Credit Loans. Upon receipt from each Revolving Credit Lender of such amount, and upon receipt of the documents required by §§10 and 11 and the satisfaction of the other conditions set forth therein, to the extent applicable, the Administrative Agent will make available to the Borrowers in immediately available funds the aggregate amount of such Revolving Credit Loans made available to the Administrative Agent by the Revolving Credit Lenders. The failure or refusal of any Revolving Credit Lender to make available to the Administrative Agent at the aforesaid time and place on any Drawdown Date the amount of its Commitment Percentage of the requested Revolving Credit Loans shall not relieve any other Revolving Credit Lender from its several obligation hereunder to make available to the

Administrative Agent the amount of such other Revolving Credit Lender's Commitment Percentage of any requested Revolving Credit Loans.

(b)   The Administrative Agent may, unless notified to the contrary by any Revolving Credit Lender prior to a Drawdown Date, assume that such Lender has made available to the Administrative Agent on such Drawdown Date the amount of such Lender's Commitment Percentage of the Revolving Credit Loans to be made on such Drawdown Date, and the Administrative Agent may (but shall not be required to), in reliance upon such assumption, make available to the Borrowers a corresponding amount. If any Revolving Credit Lender makes available to the Administrative Agent such amount on a date after such Drawdown Date, such Lender shall pay to the Administrative Agent on demand an amount equal to the product of (i) the average computed for the period referred to in clause (iii) below, of the weighted average interest rate paid by the Administrative Agent for federal funds acquired by the Administrative Agent during each day included in such period, times (ii) the amount of such Lender's Commitment Percentage of such Revolving Credit Loans, times (iii) a fraction, the numerator of which is the number of days that elapse from and including such Drawdown Date to the date on which the amount of such Lender's Commitment Percentage of such Revolving Credit Loans shall become immediately available to the Administrative Agent, and the denominator of which is 365. A statement of the Administrative Agent submitted to such Revolving Credit Lender with respect to any amounts owing under this paragraph shall be prima facie evidence, absent manifest error, of the amount due and owing to the Administrative Agent by such Lender. If the amount of such Revolving Credit Lender's Commitment Percentage of such Revolving Credit Loans is not made available to the Administrative Agent by such Lender within three (3) Business Days following such Drawdown Date, the Administrative Agent shall be entitled to recover such amount from the Borrowers on demand, with interest thereon at the rate per annum applicable to the Revolving Credit Loans made on such Drawdown Date.

§2.7.   Maturity of the Revolving Credit Loans. The Revolving Credit Loans shall be due and payable on the Revolving Credit Maturity Date. The Borrowers jointly and severally promise to pay on the Revolving Credit Maturity Date all Revolving Credit Loans outstanding on such date, together with any and all accrued and unpaid interest thereon.

§2.8.   Mandatory Repayments of the Revolving Credit Loans.

(a)   If at any time the outstanding amount of the Revolving Credit Loans plus Swing Line Loans plus the Maximum Drawing Amount plus Unpaid Reimbursement Obligations exceeds the Total Revolving Credit Commitment, whether by reduction of the Total Revolving Credit Commitment or otherwise, then the Borrowers shall immediately pay the amount of such excess to the Administrative Agent for application to the Revolving Credit Loans, or if no Revolving Credit Loans shall be outstanding, to the Swing Line Loans, or if no Swing Line Loans shall be outstanding, to be held by the Administrative Agent as collateral security for the Reimbursement Obligations, provided, however, that if the amount of cash collateral held by the Administrative Agent pursuant to this §2.8 exceeds the amount of the Obligations, the Administrative Agent shall return such excess to the Borrowers.

(b)   To the extent that no Term Loan is outstanding, each prepayment required by §4.4.2 shall be used to repay the Revolving Credit Loans (but not to reduce the Total Revolving Credit Commitment) on a *pro rata* basis in accordance with each Revolving Credit Lender's Commitment Percentage.

§2.9.   Optional Prepayments or Repayments of Revolving Credit Loans. The Borrowers shall have the right, at their election, to repay or prepay the outstanding amount of the Revolving Credit Loans, as a whole or in part, at any time without penalty or premium (other than the obligation to reimburse the Revolving Credit Lenders and the Administrative Agent pursuant to §5.9 hereof). The Borrowers shall give written notice to the Administrative Agent (or telephonic notice confirmed in writing) no later than (a) 1:00 p.m. (Boston time) on the Business Day of the proposed prepayment or repayment of any Base Rate Loan or (b) 1:00 p.m. (Boston time) three (3) Eurodollar Business Days prior to the proposed prepayment or repayment of any Eurodollar Loan, in each case specifying the proposed date of prepayment or repayment of Loans and the principal amount to be paid. Each such partial repayment of the Revolving Credit Loans shall be $500,000 or integral multiples of $500,000 in excess thereof, and shall be accompanied by the payment of accrued interest on the principal prepaid to the date of repayment and shall be applied, in the absence of instruction by the Borrowers, first to the principal of Base Rate Loans and then to the principal of Eurodollar Loans.   Each partial prepayment shall be allocated among the Revolving Credit Lenders, in proportion, as nearly as practicable, to the respective unpaid principal amount of each Revolving Credit Lender's Revolving Credit Loans, with adjustments to the extent practicable to equalize any prior repayments not exactly in proportion.

§2.10. Swing Line Loans; Settlements.

(a)   So long as Bank of America has not received written notice of a Default or an Event of Default made in accordance with the provisions of this Credit Agreement, solely for ease of administration of the Revolving Credit Loans, Bank of America may, upon receipt of a Loan and Letter of Credit Request no later than 2:00 p.m. (Boston time) on the proposed date of funding, but shall not be required to, fund Base Rate Loans ("Swing Line Loans") for periods not to exceed seven (7) days in any one case, bearing interest as set forth for Base Rate Loans in §2.4. The Swing Line Loans shall be evidenced by a promissory note of the Borrowers (the "Swing Line Note") dated as of the Closing Date, and shall each be in a minimum amount of $500,000 or integral multiples of $100,000 in excess thereof, provided that the outstanding amount of Swing Line Loans advanced by Bank of America hereunder shall not exceed $25,000,000 at any time. Each Revolving Credit Lender shall remain severally, but not jointly, and unconditionally liable to fund its *pro rata* share (based upon each Revolving Credit Lender's Commitment Percentage) of such Swing Line Loans on each

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Settlement Date and, in the event Bank of America chooses not to fund all Base Rate Loans requested on any date, to fund its Commitment Percentage of the Base Rate Loans requested, subject to satisfaction of the provisions hereof relating to the making of Base Rate Loans. Prior to each Settlement, all payments or repayments of the principal of, and interest on, Swing Line Loans shall be credited to the account of Bank of America.

(b) The Revolving Credit Lenders shall effect Settlements on (i) the Business Day immediately following any day which the Administrative Agent gives written notice to the Revolving Credit Lenders to effect a Settlement, (ii) the Business Day immediately following the Administrative Agent's becoming aware of the existence of any Default or Event of Default, (iii) the Revolving Credit Maturity Date, (iv) any date on which the Borrowers wish to convert a Swing Line Loan into a Base Rate Loan, and (v) in any event, the seventh day on which any Swing Line Loan remains outstanding (each such date, a "Settlement Date"). One (1) Business Day prior to each such Settlement Date, the Administrative Agent shall give telephonic notice to the Revolving Credit Lenders of (A) the respective outstanding amount of Revolving Credit Loans made by each Revolving Credit Lender as at the close of business on the prior day, (B) the amount that any Revolving Credit Lender, as applicable (a "Settling Lender"), shall pay to effect a Settlement (a "Settlement Amount"). A statement of the Administrative Agent submitted to the Revolving Credit Lenders with respect to any amounts owing hereunder shall be prima facie evidence of the amount due and owing. Each Settling Lender shall, not later than 1:00 p.m. (Boston time) on each Settlement Date, effect a wire transfer of immediately available funds to the Administrative Agent at the Administrative Agent's Office in the amount of such Revolving Credit Lender's Settlement Amount. All funds advanced by any Revolving Credit Lender as a Settling Lender pursuant to this §2.10 shall for all purposes be treated as a Base Rate Loan to the Borrowers.

(c) The Administrative Agent may (unless notified to the contrary by any Settling Lender by 12:00 noon (Boston time) one (1) Business Day prior to the Settlement Date) assume that each Settling Lender has made available (or will make available by the time specified in §2.7(b)) to the Administrative Agent its Settlement Amount, and the Administrative Agent may (but shall not be required to), in reliance upon such assumption, effect Settlements. If the Settlement Amount of such Settling Lender is made available to the Administrative Agent on a date after such Settlement Date, such Settling Lender shall pay the Administrative Agent on demand an amount equal to the product of (i) the average, computed for the period referred to in clause (iii) below, of the weighted average annual interest rate paid by the Administrative Agent for federal funds acquired by the Administrative Agent during each day included in such period times (ii) such Settlement Amount times (iii) a fraction, the numerator of which is the number of days that elapse from and including such Settlement Date to but not including the date on which such Settlement Amount shall become immediately available to the Administrative Agent, and the denominator of which is 365. Upon payment of such amount such Settling Lender shall be deemed to have delivered its Settlement Amount on the Settlement Date and shall become entitled to interest payable by the Borrowers with respect to such Settling Lender's Settlement Amount as if such share were delivered on the Settlement Date. If such Settlement Amount is not in fact made available to the Administrative Agent by such Settling Lender within five (5) Business Days of such Settlement Date, the Administrative Agent shall be entitled to recover such amount from the Borrowers, with interest thereon at the Base Rate.

(d)   After any Settlement Date, any payment by the Borrowers of Swing Line Loans hereunder shall be allocated *pro rata* among the Revolving Credit Lenders, in accordance with such Lender's Commitment Percentage.

(e)   If, prior to the making of a Revolving Credit Loan pursuant to paragraph (b) of this §2.10, a Default or Event of Default has occurred and is continuing, each Revolving Credit Lender will, on the date such Revolving Credit Loan was to have been made, purchase an undivided participating interest in the outstanding Swing Line Loans in an amount equal to its Commitment Percentage of such Swing Line Loans. Each Revolving Credit Lender will immediately transfer to the Administrative Agent, in immediately available funds, the amount of its participation and upon receipt thereof the Administrative Agent will deliver to such Revolving Credit Lender a Swing Line participation certificate dated the date of receipt of such funds and in such amount.

(f)   Whenever, at any time after the Administrative Agent has received from any Revolving Credit Lender such Revolving Credit Lender's participating interest in the Swing Line Loans pursuant to clause (e) above, the Administrative Agent receives any payment on account thereof, the Administrative Agent will distribute to such Revolving Credit Lender its participating interest in such amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Revolving Credit Lender's participating interest was outstanding and funded) in like funds as received; provided, however, that in the event that such payment received by the Administrative Agent is required to be returned, such Revolving Credit Lender will return to the Administrative Agent any portion thereof previously distributed by the Administrative Agent to it in like funds as such payment is required to be returned by the Administrative Agent.

(g)   Each Revolving Credit Lender's obligation to purchase participating interests pursuant to clause (e) above shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defense or other right which such Revolving Credit Lender may have against the Administrative Agent, the Borrowers or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or Event of Default; (iii) any adverse change in the condition (financial or otherwise) of the Borrowers or any other Person; (iv) any breach of this Credit Agreement by the Borrowers or any other Revolving Credit Lender or Administrative Agent; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

§3.   LETTERS OF CREDIT.

§3.1.   Letter of Credit Commitments.

§3.1.1.   Commitment to Issue Letters of Credit.

(a)   Subject to the terms and conditions hereof and the execution and delivery by the Borrowers of a letter of credit application on the Issuing Lender's customary form (a "Letter of Credit Application"), the Issuing Lender on behalf of the Revolving Credit Lenders and in reliance upon the agreement of the Revolving Credit Lenders set forth in §3.1.4 and upon the representations and warranties of the Borrowers contained herein, agrees, in its individual capacity, to issue and extend for the account of the Borrowers one or more standby letters of credit (each, a "Letter of Credit") including, in the case of L/C Supported IRBs, so called direct pay Letters of Credit (each, an "IRB Letter of Credit"), in such form as may be requested from time to time by the Borrowers and agreed to by the Issuing Lender; provided, however, that, after giving effect to such request, the Maximum Drawing Amount shall not exceed the Total Revolving Credit Commitment minus the aggregate outstanding amount of the Revolving Credit Loans, the Swing Line Loans and the Unpaid Reimbursement Obligations. Notwithstanding any other provisions of this Credit Agreement, the Issuing Lender shall not issue or extend a Letter of Credit after it has received notice from any Lender or the Administrative Agent that a Default or Event of Default has occurred and stating that no Letters of Credit are to be issued or extended until such Default or Event of Default has been cured or waived in accordance with the provisions of this Credit Agreement.

(b)   The Issuing Lender shall not be under any obligation to issue any Letter of Credit if:

(i)   any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing such Letter of Credit, or any Law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Lender with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which the Issuing Lender in good faith deems material to it;

(ii)   the issuance of such Letter of Credit would violate one or more policies of the Issuing Lender;

(iii) except as otherwise agreed by the Administrative Agent and the Issuing Lender, such Letter of Credit is in an initial stated amount less than $100,000;

(iv) such Letter of Credit is to be denominated in a currency other than Dollars;

(v) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(vi) a default of any Revolving Credit Lender's obligations to fund under §3.3 exists or any Revolving Credit Lender is at such time a Delinquent Lender hereunder, unless the Issuing Lender has entered into satisfactory arrangements with the Borrowers or such Revolving Credit Lender to eliminate the Issuing Lender's risk with respect to such Revolving Credit Lender.

§3.1.2. Letter of Credit Applications.

(a) Each Letter of Credit Application shall be completed to the satisfaction of the Issuing Lender. In the event that any provision of any Letter of Credit Application shall be inconsistent with any provision of this Credit Agreement, then the provisions of this Credit Agreement shall, to the extent of any such inconsistency, govern. Such Letter of Credit Application must be received by the Issuing Lender and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and the Issuing Lender may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the Issuing Lender: (i) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (ii) the amount thereof; (iii) the expiry date thereof; (iv) the name and address of the beneficiary thereof; (v) the documents to be presented by such beneficiary in case of any drawing thereunder; (vi) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (vii) such other matters as the Issuing Lender may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the Issuing Lender (w) the Letter of Credit to be amended; (x) the proposed date of amendment thereof (which shall be a Business Day); (y) the nature of the proposed amendment; and (z) such other matters as the Issuing Lender may reasonably require. Additionally, the Borrowers shall furnish to the Issuing Lender and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the Issuing Lender or the Administrative Agent may reasonably require.

(b)   Promptly after receipt of any Letter of Credit Application, the Issuing Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the applicable Borrower(s) and, if not, the Issuing Lender will provide the Administrative Agent with a copy thereof. Unless the Issuing Lender has received written notice from any Revolving Credit Lender, the Administrative Agent or any Borrower, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in §§10 and 11 shall not then be satisfied, then, subject to the terms and conditions hereof, the Issuing Lender shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower(s) or enter into the applicable amendment, as the case may be, in each case in accordance with the Issuing Lender's usual and customary business practices.

§3.1.3. Terms of Letters of Credit. Each Letter of Credit issued or extended hereunder shall, among other things, (a) provide for the payment of sight drafts for honor thereunder when presented in accordance with the terms thereof and when accompanied by the documents described therein, (b) be subject to clause (c) hereof and §3.1.7, and (other than with respect to IRB Letters of Credit) shall have a term of not more than one (1) year from the date of issuance or extension thereof and (c) have an expiry date no later than the Letter of Credit Expiration Date.

§3.1.4. Reimbursement Obligations of Lenders. Each Revolving Credit Lender severally agrees that it shall be absolutely liable, without regard to the occurrence of any Default or Event of Default or any other condition precedent whatsoever, to the extent of such Revolving Credit Lender's Commitment Percentage thereof, to reimburse the Administrative Agent on demand for the amount of each draft paid by the Issuing Lender under each Letter of Credit issued in accordance with the terms hereof to the extent that such amount is not reimbursed by the Borrowers pursuant to §3.2 (such agreement for a Lender being called herein the "Letter of Credit Participation" of such Lender). Without limiting the foregoing, each Revolving Credit Lender's obligation to purchase Letter of Credit Participations shall be absolute and unconditional and shall not be affected by any circumstance, including (a) any set-off, counterclaim, recoupment, defense or other right which such Revolving Credit Lender may have against the Administrative Agent, the Issuing Lender, any Borrower or any other Person for any reason whatsoever; (b) the occurrence and continuation of any Default or Event of Default; (c) any adverse change in the condition (financial or otherwise) of any Borrower or any Revolving Credit Lender; (d) any breach of any of the Loan Documents by any Borrower or any Revolving Credit Lender; or (e) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

§3.1.5. Participations of Lenders. Each such payment made by a Revolving Credit Lender shall be treated as the purchase by such Revolving Credit Lender of a participating interest in the Borrowers' Reimbursement

Obligation under §3.2 in an amount equal to such payment. Each Revolving Credit Lender shall share in accordance with its participating interest in any interest which accrues pursuant to §3.2.

§3.1.6. **Existing Letters of Credit.** The parties hereby agree that the letters of credit issued under the Existing Credit Agreement and listed on Schedule 3.1 hereto shall be deemed to have been issued pursuant to this Credit Agreement and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof. In addition, this Credit Agreement shall be the "Reimbursement Agreement" or the "Credit Agreement", as the case may be, referred to in the bond documentation relating to the IRB Letters of Credit.

§3.1.7. **Auto Extension Letters of Credit.** If any Borrower so requests in an application for a Letter of Credit, the Issuing Lender may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); provided that any such Auto- Extension Letter of Credit must permit the Issuing Lender to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a date (the "Non Extension Notice Date") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Issuing Lender, the Borrowers shall not be required to make a specific request to the Issuing Lender for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Revolving Credit Lenders shall be deemed to have authorized (but may not require) the Issuing Lender to permit the extension of such Letter of Credit at any time to an expiry date not later than thirty (30) days prior to the Revolving Credit Maturity Date; provided, however, that the Issuing Lender shall not permit any such extension if (A) the Issuing Lender has determined that it would have no obligation at such time to issue such Letter of Credit in its extended form under the terms hereof, or (B) it has received notice (which may be by telephone or in writing) on or before the day that is two (2) Business Days before the Non Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Borrowers that one or more of the applicable conditions specified in §11 is not then satisfied.

§3.2. **Reimbursement Obligation of the Borrowers.** In order to induce the Issuing Lender to issue and extend each Letter of Credit and the Revolving Credit Lenders to participate therein, the Borrowers hereby agree to reimburse or pay to the Administrative Agent, for the account of the Issuing Lender, with respect to each Letter of Credit issued or extended by the Issuing Lender hereunder:

(a)   except as otherwise expressly provided in §3.2(b) and (c), on each date that any draft presented under any Letter of Credit is honored by the Issuing Lender, or the Issuing Lender otherwise makes a payment with respect thereto, (i) the amount paid by the Issuing Lender under or with respect to such Letter of

Credit, and (ii) the amount of any taxes, fees, charges or other costs and expenses whatsoever incurred by the Issuing Lender or any Revolving Credit Lender in connection with any payment made by the Issuing Lender or any Revolving Credit Lender under, or with respect to, such Letter of Credit; provided however, if the Borrowers do not reimburse the Administrative Agent on the Drawdown Date, such amount shall, provided that no Event of Default under §§13.1(h) or 13.1(i) has occurred, become automatically a Revolving Credit Loan which is a Base Rate Loan advanced hereunder in an amount equal to such sum; and

(b)   upon the reduction (but not termination) of the Total Revolving Credit Commitment to an amount less than the Maximum Drawing Amount, an amount equal to such difference, which amount shall be held by the Administrative Agent for the benefit of the Revolving Credit Lenders and the Issuing Lender as cash collateral for all Reimbursement Obligations; and

(c)   upon the Revolving Credit Maturity Date, or upon the termination of the Total Revolving Credit Commitment, or the acceleration of the Reimbursement Obligations with respect to all Letters of Credit in accordance with §13, an amount equal to the Maximum Drawing Amount of all Letters of Credit, which amount shall be held by the Administrative Agent for the benefit of the Issuing Lender as cash collateral for all Reimbursement Obligations.

Each such payment shall be made to the Administrative Agent at the Administrative Agent's Office in immediately available funds. Interest on any and all amounts remaining unpaid by the Borrowers under this §3.2 at any time from the date such amounts become due and payable (whether as stated in this §3.2, by acceleration or otherwise) until payment in full (whether before or after judgment) shall be payable to the Administrative Agent on demand at the rate specified in §5.6 for overdue principal on the Loans.

§3.3.   **Letter of Credit Payments.** If any draft shall be presented or other demand for payment shall be made under any Letter of Credit, the Issuing Lender shall notify the Borrowers and the Administrative Agent of the date and amount of the draft presented or demand for payment and of the date and time when it expects to pay such draft or honor such demand for payment. If the Borrowers fail to reimburse the Issuing Lender through the Administrative Agent as provided in §3.2 on or before the date that such draft is paid or other payment is made by the Issuing Lender, the Issuing Lender may at any time thereafter notify the Administrative Agent who will promptly notify the Revolving Credit Lenders of the amount of any such Unpaid Reimbursement Obligation and shall specify such amount required from each of the Revolving Credit Lenders. No later than 3:00 p.m. (Boston time) on the Business Day next following the receipt of such notice, each Revolving Credit Lender shall make available to the Administrative Agent, at the Administrative Agent's Office, in immediately available funds, such Revolving Credit Lender's Commitment Percentage of such Reimbursement Obligation, together with an amount equal to the product of (a) the weighted average, computed for the period referred to in clause (c) below, of the Federal Funds Rate times (b) the amount equal to such Revolving Credit Lender's Commitment

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Percentage of such Unpaid Reimbursement Obligation, <u>times</u> (c) a fraction, the numerator of which is the number of days that have elapsed from and including the date the Issuing Lender paid the draft presented for honor or otherwise made payment until the date on which such Revolving Credit Lender's Commitment Percentage of such Unpaid Reimbursement Obligation shall become immediately available to the Administrative Agent, and the denominator of which is 365. The responsibility of the Issuing Lender to the Borrowers and the Revolving Credit Lenders shall be only to determine that the documents (including each draft) delivered under each Letter of Credit in connection with such presentment shall be in conformity in all material respects with such Letter of Credit.

§3.4. <u>Obligations Absolute</u>. The obligation of the Borrowers to reimburse the Issuing Lender for each drawing under each Letter of Credit shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Credit Agreement under all circumstances, including the following:

(a)   any lack of validity or enforceability of such Letter of Credit, this Credit Agreement, or any other Loan Document;

(b)   the existence of any claim, counterclaim, setoff, defense or other right that the Borrowers may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the Issuing Lender or any other Person, whether in connection with this Credit Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(c)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(d)   any payment by the Issuing Lender under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the Issuing Lender under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(e)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrowers.

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The Borrowers shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to the Borrowers and, in the event of any claim of noncompliance with the Borrowers instructions or other irregularity, the Borrowers will immediately notify the Issuing Lender. The Borrowers shall be conclusively deemed to have waived any such claim against the Issuing Lender and its correspondents unless such notice is given as aforesaid.

§3.5. Role of Issuing Lender. Each Lender and the Borrowers agree that, in paying any drawing under a Letter of Credit, the Issuing Lender shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Issuing Lender, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the Issuing Lender shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to such beneficiary's or transferee's use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrowers' pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Issuing Lender, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the Issuing Lender, shall be liable or responsible for any of the matters described in clauses (a) through (e) of §3.4; provided, however, that anything in such clauses to the contrary notwithstanding, the Borrowers may have a claim against the Issuing Lender, and the Issuing Lender may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by Borrowers which the Borrowers prove were caused by the Issuing Lender's willful misconduct or gross negligence or the Issuing Lender's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Issuing Lender may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Issuing Lender shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

§3.6. Letter of Credit Amounts. Unless otherwise specified herein the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

§3.7. Applicability of ISP. Unless otherwise expressly agreed by the Issuing Lender and the Borrowers when a Letter of Credit is issued, the rules of the ISP shall apply to each Letter of Credit.

§4.   THE TERM LOAN FACILITY.

§4.1. Commitment to Lend. The principal amount of the Term Loan on the Closing Date shall be $0. To the extent that after the Closing Date, a Term Loan is advanced pursuant to the terms of this Credit Agreement, each Term Loan Lender shall lend to the Borrowers the amount of its Term Loan Percentage of the amount of the Term Loan and the terms of this Section 4 shall apply to any such Term Loan(s).

§4.2. Evidence of Indebtedness; Term Notes.

(a) **Loan Accounts.** Each Term Loan Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrowers to such Lender resulting from such Lender's Term Loan Percentage of the Term Loan of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Credit Agreement. The Administrative Agent shall maintain accounts in which it shall record (i) the amount of the Term Loan made hereunder and each Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Term Loan Lender hereunder and (iii) both the amount of any sum received by the Administrative Agent hereunder for the account of the Term Loan Lenders and each Term Loan Lender's share thereof (if any). The entries made in the accounts maintained by each Term Loan Lender pursuant to this §4.2(a) (or any Term Note Record referred to below) shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Term Loan Lender or the Administrative Agent to maintain any such accounts or Term Note Record, or any error therein, shall not in any manner affect the obligation of the Borrowers to repay (with applicable interest) the Term Loan made in accordance with the terms of this Credit Agreement.

(b) **Term Notes.** Upon the request of any Term Loan Lender, the Borrowers shall execute and deliver to such Term Loan Lender a promissory note (each, a "Term Note"), which shall (i) be payable to the order of such Term Loan Lender and be dated the date of the issuance thereof, (ii) be in a stated principal amount equal to the Term Loan made by such Term Loan Lender, (iii) represent the obligation of the Borrowers to pay to such Term Loan Lender such principal amount or, if less, the outstanding amount of the Term Loan of such Term Loan Lender, plus interest accrued thereon as set forth in §4.6 or §4.7 herein, (iv) mature on the Term Loan Maturity Date and (v) be entitled to the benefits of this Credit Agreement and the other Loan Documents. The Borrowers irrevocably authorize each Term Loan Lender with a Term Note to make or cause to be made a notation on such Term Loan Lender's Term Note Record reflecting the original principal amount of such Term Loan Lender's Term Loan Percentage of the Term Loan and, at or about the time of the receipt of any payment of principal on such Lender's Term Note, an appropriate notation on such Lender's Term Note Record reflecting the receipt of such payment. Each Term Loan Lender holding a Term Note will, prior to any transfer of such Term Note, endorse on the reverse side thereof the outstanding principal amount of Term Loan evidenced thereby. Failure to make such notation or any error in any such notation or endorsement shall not affect the Borrowers' obligations in respect of such Term Loan.

§4.3. **Scheduled Installment Payments of Principal of Term Loan**. The Borrowers jointly and severally promise to pay to the Administrative Agent for the account of the Term Loan Lenders, in accordance with their respective Term Loan Percentages, the principal amount of the Term Loan in such amounts pursuant to the installment schedule to be set forth in Schedule 4.3 and to be attached hereto, provided that the final installment payment shall not be due and payable prior to the Revolving Credit Loan Maturity Date.

§4.4. **Mandatory Prepayments of Loans**.

§4.4.1. **Mandatory Prepayments**. In the event that Net Cash Proceeds received by the Borrowers from asset sales exceed $50,000,000 per annum (other than in connection with Permitted Receivables Transactions and the sale, lease, license or other disposition of assets in the ordinary course of business and with respect to asset swaps permitted under §8.4), the Borrowers will use one-hundred percent (100%) of any such Net Cash Proceeds in excess of $50,000,000 to pay down the Loans in the manner set forth in §4.4.2.

§4.4.2. **Application of Payments**. Each prepayment of the Loans required by §4.4.1 shall be allocated first, to the extent a Term Loan is outstanding, among the Term Loan Lenders in accordance with each such Term Loan Lender's Term Loan Percentage. Any prepayment of principal of the Term Loan shall include all interest accrued to the date of prepayment and shall be applied against the scheduled installments of principal due on the Term Loan in the inverse order of maturity. No amount prepaid or repaid with respect to the Term Loan may be reborrowed. Any Term Loan Lender may decline to accept any payments due to such Term Loan Lender pursuant to this §4.4 in which case such declined payments shall be used to repay the Revolving Credit Loans (but not reduce the Total Revolving Credit Commitment) on a *pro rata* basis in accordance with each Revolving Credit Lender's Commitment Percentage. In the event no Term Loan is outstanding at such time, the full amount of such mandatory prepayments shall be applied in accordance with §2.8(b).

§4.5. **Optional Prepayment of Term Loan**. The Borrowers shall have the right at any time to prepay the Term Loan on or before the Term Loan Maturity Date, in whole, or in part, upon not less than three (3) Business Days' prior written notice to the Administrative Agent, without premium or penalty (other than the obligation to reimburse the Term Loan Lenders and the Administrative Agent pursuant to §5.9 hereof, or as otherwise stated herein), <u>provided</u> that (a) each partial prepayment shall be in the principal amount of $1,000,000 or an integral multiple of $500,000 thereof, and (b) each partial prepayment shall be allocated among the Term Loan Lenders in accordance with such Lender's Term Loan Percentage. Any prepayment of principal of the Term Loan shall include all interest accrued to the date of prepayment and shall be applied against the scheduled installments of principal due on the Term Loan in the inverse order of maturity. No amount prepaid or repaid with respect to the Term Loan may be reborrowed.

§4.6. **Interest on Term Loan**. Except as otherwise provided in §4.7 or §5.6, any Term Loan advanced hereunder shall bear interest during each Interest Period relating to all or any portion of the Term Loan at a rate to be determined, based on prevailing market rates for borrowers with similar credit profiles and ratings, and otherwise acceptable to the Administrative Agent and the Term Loan Lenders.

The Borrowers jointly and severally promise to pay interest on the Term Loan or any portion thereof outstanding during each Interest Period in arrears on each Interest Payment Date applicable to such Interest Period and on the Term Loan Maturity Date. Any change in the interest rate resulting from a change in the Base Rate is to be effective at the beginning of the day of such change in the Base Rate.

§4.7. **Pari Passu Treatment of Term Loans**. Each Term Loan (a) shall rank <u>pari</u> <u>passu</u> in right of payment and of security with all other Loans and (b) shall be governed by and subject to all of the provisions, terms and conditions set forth in this Credit Agreement and the other Loan Documents in every respect as though such Term Loan was an original "Loan" referred to herein and will constitute an Obligation of the Borrowers hereunder (including, without limitation, the mandatory prepayment provisions and §5.6 hereof); except that any such Term Loan advanced in accordance with §18(g) or this §4 may provide for an interest rate as agreed to among the Borrowers, each of the Term Loan Lenders, and the Administrative Agent. To the extent conforming changes to this Credit Agreement must be made to effect the addition of a Term Loan made in accordance with §18(g) or this §4, such conforming amendment will not require the consent of any Lender other than the Term Loan Lenders, as well as the consent of the Borrowers and the Administrative Agent to be effective, but shall be subject to the satisfaction of each of the conditions set forth in §11.

§5. **FEES, PAYMENTS, AND COMPUTATIONS; JOINT AND SEVERAL LIABILITY.**

§5.1. Fees. The Borrowers jointly and severally agree to pay all Fees in the amounts and at the times and otherwise in accordance with the terms specified herein or the Loan Documents, as the case may be, including:

(a) **Commitment Fee.** The Borrowers jointly and severally agree to pay to the Administrative Agent, for the respective account of each Revolving Credit Lender, a fee (the "Commitment Fee") calculated at the rate per annum equal to the Applicable Commitment Rate with respect to the Commitment Fee as in effect from time to time on the actual daily amount during each calendar quarter or portion thereof from the Closing Date to the Revolving Credit Maturity Date by which the Total Revolving Credit Commitment minus the sum of the Maximum Drawing Amount and all Unpaid Reimbursement Obligations exceeds the outstanding amount of Revolving Credit Loans (excluding Swing Line Loans) during such calendar quarter. The Commitment Fee shall be payable quarterly in arrears on the first day of each calendar quarter for the immediately preceding calendar quarter commencing on the first such date following the date hereof, with a final payment on the Revolving Credit Maturity Date or any earlier date on which the Commitments shall terminate.

(b) **Letter of Credit Fees**. The Borrowers shall pay a fee (the "Letter of Credit Fee") equal to (i) the Applicable L/C Margin multiplied by the Maximum Drawing Amount of each Financial Letter of Credit or (ii) 50% of the Applicable L/C Margin multiplied by the Maximum Drawing Amount of each Performance Letter of Credit. Such Letter of Credit Fee shall be payable to the Administrative Agent for the account of the Revolving Credit Lenders, to be shared *pro rata* by the Revolving Credit Lenders in accordance with their respective Commitment Percentages. The Borrowers shall also pay a fee (the "Issuance Fee") to the Administrative Agent, for its own account, equal to 0.125% per annum on the Maximum Drawing Amount of all Letters of Credit issued by such Lender, plus its customary administrative charges. The Letter of Credit Fee and the Issuance Fee shall be payable for the number of days each Letter of Credit is outstanding, and shall be payable quarterly in arrears on the first day of each calendar quarter for the immediately preceding calendar quarter, and on the Revolving Credit Maturity Date.

§5.2. Payments.

(a) All payments of principal, interest, Reimbursement Obligations, fees and any other amounts due hereunder or under any of the other Loan Documents shall be made to the Administrative Agent, for the respective accounts of the Lenders and the Administrative Agent, to be received at the Administrative Agent's Office in immediately available funds by 12:00 noon (Boston time) on any due date.

(b) All payments by the Borrowers hereunder and under any of the other Loan Documents shall be made without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any

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nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless the Borrowers are compelled by law to make such deduction or withholding. If any such obligation is imposed upon the Borrowers with respect to any amount payable by them hereunder or under any of the other Loan Documents, the Borrowers will pay to the Administrative Agent, for the account of the Lenders or (as the case may be) the Administrative Agent, on the date on which such amount is due and payable hereunder or under such other Loan Document, such additional amount in Dollars as shall be necessary to enable the Lenders or the Administrative Agent to receive the same net amount which the Lenders or the Administrative Agent would have received on such due date had no such obligation been imposed upon the Borrowers. In the event that the Borrowers are required to make such deduction or withholding as a result of the fact that a Lender is organized outside of the United States, such Lender shall use its reasonable best efforts to transfer its Loans to an affiliate organized within the United States if such transfer would have no adverse effect on such Lender or the Loans. The Borrowers will deliver promptly to the Lender certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by the Borrowers hereunder or under such other Loan Document.

(c)   Whenever a payment hereunder or under any of the other Loan Documents becomes due on a day that is not a Business Day, the due date for such payment shall be extended to the next succeeding Business Day, and interest shall accrue during such extension; provided that any Interest Period for any Eurodollar Loan which ends on a day that is not a Eurodollar Business Day shall end on the next succeeding Eurodollar Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Eurodollar Business Day.

(d)   Each Lender and the Administrative Agent that is not a U.S. Person as defined in Section 7701(a)(30) of the Code for federal income tax purposes (a "Non-U.S. Lender") hereby agrees that, if and to the extent it is legally able to do so, it shall, prior to the date of the first payment by the Borrowers hereunder to be made to such Lender or the Administrative Agent or for such Lender's or the Administrative Agent's account, deliver to the Borrowers and the Administrative Agent, as applicable, such certificates, documents or other evidence, as and when required by the Code or Treasury Regulations issued pursuant thereto, including (a) in the case of a Non-U.S. Lender that is a "bank" for purposes of Section 881(c)(3)(A) of the Code, two (2) duly completed copies of Internal Revenue Service Form W-8BEN or Form W-8ECI and any other certificate or statement of exemption required by Treasury Regulations, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Lender or the Administrative Agent establishing that with respect to payments of principal, interest or fees hereunder it is (i) not subject to United States federal withholding tax under the Code because such payment is effectively connected with the conduct by such Lender or Administrative Agent of a trade or business in the United States or (ii) totally exempt or partially exempt from United States federal withholding tax under a provision of an applicable tax treaty and (b) in the case of a Non-U.S. Lender that is not a "bank" for purposes of Section 881(c)(3)(A) of the Code, a certificate in form and substance reasonably satisfactory to the Administrative Agent and the Borrowers and to the effect that (i) such Non-U.S. Lender is not a "bank" for purposes of Section 881(c)(3)(A) of the Code, is not subject to regulatory or other legal requirements as a bank in any jurisdiction, and has not been treated as a bank for purposes of any tax, securities law or other filing or submission made to any governmental authority, any application made to a rating agency or qualification for any exemption from any tax, securities law or other legal requirements, (ii) is not a ten (10) percent shareholder for purposes of Section 881(c)(3)(B) of the Code and (iii) is not a controlled foreign corporation receiving interest from a related person for purposes of Section 881(c)(3)(C) of the Code, together with a properly completed Internal Revenue Service Form W-8 or W-9, as applicable (or successor forms). Each Lender or the Administrative Agent agrees that it shall, promptly upon a change of its lending office or the selection of any additional lending office, to the extent the forms previously delivered by it pursuant to this section are no longer effective, and promptly upon the Borrowers' or the Administrative Agent's reasonable request after the occurrence of any other event (including the passage of time) requiring the delivery of a Form W-8BEN, Form W-8ECI, Form W-8 or W-9 in addition to or in replacement of the forms previously delivered, deliver to the Borrowers and the Administrative Agent, as applicable, if and to the extent it is properly entitled to do so, a properly completed and executed Form W-8BEN, Form W-8ECI, Form W-8 or W-9, as applicable (or any successor forms thereto).

§5.3. Computations. All computations of interest on Base Rate Loans and of Commitment Fees, Letter of Credit Fees or other fees shall, unless otherwise expressly provided herein, be based on a 365-day year (or 366-day year, as applicable) and paid for the actual number of days elapsed. All computations of interest on Eurodollar Loans shall, unless otherwise expressly provided herein, be based on a 360-day year and paid for the actual number of days elapsed.

§5.4. Capital Adequacy. If any present or future law, governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) or the interpretation thereof by a court or governmental authority with appropriate jurisdiction affects the amount of capital required or expected to be maintained by any Lender or the Administrative Agent or any corporation controlling such Lender or the Administrative Agent, and such Lender or the Administrative Agent determines that the amount of capital required to be maintained by it is increased by or based upon the existence of such Lender's or the Administrative Agent's Loans, Letter of Credit participations or Letters of Credit, or commitment with respect thereto, then such Lender or the Administrative Agent may notify the Borrowers of such fact. To the extent that the costs of such increased capital requirements are not reflected in the Base Rate (if relating to Base Rate Loans), the Borrowers and such Lender or (as the case may be) the Administrative Agent shall

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thereafter attempt to negotiate in good faith, within thirty (30) days of the day on which the Borrowers receive such notice, an adjustment payable hereunder that will adequately compensate such Lender or the Administrative Agent in light of these circumstances. If the Borrowers and such Lender or the Administrative Agent are unable to agree to such adjustment within thirty (30) days of the date on which the Borrowers receive such notice, then commencing on the date of such notice (but not earlier than the effective date of any such increased capital requirement), the fees payable hereunder shall increase by an amount that will, in such Lender's or the Administrative Agent's reasonable determination, provide adequate compensation. Each Lender and the Administrative Agent shall allocate such cost increases among its customers in good faith and on an equitable basis.

§5.5. **Certificate**. A certificate setting forth any additional amounts payable pursuant to §5.4 and a reasonable explanation of such amounts which are due, submitted by any Lender or the Administrative Agent to the Borrowers, shall be conclusive, absent manifest error, that such amounts are due and owing.

§5.6. **Interest on Overdue Amounts**. Overdue principal and (to the extent permitted by applicable law) interest on the Loans and all other overdue amounts payable hereunder or under any of the other Loan Documents shall bear interest compounded monthly and payable on demand at a rate per annum equal to the Base Rate *plus* the Applicable Base Rate Margin *plus* two (2) percentage points (2.00%) until such amount shall be paid in full (after, as well as before, judgment).

§5.7. **Interest Limitation**. Notwithstanding any other term of this Credit Agreement or any other document referred to herein, the maximum amount of interest which may be charged to or collected from any person liable hereunder by any Lender shall be absolutely limited to, and shall in no event exceed, the maximum amount of interest which could lawfully be charged or collected under applicable law (including, to the extent applicable, the provisions of Section 5197 of the Revised Statutes of the United States of America, as amended, 12 U.S.C. Section 85, as amended), so that the maximum of all amounts constituting interest under applicable law, howsoever computed, shall never exceed as to any Person liable therefor such lawful maximum, and any term of this Credit Agreement, the Letter of Credit Applications, or any other document referred to herein or therein which could be construed as providing for interest in excess of such lawful maximum shall be and hereby is made expressly subject to and modified by the provisions of this paragraph.

§5.8. **Election of Eurodollar Rate; Notice of Election; Interest Periods; Minimum Amounts**.

(a) At the Borrowers' option, so long as no Default or Event of Default has occurred and is then continuing, the Borrowers may (i) elect to convert any Loan which is a Base Rate Loan or a portion thereof to a Eurodollar Loan, (ii) at the time of any Loan and Letter of Credit Request, specify that a requested Loan shall be a Eurodollar Loan, or (iii) upon expiration of the applicable Interest Period, elect to maintain an existing Eurodollar Loan as such,

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provided that the Borrowers give notice to the Administrative Agent pursuant to §5.8(b) hereof. Upon determining any Eurodollar Rate, the Administrative Agent shall forthwith provide notice thereof to the Borrowers and the Lenders, and each such notice to the Borrowers and the Lenders shall be considered prima facie correct and binding, absent manifest error.

(b)   Three (3) Eurodollar Business Days prior to the making of any Eurodollar Loan or the conversion of any Base Rate Loan to a Eurodollar Loan, or, in the case of an outstanding Eurodollar Loan, the expiration date of the applicable Interest Period, the Borrowers shall give telephonic notice (confirmed by telecopy on the same Eurodollar Business Day) to the Administrative Agent not later than 11:00 a.m. (Boston time) of their election pursuant to §5.8(a). Each such notice delivered to the Administrative Agent shall specify the aggregate principal amount of the Loans to be borrowed or maintained as or converted to Eurodollar Loans and the requested duration of the Interest Period that will be applicable to such Eurodollar Loan, and shall be irrevocable and binding upon the Borrowers. If the Borrowers shall fail to give the Administrative Agent notice of their election hereunder together with all of the other information required by this §5.8(b) with respect to any Loan, such Loan shall be deemed a Base Rate Loan. In the event that the Borrowers fail to provide any such notice with respect to the continuation of any Eurodollar Loan as such, then such Eurodollar Loan shall be automatically converted to a Base Rate Loan at the end of the then expiring Interest Period relating thereto.

(c)   Notwithstanding anything herein to the contrary, the Borrowers may not specify an Interest Period that would extend beyond the Revolving Credit Maturity Date or the Term Loan Maturity Date, as applicable. No Interest Period relating to the Term Loan or any portion thereof bearing interest at the Eurodollar Rate shall extend beyond the date on which any regularly scheduled installment payment of the principal of the Term Loan is to be made unless a portion of the Term Loan at least equal to such installment payment has an Interest Period ending on such date or is then bearing interest at the Base Rate.

(d)   All Revolving Credit Loans and Term Loans shall be in a minimum amount of $1,000,000 or integral multiples of $500,000 in excess thereof.   In no event shall the Borrowers have more than ten (10) different maturities of Eurodollar Loans outstanding at any time.

§5.9. **Eurodollar Indemnity**. The Borrowers agree to indemnify the Lenders and the Administrative Agent and to hold them harmless from and against any loss, cost or expenses (including loss of anticipated profits) that the Lenders and the Administrative Agent may sustain or incur as a consequence of (a) default by the Borrowers in payment of the principal amount of or any interest on any Eurodollar Loans as and when due and payable, including any such loss or expense arising from interest or fees payable by any Lender or the Administrative Agent to lenders of funds obtained by it in order to maintain its Eurodollar Loans, (b) a prepayment of principal on any Eurodollar Loan, including prepayments which are the result of acceleration by the Lenders, or (c) default by the Borrowers in making

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a borrowing or conversion after the Borrowers have given (or are deemed to have given) notice pursuant to §2.5 or §5.8, the making of any payment of a Eurodollar Loan or the making of any conversion of any such Eurodollar Loan to a Base Rate Loan on a day that is not the last day of the applicable Interest Period with respect thereto, including interest or fees payable by any Lender to lenders of funds obtained by it in order to maintain any such Loans or upon a transfer of interest in Eurodollar Loans to an Acceding Lender pursuant to §18(g).

§5.10. Illegality; Inability to Determine Eurodollar Rate. Notwithstanding any other provision of this Credit Agreement, if (a) the introduction of, any change in, or any change in the interpretation of, any law or regulation applicable to the Administrative Agent or any Lender shall make it unlawful, or any central bank or other governmental authority having jurisdiction thereof shall assert that it is unlawful, for any Lender or the Administrative Agent to perform its obligations in respect of any Eurodollar Loans, or (b) if any Lender or the Administrative Agent shall reasonably determine with respect to Eurodollar Loans that (i) by reason of circumstances affecting any Eurodollar interbank market, adequate and reasonable methods do not exist for ascertaining the Eurodollar Rate which would otherwise be applicable during any Interest Period, or (ii) deposits of Dollars in the relevant amount for the relevant Interest Period are not available to such Lender or the Administrative Agent in any Eurodollar interbank market, or (iii) the Eurodollar Rate does not or will not accurately reflect the cost to such Lender or the Administrative Agent of obtaining or maintaining the applicable Eurodollar Loans during any Interest Period, then such Lender or the Administrative Agent shall promptly give telephonic, telex or cable notice of such determination to the Borrowers (which notice shall be conclusive and binding upon the Borrowers). Upon such notification by such Lender or the Administrative Agent, the obligation of such Lender or the Administrative Agent to make Eurodollar Loans shall be suspended until such Lender or the Administrative Agent determines that such circumstances no longer exist, and the outstanding Eurodollar Loans shall continue to bear interest at the applicable rate based on the Eurodollar Rate until the end of the applicable Interest Period, and thereafter shall be deemed converted to Base Rate Loans in equal principal amounts.

§5.11. Additional Costs, Etc.

(a)   Increased Costs Generally. If any present or future applicable law, which expression, as used herein, includes statutes, rules and regulations thereunder and interpretations thereof by any competent court or by any governmental or other regulatory body or official charged with the administration or the interpretation thereof and requests, directives, instructions and notices at any time or from time to time hereafter made upon or otherwise issued to any Lender by any central bank or other fiscal, monetary or other authority (whether or not having the force of law), shall impose on any Lender any tax, levy, impost, duty, charge fees, deduction or withholdings of any nature or requirements with respect to this Credit Agreement, the other Loan Documents, the Loans, such Lender's Commitment, the Letters of Credit or any class of loans or commitments or letters of credit of which any of the Loans, the Commitments or the Letters of Credit forms a part, and the result of any of the foregoing is:

(i) to increase the cost to such Lender of making, funding, issuing, renewing, extending or maintaining the Loans, such Lender's Commitment, or the Letters of Credit; or

(ii) to reduce the amount of principal, interest or other amount payable to such Lender hereunder on account of such Lender's Commitment, the Loans, or drawings under the Letters of Credit, or

(iii) to require such Lender to make any payment or to forego any interest or other sum payable hereunder, the amount of which payment or foregone interest or other sum is calculated by reference to the gross amount of any sum receivable or deemed received by such Lender from the Borrowers hereunder,

then, and in each such case, the Borrowers will, upon demand made by such Lender at any time and from time to time and as often as the occasion therefor may arise, pay to such Lender such additional amounts as will be sufficient to compensate such Lender for such additional cost, reduction, payment or foregone interest or other sum (after such Lender shall have allocated the same fairly and equitably among all customers of any class generally affected thereby).

(b) Reserves on Eurodollar Loans. The Borrowers shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional interest on the unpaid principal amount of each Eurodollar Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrowers shall have received at least 10 days' prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 10 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 10 days from receipt of such notice

§5.12. **Replacement of Lenders**. If any Lender (an "Affected Lender") (i) makes demand upon the Borrowers for (or if the Borrowers are otherwise required to pay) amounts pursuant to §§5.4 or 5.11 or (ii) is unable to make or maintain Eurodollar Loans as a result of a condition described in §5.10, the Borrowers may, within 90 days of receipt of such demand or notice (or the occurrence of such other event causing the Borrowers to be required to pay such compensation or causing §5.10 to be applicable), by notice in writing to the Administrative Agent and such Affected Lender (a "Replacement Notice") (A) request the Affected Lender to cooperate with the Borrowers in obtaining a replacement bank satisfactory to the Administrative Agent and the Borrowers (the "Replacement Lender"); (B) request the non-Affected Lenders to acquire and

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assume all of the Affected Lender's Loans and Commitment, as provided herein, but none of such Lenders shall be under an obligation to do so; or (C) designate a Replacement Lender reasonably satisfactory to the Administrative Agent. If any satisfactory Replacement Lender shall be obtained, and/or any of the non-Affected Lenders shall agree to acquire and assume all of the Affected Lender's Loans and Commitment, then such Affected Lender shall, so long as no Event of Default shall have occurred and be continuing, assign, in accordance with §18, all of its Commitment, Loans and other rights and obligations under this Credit Agreement and all other Loan Documents to such Replacement Lender or non-Affected Lenders, as the case may be, in exchange for payment of the principal amount so assigned and all interest and fees accrued on the amount so assigned, plus all other Obligations then due and payable to the Affected Lender; provided, however, that (i) such assignment shall be without recourse, representation or warranty and shall be on terms and conditions reasonably satisfactory to such Affected Lender and such Replacement Lender and/or non-Affected Lenders, as the case may be, and (ii) prior to any such assignment, the Borrowers shall have paid to such Affected Lender all amounts properly demanded and unreimbursed under §§5.4, 5.9, 5.10 and 5.11. Upon the effective date of such assignment, and such Replacement Lender and/or non-Affected Lenders shall become a "Lender" for all purposes under this Credit Agreement and the other Loan Documents.

§5.13. **Concerning Joint and Several Liability of the Borrowers**.

(a)   Each Borrower accepts joint and several liability for the Obligations of all of the Borrowers hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Administrative Agent and the Lenders under this Credit Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of each other Borrower to accept joint and several liability for the Obligations.

(b)   Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers with respect to the payment and performance of all of the Obligations (including, without limitation, any Obligations arising under this §5.13), it being the intention of the parties hereto that all of the Obligations shall be the joint and several Obligations of each Borrower without preferences or distinction among them.

(c)   If and to the extent that any of the Borrowers shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligation.

(d)   The Obligations of each Borrower under the provisions of this §5.13 constitute full recourse Obligations of each Borrower enforceable against each such Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Credit Agreement or any other circumstance whatsoever.

(e)   Except as otherwise expressly provided in this Credit Agreement, each Borrower, to the fullest extent permitted by applicable law, hereby waives notice of acceptance of its joint and several liability, notice of any Loans made under this Credit Agreement, notice of any action at any time taken or omitted by the Administrative Agent or the Lenders under or in respect of any of the Obligations, and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Credit Agreement. Each Borrower, to the fullest extent permitted by applicable law, hereby waives all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshaling of assets of the Borrowers and any other Person primarily or secondarily liable with respect to any of the Obligations and all suretyship defenses generally. Each Borrower, to the fullest extent permitted by applicable law, hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Lenders at any time or times in respect of any default by any of the Borrowers in the performance or satisfaction of any term, covenant, condition or provision of this Credit Agreement, any and all other indulgences whatsoever by the Lenders in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any of the Borrowers. Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of the Lenders with respect to the failure by any of the Borrowers to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this §5.13, afford grounds for terminating, discharging or relieving any of the Borrowers, in whole or in part, from any of its Obligations under this §5.13, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of such Borrowers under this §5.13 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Borrower under this §5.13 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, re-construction or similar proceeding with respect to any of the Borrowers, the Administrative Agent or the Lenders. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any of the Borrowers, the Administrative Agent or the Lenders.

(f)   To the extent any Borrower makes a payment hereunder in excess of the aggregate amount of the benefit received by such Borrower in respect of the extensions of credit under the Credit Agreement (the "Benefit Amount"), then such Borrower, after the payment in full, in cash, of all of the Obligations, shall be entitled to recover from each other Borrower such excess payment, pro rata, in accordance with the ratio of the Benefit Amount received by each such other Borrower to the total Benefit Amount received by all Borrowers, and the right to such recovery shall be deemed to be an asset and property of such Borrower so funding; provided, that each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrowers with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to any of the Lenders or the Administrative Agent with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been irrevocably paid in full in cash. Any claim which any Borrower may have against any other Borrower with respect to any payments to the Lenders or the Administrative Agent hereunder or under any other Loan Document are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Borrower therefor.

(g)   Each Borrower hereby agrees that the payment of any amounts due with respect to the Indebtedness owing by any Borrower to any other Borrower is hereby subordinated to the prior payment in full in cash of the Obligations. Each Borrower hereby agrees that after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any such Indebtedness of any other Borrower owing to such Borrower until the Obligations shall have been paid in full in cash. If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such Indebtedness before payment in full in cash of the Obligations, such amounts shall be collected, enforced, received by such Borrower as trustee for the Administrative Agent and be paid over to the Administrative Agent for the *pro rata* accounts of the Lenders (in accordance with each such Lender's Commitment Percentage and/or Term Loan Percentage, as the case may be) to be applied to repay (or be held as security for the repayment of) the Obligations.

(h)   The provisions of this §5.13 are made for the benefit of the Administrative Agent and the Lenders and their successors and assigns, and may be enforced in good faith by them from time to time against any or all of the Borrowers as often as the occasion therefor may arise and without requirement on the part of the Administrative Agent or the Lenders first to marshal any of their claims or to exercise any of their rights against any other Borrower or to exhaust any remedies available to them against any other Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this §5.13 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Administrative Agent or the Lenders upon the insolvency, bankruptcy or reorganization of any of the Borrowers or is repaid in good faith settlement of a pending or threatened avoidance claim, or otherwise, the provisions of this §5.13 will forthwith be reinstated in effect, as though such payment had not been made.

(i)   It is the intention and agreement of the Borrowers and the Lenders that the obligations of the Borrowers under this Credit Agreement shall be valid and enforceable against the Borrowers to the maximum extent permitted by applicable law. Accordingly, if any provision of this Credit Agreement creating any obligation of the Borrowers in favor of the Lenders shall be declared to be invalid or unenforceable in any respect or to any extent, it is the stated intention and agreement of the Borrowers and the Lenders that any balance of the obligation created by such provision and all other obligations of the Borrowers to the Lenders created by other provisions of this Credit Agreement shall remain valid and enforceable. Likewise, if by final order a court of competent jurisdiction shall declare any sums which the Lenders may be otherwise entitled to collect from the Borrowers under this Credit Agreement to be in excess of those permitted under any law (including any federal or state fraudulent conveyance or like statute or rule of law) applicable to the Borrowers' obligations under this Credit Agreement, it is the stated intention and agreement of the Borrowers and the Lenders that all sums not in excess of those permitted under such applicable law shall remain fully collectible by the Lenders from the Borrowers.

(j)   Each of the Borrowers waives any rights and defenses that are or may become available to such Borrower by reason of Sections 2787 to 2855, inclusive, 2899 and 3433 of the California Civil Code.

(k)   As provided below, this Credit Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. The foregoing waivers and the provisions hereinafter set forth in this Agreement which pertain to California law are included solely out of an abundance of caution, and shall not be construed to mean that any of the above referenced provisions of California law are in any way applicable to this Credit Agreement or the Obligations.

(l)   Each of the Borrowers understands and acknowledges that if the Lenders foreclose judicially or nonjudicially against any real property security for the Obligations, that foreclosure could impair or destroy any ability that such Borrower may have to seek reimbursement, contribution, or indemnification from the other Borrowers or others based on any right such Borrower may have of subrogation, reimbursement, contribution, or indemnification for any amounts paid by such Borrower under this Credit Agreement. Each of the Borrowers further understands and acknowledges that in the absence of this paragraph, such potential impairment or destruction of such Borrower's rights, if any, may entitle such Borrower to assert a defense to this Credit Agreement based on Section 580d of the California Code of Civil Procedure as interpreted in <u>Union Bank v. Gradsky</u>, 265 Cal. App. 2d 40 (1968). By executing this Credit Agreement, each Borrower freely, irrevocably, and unconditionally: (i) waives and relinquishes that defense and agrees that it will be fully liable under this Credit Agreement even though the Lenders may foreclose, either by judicial foreclosure or by exercise of power of sale, any deed of trust securing the Obligations; (ii) agrees that it will not assert that defense in any action or proceeding which any of the Lenders may commence to enforce this Credit Agreement; (iii) acknowledges and agrees that the rights and defenses waived by such Borrower in this Credit Agreement include any right or defense that such Borrower may have or be entitled to assert based upon or arising out of any one or more of Sections 580a, 580b, 580d, or 726 of the California Code of Civil Procedure or Section 2848 of the California Civil Code; and (iv) acknowledges and agrees that the Lenders are relying on this waiver in creating the Obligations, and that this waiver is a material part of the consideration which the Lenders are receiving for creating the Obligations.

§6. <u>REPRESENTATIONS AND WARRANTIES</u>.

The Borrowers jointly and severally represent and warrant to the Lenders that on and as of the date of this Credit Agreement, each Drawdown Date, and the date of issuance of any Letter of Credit (with any disclosure on a schedule pursuant to this §6 applying to all relevant representations and warranties, regardless of whether such schedule is referenced in each relevant representation):

§6.1. <u>Corporate Authority</u>.

(a) **<u>Incorporation; Good Standing</u>**. Each Borrower (i) is a corporation, partnership, limited liability company or similar business entity duly organized, validly existing and in good standing or in current status under the laws of its respective state of organization, (ii) has all requisite corporate (or equivalent company or partnership) power to own its property and conduct its business as now conducted and as presently contemplated, and (iii) is in good standing as a foreign corporation, partnership, limited liability company or similar business entity and is duly authorized to do business in each jurisdiction in which its property or business as presently conducted or contemplated makes such qualification necessary except where a failure to be so qualified would not have a Material Adverse Effect.

(b) **<u>Authorization</u>.** The execution, delivery and performance of the Loan Documents and the transactions contemplated hereby and thereby (i) are within the corporate (or equivalent company or partnership) authority of each Borrower, (ii) have been duly authorized by all necessary corporate (or equivalent company or partnership) proceedings, (iii) do not conflict with or result in any material breach or contravention of any provision of law, statute, rule or regulation to which any Borrower is subject or any judgment, order, writ, injunction, license or permit applicable to any Borrower so as to materially adversely affect the assets, business or any activity of the Borrowers, and (iv) do not conflict with any provision of the corporate charter or bylaws (or the equivalent company or partnership constitutive documents) of any Borrower or any agreement or other instrument binding upon them, including, without limitation, the 2022 Notes Indenture.

(c) **Enforceability.** The execution, delivery and performance of the Loan Documents will result in valid and legally binding obligations of the Borrowers enforceable against each in accordance with the respective terms and provisions hereof and thereof, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

§6.2. Governmental Approvals. The execution, delivery and performance by the Borrowers of the Loan Documents and the transactions contemplated hereby and thereby do not require any approval or consent of, or filing with, any governmental agency or authority other than those already obtained.

§6.3. Title to Properties; Leases. The Borrowers own all of the assets reflected in the consolidated balance sheets as at the Balance Sheet Date or acquired since that date (except property and assets sold or otherwise disposed of in the ordinary course of business since that date), subject to no mortgages, capitalized leases, conditional sales agreements, title retention agreements, liens or other encumbrances except Permitted Liens.

§6.4. Financial Statements; Solvency.

(a) There has been furnished to the Lenders (i) audited consolidated financial statements of the Borrowers dated the Balance Sheet Date and (ii) consolidated financial statements of the Borrowers dated the Interim Balance Sheet Date. Said financial statements have been prepared in accordance with GAAP and fairly present in all material respects the financial condition of the Borrowers on a consolidated basis, as at the close of business on the respective dates thereof and the results of operations for the respective periods then ended. There are no contingent liabilities of the Borrowers involving material amounts, known to the officers of the Borrowers, which have not been disclosed in said balance sheets and the related notes thereto or otherwise in writing to the Lenders.

(b) The Borrowers on a consolidated basis (both before and after giving effect to the transactions contemplated by this Credit Agreement) are and will be solvent (i.e., they have assets having a fair value in excess of the amount required to pay their probable liabilities on their existing debts as they become

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absolute and matured) and have, and expect to have, the ability to pay their debts from time to time incurred in connection therewith as such debts mature.

§6.5.   No Material Changes, Etc. Since the Interim Balance Sheet Date, no Material Adverse Effect has occurred with respect to the financial condition or businesses of the Borrowers, taken as a whole, as shown on or reflected in the consolidated balance sheet of the Borrowers as of the Interim Balance Sheet Date, or the consolidated statement of income for the fiscal year then ended. Since the Interim Balance Sheet Date, there have not been any Restricted Payments other than as permitted by §8.6 hereof.

§6.6.   Permits, Franchises, Patents, Copyrights, Etc. Each Borrower possess all franchises, patents, copyrights, trademarks, trade names, licenses and permits, and rights in respect of the foregoing, adequate for the conduct of their businesses substantially as now conducted without known conflict with any rights of others.

§6.7.   Litigation. Except as shown on Schedules 6.7 and 6.16 hereto, there are no actions, suits, proceedings or investigations of any kind pending or, to the knowledge of any Borrower, threatened against any Borrower before any court, tribunal or administrative agency or board which, if adversely determined, might, either in any individual case or in the aggregate, have a Material Adverse Effect.

§6.8.   No Materially Adverse Contracts, Etc. No Borrower is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Borrowers' officers has or is expected in the future to have a Material Adverse Effect. No Borrower is a party to any contract or agreement which in the judgment of the Borrowers' officers has or is expected to have a Material Adverse Effect, except as otherwise reflected in adequate reserves.

§6.9.   Compliance With Other Instruments, Laws, Etc. No Borrower is violating any provision of its charter documents or by-laws (or the equivalent company or partnership constitutive documents) or any agreement or instrument by which any of them may be subject or by which any of them or any of their properties may be bound or any decree, order, judgment, or any statute, license, rule or regulation, in a manner which could result in the imposition of substantial penalties or have a Material Adverse Effect.

§6.10. Tax Status. Each Borrower has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which any of them is subject (unless and only to the extent that such Borrower has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes); and have paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith; and have set aside on their books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Borrowers know of no basis for any such claim.

§6.11. <u>No Event of Default</u>. No Default or Event of Default has occurred and is continuing as of the date of this Credit Agreement.

§6.12. <u>Holding Company and Investment Company Acts</u>. No Borrower is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company," as such terms are defined in the Public Utility Holding Company Act of 1935; nor is any of them a "registered investment company," or an "affiliated company" or a "principal underwriter" of a "registered investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

§6.13. <u>Absence of Financing Statements, Etc</u>. Other than Permitted Liens, there is no financing statement, security agreement, chattel mortgage, real estate mortgage or other document filed or recorded with any filing records, registry, or other public office, which purports to cover, affect or give notice of any present or possible future lien on, or security interest in, any assets or property of any Borrower, or any rights relating thereto.

§6.14. <u>Employee Benefit Plans</u>.

(a)   Each Employee Benefit Plan and each Guaranteed Pension Plan has been maintained and operated in compliance in all material respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions and the bonding of fiduciaries and other persons handling plan funds as required by §412 of ERISA. Each Borrower has heretofore delivered to the Administrative Agent the most recently completed annual report, Form 5500, with all required attachments, and actuarial statement required to be submitted under §103(d) of ERISA, with respect to each Guaranteed Pension Plan.

(b)   No Employee Benefit Plan, which is an employee welfare benefit plan within the meaning of §3(1) or §3(2)(B) of ERISA, provides benefit coverage subsequent to termination of employment, except as required by Title I, Part 6 of ERISA or the applicable state insurance laws. A Borrower may terminate each such Plan at any time (or at any time subsequent to the expiration of any applicable bargaining agreement) in the discretion of such Borrower without liability to any Person other than for claims arising prior to termination.

(c)   Each contribution required to be made to a Guaranteed Pension Plan, whether required to be made to avoid the incurrence of an accumulated funding deficiency, the notice or lien provisions of §302(f) of ERISA, or otherwise, has been timely made. No waiver of an accumulated funding deficiency or extension of amortization periods has been received with respect to any Guaranteed Pension Plan, and no Borrower nor any ERISA Affiliate is obligated to or has posted security in connection with an amendment to a Guaranteed Pension Plan pursuant to §307 of ERISA or §401(a)(29) of the Code. No liability to the PBGC (other than required insurance premiums, all of which have been paid) has been incurred by any Borrower or any ERISA Affiliate with respect to any Guaranteed Pension Plan and there has not been any ERISA Reportable Event (other than an ERISA Reportable Event as to which the requirement of 30 days notice has been waived), or any other event or condition which presents a material risk of termination of any Guaranteed Pension Plan by the PBGC. Based on the latest valuation of each Guaranteed Pension Plan (which in each case occurred within twelve months of the date of this representation), and on the actuarial methods and assumptions employed for that valuation, the aggregate benefit liabilities of all such Guaranteed Pension Plans within the meaning of §4001 of ERISA did not exceed the aggregate value of the assets of all such Guaranteed Pension Plans, disregarding for this purpose the benefit liabilities and assets of any Guaranteed Pension Plan with assets in excess of benefit liabilities.

(d)   No Borrower nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under §4201 of ERISA or as a result of a sale of assets described in §4204 of ERISA. No Borrower nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of §4241 or §4245 of ERISA or is at risk of entering reorganization or becoming insolvent, or that any Multiemployer Plan intends to terminate or has been terminated under §4041A of ERISA.

§6.15. Use of Proceeds.

§6.15.1. General. The proceeds of the Loans shall be used solely as follows: (a) to refinance Indebtedness of the Borrowers under the Existing Credit Agreement; (b) to repurchase, repay or refinance, in whole or in part, the 2022 Convertible Subordinated Notes and any Permitted Debt Offering entered into prior to the redemption of the 2022 Convertible Subordinated Notes, provided that at least fifty percent (50%) of the proceeds of such Permitted Debt Offering were used to repay the Loans; (c) to finance acquisitions permitted pursuant to §8.4; and (d) for capital expenditures, working capital, Letters of Credit, and general corporate purposes.

§6.15.2. Regulations U and X. No portion of any Loan is to be used, and no portion of any Letter of Credit is to be obtained, for the purpose of purchasing or carrying any "margin security" or "margin stock" as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. Parts 221 and 224.

§6.15.3. Ineligible Securities. No portion of the proceeds of any Loans is to be used, and no portion of any Letter of Credit is to be obtained, for the purpose of knowingly purchasing, or providing credit support for the purchase of, during the underwriting or placement period or within thirty (30) days thereafter, any Ineligible Securities underwritten or privately placed by a Financial Affiliate.

§6.16. <u>Environmental Compliance</u>. The Borrowers have taken all necessary steps to investigate the past and present condition and usage of the Real Properties and the operations conducted thereon and, based upon such diligent investigation, have determined that, except as shown on <u>Schedule 6.16</u>:

(a)   none of the Borrowers or Excluded Subsidiaries, nor any operator of their properties, is in violation, or alleged violation, of any judgment, decree, order, law, permit, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under RCRA, CERCLA, the Superfund Amendments and Reauthorization Act of 1986 ("<u>SARA</u>"), the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, or any state or local or federal or provincial statute, regulation, ordinance, order or decree relating to health, safety or the environment (the "<u>Environmental Laws</u>"), which violation would have a Material Adverse Effect; and

(b)   except where it would not have a Material Adverse Effect, (i) no portion of the Real Property has been used for the handling, processing, storage or disposal of Hazardous Substances and no underground tank or other underground storage receptacle for Hazardous Substances is located on such properties; (ii) in the course of any activities conducted by the Borrowers, or, to the Borrowers' knowledge by any other operators of the Real Property, no Hazardous Substances have been generated or are being used on such properties; and (iii) there have been no unpermitted Releases or threatened Releases of Hazardous Substances on, upon, into or from the Real Property.

§6.17. <u>Perfection of Security Interests</u>. All filings, assignments, pledges and deposits of documents or instruments to be made by the Borrowers have been made and all other actions have been taken that are necessary or advisable under applicable law to establish and perfect the Administrative Agent's security interest in the Collateral. The Collateral and the Administrative Agent's rights with respect to the Collateral are not subject to any setoff, claims, withholdings or other defenses.

§6.18. <u>Transactions with Affiliates</u>. Except as disclosed in <u>Schedule 6.18</u> or filings made by the Borrowers under the Securities Exchange Act of 1934 prior to the Closing Date, and except for arm's length transactions pursuant to which a Borrower makes payments in the ordinary course of business upon terms no less favorable than such Borrower could obtain from third parties, none of the officers, directors, or employees of any Borrower is presently a party to any transaction with another Borrower (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of any Borrower, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

§6.19. **Subsidiaries**. Schedule 2 (as updated from time to time pursuant to §7.16) sets forth a complete and accurate list of the Subsidiaries of the Parent, including the name of each Subsidiary, the location of its chief executive office, and its jurisdiction of incorporation, together with the number of authorized and outstanding shares of each Subsidiary. Each Subsidiary listed on Schedule 2 is (a) wholly owned by the Parent (except as noted in such Schedule) and (b) is a Borrower hereunder (except the Excluded Subsidiaries), 100% of the assets and stock (or in the case of a foreign Subsidiary, 65% of the stock) of which have been pledged to the Administrative Agent on behalf of the Lenders (subject to Permitted Liens) pursuant to the Security Documents. The Parent has good and marketable title to all of the shares it purports to own of the stock of each such Subsidiary, and each other Borrower has good and marketable title to all of the shares it purports to own of the stock of such Subsidiary, free and clear in each case of any lien. All such shares have been duly issued and are fully paid and non-assessable.

§6.20. **True Copies of Charter and Other Documents**. Each Borrower has furnished the Administrative Agent copies, in each case true and complete as of the Closing Date, of its (a) charter and other constitutive documents and (b) by-laws (or equivalent constitutive documents), each including any amendments thereto.

§6.21. **Disclosure**. Neither this Credit Agreement, nor any of the other Loan Documents, nor any document or information furnished by the Borrowers in connection therewith contains any untrue statement of a material fact or omits to state a material fact (known to any Borrower in the case of any document or information not furnished by the Borrowers) necessary in order to make the statements herein or therein not misleading. There is no fact known to any Borrower which materially adversely affects, or which is reasonably likely in the future to materially adversely affect, the business, assets, or financial condition of any Borrower, exclusive of effects resulting from changes in general economic conditions, legal standards or regulatory conditions.

§6.22. **Capitalization** (a)   As of September 30, 2005, the authorized Capital Stock of the Parent consists of (i) 100,000,000 shares of common stock (par value $0.01 per share) of which 46,317,813 shares were outstanding as of such date, and (ii) 7,500,000 shares of preferred stock of which none were outstanding as of such date. All of such outstanding shares are fully paid and non-assessable. In addition, as of September 30, 2005, the board of directors of the Parent has duly reserved (A) 45,950 shares of the Parent's common stock for issuance pursuant to outstanding warrants, (B) 5,632,907 shares of the Parent's common stock for issuance pursuant to outstanding options, (C) 3,068,601 shares of the Parent's common stock for issuance upon the exercise of employee stock options available to be granted pursuant to the Parent's stock option plans, of which up to 450,000 shares may be issued as restricted stock, (D) 187,565 shares of the Parent's common stock available to be granted pursuant to the Parent's warrant plans, (E)

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5,424,668 shares of the Parent's common stock for issuance upon the conversion of the 2022 Convertible Subordinated Notes, (F) 64,925 shares of the Parent's common stock issued and restricted under a restricted stock plan for general issuance and (G) subject to clause (C) above, 7,037 shares of the Parent's common stock available to be granted under restricted stock plans, and (H) subject to clause (C) above, 32,142 shares of the Parent's common stock that may be issued on satisfaction of conditions in restricted stock unit awards.

(b)   The shares of the Capital Stock of the Subsidiaries pledged to the Administrative Agent pursuant to the Securities Pledge Agreement are held of record as set forth on the Annex A to the Securities Pledge Agreement. Such Capital Stock constitutes, of record, 100% of the outstanding Capital Stock of each such Subsidiary (or in the case of a foreign Subsidiary, 65% of the outstanding Capital Stock), and, to our knowledge, on a fully-diluted basis, 100% of such outstanding Capital Stock (or in the case of a foreign Subsidiary, 65% of such outstanding Capital Stock).

§6.23. **Foreign Assets Control Regulations, Etc**. None of the requesting or borrowing of the Loans, the requesting or issuance, extension or renewal of any Letters of Credit or the use of the proceeds of any thereof will violate the Trading With the Enemy Act (50 U.S.C. § 1 et seq., as amended) (the "Trading With the Enemy Act") or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) (the "Foreign Assets Control Regulations") or any enabling legislation or executive order relating thereto (which for the avoidance of doubt shall include, but shall not be limited to (a) Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the "Executive Order") and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56)). Furthermore, no Borrower or other Affiliates (a) is or will become a "blocked person" as described in the Executive Order, the Trading With the Enemy Act or the Foreign Assets Control Regulations or (b) engages or will engage in any dealings or transactions, or be otherwise associated, with any such "blocked person".

§6.24. **Guarantees of Excluded Subsidiaries**. Except as permitted under §8.1 or §8.3, no Borrower has executed a guarantee with respect to Indebtedness incurred by an Excluded Subsidiary, and no Excluded Subsidiary has guaranteed any Subordinated Debt or Permitted Debt Offering.

§7.   AFFIRMATIVE COVENANTS OF THE BORROWERS.

The Borrowers covenant and agree that, so long as any Obligation is outstanding or any Lender has any obligation to make any Loans or the Administrative Agent has any obligation to issue, extend or renew any Letters of Credit:

§7.1. Punctual Payment. The Borrowers will duly and punctually pay or cause to be paid the principal and interest on the Loans, all Reimbursement Obligations, fees and other amounts provided for in this Credit Agreement and the other Loan Documents, all in accordance with the terms of this Credit Agreement and such other Loan Documents.

§7.2. Maintenance of Offices. The Parent will maintain its chief executive offices at 35 Iron Point Circle, Suite 200, Folsom, California 95630-8589, and each Subsidiary will maintain its chief executive offices at the location set forth on Schedule 2, or at such other place in the United States as the Borrowers shall designate upon 30 days' prior written notice to the Administrative Agent.

§7.3. Records and Accounts. Each Borrower will (i) keep true and accurate records and books of account in which full, true and correct entries will be made in accordance with generally accepted accounting principles, (ii) maintain adequate accounts and reserves for all taxes (including income taxes), depreciation, depletion, obsolescence and amortization of its properties, contingencies, and other reserves, and (iii) at all times engage the Accountants as the independent certified public accountants of the Borrowers.

§7.4. Financial Statements, Certificates and Information. The Borrowers will deliver to the Lenders:

(a)   within five (5) days after the filing with the Securities and Exchange Commission of the Parent's Annual Report on Form 10-K with respect to each fiscal year (and in any event within 100 days after the end of such fiscal year), the consolidated and consolidating balance sheets of the Borrowers as at the end of such year, statements of cash flows, and the related consolidated and consolidating statements of operations, each setting forth in comparative form the figures for the previous fiscal year, all such consolidated and consolidating financial statements to be in reasonable detail, prepared in accordance with GAAP and, with respect to the consolidated financial statements, certified by the Accountants;

(b)   within five (5) days after the filing with the Securities and Exchange Commission of the Parent's Quarterly Report on Form 10-Q with respect to the first three fiscal quarters of each fiscal year (and in any event within 55 days after the end of each such fiscal quarter), copies of the consolidated and consolidating balance sheets and statement of operations of the Borrowers as at the end of such quarter, subject to year end adjustments, and the related statement of cash flows, all in reasonable detail and prepared in accordance with GAAP, with a certification by the principal financial or accounting officer of the Borrowers (the "CFO") that the consolidated financial statements are prepared in accordance with GAAP and fairly present the consolidated financial condition of the Borrowers as at the close of business on the date thereof and the results of operations for the period then ended;

(c)   simultaneously with the delivery of the financial statements referred to in (a) and (b) above, a statement in the form of Exhibit B hereto (the "Compliance Certificate") certified by the CFO that the Borrowers are in compliance with the covenants contained in §§7, 8 and 9 hereof as of the end of the applicable period setting forth in reasonable detail computations evidencing such compliance, provided that if the Borrowers shall at the time of issuance of such certificate or at any other time obtain knowledge of any Default or Event of Default, the Borrowers shall include in such certificate or otherwise deliver forthwith to the Lenders a certificate specifying the nature and period of existence thereof and what action the Borrowers propose to take with respect thereto and a certificate of the Borrowers' Chief Operating Officer in the form attached hereto as Exhibit C with respect to environmental matters;

(d)   as soon as practicable, but in any event not later than sixty (60) days after each fiscal year end of the Borrowers, a copy of the annual budget and projections for the Borrowers for such fiscal year;

(e)   contemporaneously with, or promptly following, the filing or mailing thereof, copies of all material of a financial nature filed with the Securities and Exchange Commission or sent to the stockholders of the Borrowers; and

(f)   from time to time, such other financial data and other information (including accountants' management letters) as the Lenders may reasonably request.

Borrowers shall be deemed to have delivered reports and other information referred to in clauses (a), (b), and (e) of this Section 7.4 when (A) such reports or other information have been posted on the Internet website of the Securities and Exchange Commission (http://www.sec.gov) or on Parent's Internet website as previously identified to the Administrative Agent and Lenders and (B) Parent or Borrowers have notified the Administrative Agent by electronic mail of such posting.

The Borrowers hereby acknowledge that (i) the Administrative Agent will make available to the Lenders and the Issuing Lender materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, "Borrower Materials") by posting Borrower Materials on IntraLinks or another similar electronic system (the "Platform") and (ii) certain of the Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or their securities) (each, a "Public Lender"). The Borrowers hereby agree that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked "PUBLIC" by the Borrowers, which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC", the Borrowers shall be deemed to have authorized the Administrative Agent, the Issuing Lender and the Lenders to treat such Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrowers or their securities for purposes of United States Federal and state securities laws; (y) all Borrower

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Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Investor"; and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not designated "Public Investor".

§7.5.   Legal Existence and Conduct of Business. Each Borrower will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, legal rights and franchises; effect and maintain its foreign qualifications, licensing, domestication or authorization except as terminated by such Borrower's Board of Directors in the exercise of its reasonable judgment and except where the failure of a Borrower to remain so qualified would not have a Material Adverse Effect; use its best efforts to comply with all applicable laws except where any noncompliance would not have a Material Adverse Effect; and shall not become obligated under any contract or binding arrangement which, at the time it was entered into would have a Material Adverse Effect. Each Borrower will continue to engage primarily in the businesses now conducted by it and in related businesses.

§7.6.   Maintenance of Properties. The Borrowers will cause all material properties used or useful in the conduct of their businesses to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Borrowers may be necessary so that the businesses carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this section shall prevent the Borrowers from discontinuing the operation and maintenance of any of their properties if such discontinuance is, in the judgment of the Borrowers, desirable in the conduct of their business and which does not in the aggregate have a Material Adverse Effect.

§7.7.   Insurance. The Borrowers will maintain with financially sound and reputable insurance companies, funds or underwriters' insurance of the kinds, covering the risks (other than risks arising out of or in any way connected with personal liability of any officers and directors thereof) and in the relative proportionate amounts usually carried by reasonable and prudent companies conducting businesses similar to that of the Borrowers, but in no event less than that required under §7 of the Security Agreement. In addition, the Borrowers will furnish from time to time, upon the Administrative Agent's request, a summary of the insurance coverage, which summary shall be in form and substance satisfactory to the Administrative Agent and, if requested by the Administrative Agent, will furnish to the Administrative Agent copies of the applicable policies naming the Administrative Agent as a loss payee and/or additional insured (as applicable) thereunder. Notwithstanding the foregoing, the Borrowers shall be permitted to maintain self insurance programs of the kinds, covering the risks and in the relative amounts as more particularly described on Schedule 7.7.

§7.8.   Taxes. The Borrowers will duly pay and discharge, or cause to be paid and discharged, before any material penalty accrues thereon, all taxes,

GSDOCS\1556242.5

assessments and other governmental charges (other than taxes, assessments and other governmental charges imposed by foreign jurisdictions which in the aggregate are not material to the business or assets of any Borrower on an individual basis or of the Borrowers on a consolidated basis) imposed upon it and its real properties, sales and activities, or any material part thereof, or upon the income or profits therefrom, as well as all claims for labor, materials, or supplies, which if unpaid might by law become a lien or charge upon any material portion of its property, unless such lien is a Permitted Lien; provided, however, that any such tax, assessment, charge, levy or claim need not be paid if the validity or amount thereof shall currently be contested in good faith by appropriate proceedings and if such Borrower shall have set aside on its books adequate reserves with respect thereto; and provided, further, that the Borrowers will pay all such taxes, assessments, charges, levies or claims forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

§7.9.   **Inspection of Properties, Books, and Contracts**. The Borrowers will permit the Lenders, the Administrative Agent or any of their designated representatives, upon reasonable notice and during normal business hours, to visit and inspect any of their properties, to examine their books of account (including the making of periodic accounts receivable reviews), or contracts (and to make copies thereof and extracts therefrom), and to discuss their affairs, finances and accounts with, and to be advised as to the same by, their officers, all at such times and intervals as the Lenders or the Administrative Agent may reasonably request.

§7.10. **Compliance with Laws, Contracts, Licenses and Permits; Maintenance of Material Licenses and Permits**. The Borrowers will and will cause the Excluded Subsidiaries to (i) comply with the provisions of their charter documents and by-laws (or the equivalent constitutive documents) and all agreements and instruments by which they or any of their properties may be bound; and (ii) comply with all applicable laws and regulations (including Environmental Laws), decrees, orders, judgments, licenses and permits, including, without limitation, all environmental permits hereto ("Applicable Laws"), except where noncompliance with such Applicable Laws would not have a Material Adverse Effect. If at any time while any Loan or Letter of Credit is outstanding or any Lender or the Administrative Agent has any obligation to make Loans or issue Letters of Credit hereunder, any authorization, consent, approval, permit or license from any officer, agency or instrumentality of any government shall become necessary or required in order that the Borrowers may fulfill any of their obligations hereunder, the Borrowers will immediately take or cause to be taken all reasonable steps within the power of the Borrowers to obtain such authorization, consent, approval, permit or license and furnish the Lenders with evidence thereof.

§7.11. **Environmental Indemnification**. Each Borrower covenants and agrees that it will indemnify and hold the Lenders harmless from and against any and all claims, expense, damage, loss or liability incurred by the Lenders (including all costs of legal representation incurred by the Lenders) relating to (a) any Release or threatened Release of Hazardous Substances on the Real Property; (b) any violation of any Environmental Laws with respect to conditions

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at the Real Property or the operations conducted thereon; or (c) the investigation or remediation of offsite locations at which any Borrower or its predecessors are alleged to have directly or indirectly disposed of Hazardous Substances. It is expressly acknowledged by each Borrower that this covenant of indemnification shall include claims, expense, damage, loss or liability incurred by the Lenders based upon the Lenders' negligence, and this covenant shall survive any foreclosure or any modification, release or discharge of the Loan Documents or the payment of the Loans and shall inure to the benefit of the Lenders, their successors and assigns.

§7.12. **Further Assurances**. The Borrowers will cooperate with the Lenders and execute such further instruments and documents as the Lenders or the Administrative Agent shall reasonably request to carry out to the Lenders' satisfaction the transactions contemplated by this Credit Agreement and the Loan Documents.

§7.13. **Notice of Potential Claims or Litigation**. The Borrowers will deliver to the Lenders, within 30 days of receipt thereof, written notice of the initiation of any action, claim, complaint, or any other notice of dispute or potential litigation (including without limitation any alleged violation of any Environmental Law), wherein the potential liability is in excess of $5,000,000 together with a copy of each such notice received by any Borrower or any Excluded Subsidiary.

§7.14. **Notice of Certain Events Concerning Insurance and Environmental Claims**.

(a) The Borrowers will provide the Lenders with written notice as to any material cancellation or material change in any insurance of the Borrowers within ten (10) Business Days after the Borrowers' receipt of any notice (whether formal or informal) of such cancellation or change by any of their insurers.

(b) The Borrowers will promptly notify the Lenders in writing of any of the following events:

(i) upon obtaining knowledge of any violation of any Environmental Law regarding the Real Property or any Borrower's operations, which violation could have a Material Adverse Effect; (ii) upon obtaining knowledge of any potential or known Release or threat of Release of any Hazardous Substance at, from, or into the Real Property which is reportable in writing to any governmental authority and which is material in amount or nature; (iii) upon receipt of any notice of violation of any Environmental Laws or of any Release or threatened Release of Hazardous Substances, including a notice or claim of liability or potential responsibility from any third party (including without limitation any federal, state or local governmental officials) and including notice of any formal inquiry, proceeding, demand, investigation or other action with regard to (A) operation of the Real Property, (B) contamination on, from or into the Real Property, or (C) investigation or remediation of offsite

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locations at which any Borrower or any of its predecessors is alleged to have directly or indirectly Disposed of Hazardous Substances, which violation or Release in any such case could have a Material Adverse Effect; or (iv) upon obtaining knowledge that any material expense or loss has been incurred by such governmental authority in connection with the assessment, containment, removal or remediation of any Hazardous Substances with respect to which any Borrower may be liable or for which a lien may be imposed on the Real Property.

§7.15. Notice of Default. The Borrowers will promptly notify the Lenders in writing of the occurrence of any Default or Event of Default. If any Person shall give any notice or take any other action in respect of a claimed default (whether or not constituting an Event of Default) under this Credit Agreement or any other note, evidence of Indebtedness, indenture or other obligation evidencing Indebtedness in excess of $5,000,000 as to which any Borrower is a party or obligor, whether as principal or surety, the Borrowers shall forthwith give written notice thereof to the Lenders, describing the notice of action and the nature of the claimed default.

§7.16. New Subsidiaries.

(a) Any new Subsidiary (other than Excluded Subsidiaries) created or acquired by a Borrower as permitted under §8.4 shall become a Borrower hereunder. With respect to a new Subsidiary that at the time of creation or acquisition has $10,000,000 or more in assets as determined in accordance with GAAP, such Subsidiary shall become a Borrower hereunder on or before the fifteenth (15th) Business Day after the end of the calendar month in which such Subsidiary was created or acquired or such earlier date as the Administrative Agent may, in its sole discretion, require but no earlier than the fifteenth (15th) Business Day after the date of the creation or acquisition of such Subsidiary. With respect to a new Subsidiary that at the time of creation or acquisition has less than $10,000,000 in assets as determined in accordance with GAAP, such Subsidiary shall become a Borrower hereunder on or before the fifteenth (15th) Business Day after the end of the fiscal quarter in which such Subsidiary was created or acquired. In each such case, a Subsidiary shall become a Borrower by (x) signing a joinder agreement in substantially the form attached hereto as Exhibit E or entering into an amendment to this Credit Agreement and the Security Documents, as applicable, with the other parties hereto and thereto, in form and substance satisfactory to the Administrative Agent, providing that such Subsidiary shall become a Borrower hereunder, 100% of the stock (or in the case of a foreign Subsidiary, 65% of the stock) and assets of which shall be pledged to the Administrative Agent for the benefit of the Lenders (subject to Permitted Liens), and (y) providing such other documentation as the Administrative Agent may reasonably request, including, without limitation, documentation with respect to the conditions specified in §10 hereof. In such event, the Administrative Agent is hereby authorized by the parties to amend Schedule 2 to include such new Subsidiary.

(b)   The Parent shall at all times directly or indirectly through a Subsidiary own all of the Capital Stock of each of the Subsidiaries (other than the Excluded Subsidiaries), and such Capital Stock shall at all times be pledged to the Administrative Agent pursuant to the Securities Pledge Agreement or pursuant to a pledge agreement in form and substance satisfactory to the Administrative Agent.

§7.17. Employee Benefit Plans. The Borrowers will (i) promptly upon filing the same with the Department of Labor or Internal Revenue Service, upon request of the Administrative Agent, furnish to the Administrative Agent a copy of the most recent actuarial statement required to be submitted under §103(d) of ERISA and Annual Report, Form 5500, with all required attachments, in respect of each Guaranteed Pension Plan and (ii) promptly upon receipt or dispatch, furnish to the Administrative Agent any notice, report or demand sent or received in respect of a Guaranteed Pension Plan under §§302, 4041, 4042, 4043, 4063, 4065, 4066 and 4068 of ERISA, or in respect of a Multiemployer Plan, under §§4041A, 4202, 4219, 4242, or 4245 of ERISA.

§7.18. Notice of Permitted Debt Offerings. The Borrowers will promptly notify the Lenders in writing of the issuance and general terms (including the dates of any principal payments) of any Permitted Debt Offering.

§8.   CERTAIN NEGATIVE COVENANTS OF THE BORROWERS.

The Borrowers covenant and agree that, so long as any Obligation is outstanding or any Lender has any obligation to make any Loans or the Administrative Agent has any obligation to issue, extend or renew any Letters of Credit:

§8.1.   Restrictions on Indebtedness. No Borrower shall become or be a guarantor or surety of, or otherwise create, incur, assume, or be or remain liable, contingently or otherwise, with respect to any Indebtedness, or become or be responsible in any manner (whether by agreement to purchase any obligations, stock, assets, goods or services, or to supply or advance any funds, assets, goods or services or otherwise) with respect to any undertaking or Indebtedness of any other Person, or incur any Indebtedness other than:

(a)   Indebtedness to the Lenders and the Administrative Agent arising under this Credit Agreement and the other Loan Documents;

(b)   incurrence of guaranty, suretyship or indemnification obligations in connection with the Borrowers' performance of services for their respective customers in the ordinary course of their businesses;

(c)   Indebtedness of one Borrower to another Borrower;

(d)   (i)   Indebtedness of the Borrowers incurred in connection with the acquisition or lease of any equipment or other property by the Borrowers under any Synthetic Lease, Capitalized Lease or other lease arrangement or purchase money financing and (ii) other Indebtedness (other than as permitted under other subsections hereof), provided that all Indebtedness under this clause (d) shall not exceed in the aggregate the greater of (i) $100,000,000 and (ii) eight percent (8%) of Consolidated Total Assets, at any time outstanding;

(e)   Indebtedness of the Borrowers with respect to bonds for closure and post-closure obligations relating to any landfill owned or operated by the Borrowers and municipal collection contracts;

(f)   The Pierce County Put;

(g)   the Convertible Subordinated Notes and any Subordinated Debt issued in connection with the prepayment, purchase. replacement or refinancing of the 2022 Convertible Subordinated Notes effectuated in accordance with §8.11 herein, provided, (i) the Subsidiaries are not guarantors of the Convertible Subordinated Notes and (ii) the Obligations of the Borrowers under this Credit Agreement and the obligations of the Borrowers under any Swap Contracts with the Lenders shall be Designated Senior Indebtedness as defined in the 2022 Notes Indenture;

(h)   Indebtedness with respect to any Permitted Debt Offering;

(i)   Indebtedness with respect to IRBs, provided that, other than with respect to L/C Supported IRBs, such Indebtedness shall not exceed $75,000,000 at any time outstanding;

(j)   Indebtedness of the Borrowers in respect of Swap Contracts (including fuel price swaps, fuel price caps, and fuel price collar or floor agreements, and similar agreements or arrangements) entered into in the ordinary course of business and not for speculative purposes;

(k)   Indebtedness of the Borrowers with respect to letters of credit of Persons acquired by the Borrowers; provided, that such letters of credit shall be retired or replaced by Letters of Credit under this Agreement as soon as possible but in any event not later than one hundred twenty days (120) days after the closing of any such acquisition;

(l)   Indebtedness of the Parent or any of its Subsidiaries incurred in connection with Permitted Receivables Transactions not exceeding $100,000,000 in an aggregate principal amount at any one time outstanding; and

(m)   Indebtedness of any Receivables SPV arising out of any investment in such Receivables SPV made by the Parent, the Borrowers or any Subsidiary of any Borrower in accordance with §8.3 (k).

§8.2. **Restrictions on Liens**. No Borrower shall create or incur or suffer to be created or incurred or to exist any lien, encumbrance, mortgage, pledge, charge, restriction or other security interest of any kind upon any property or assets of any character, whether now owned or hereafter acquired, or upon the income or profits therefrom; or transfer any of such property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to payment of its general creditors; or acquire, or agree or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; or suffer to exist for a period of more than 30 days after the same shall have been incurred any Indebtedness or claim or demand against it which if unpaid might by law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over its general creditors; or sell, assign, pledge or otherwise transfer any accounts, contract rights, general intangibles or chattel paper, with or without recourse, except as follows (the "Permitted Liens"):

(a)   Liens to secure taxes, assessments and other government charges in respect of obligations not overdue or liens on properties to secure claims for labor, material or supplies in respect of obligations not overdue (provided that, if the obligation with respect to which any such lien arises is being contested in good faith by appropriate proceedings, such obligation may remain unpaid during the pendency of such proceedings as long as the Borrowers shall have set aside on their books adequate reserves with respect thereto);

(b)   Deposits or pledges made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations;

(c)   Liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal so long as execution is not levied thereunder or in respect of which the applicable Borrower shall at the time in good faith be prosecuting an appeal or proceedings for review and in respect of which a stay of execution shall have been obtained pending such appeal or review and in respect of which such Borrower maintains adequate reserves;

(d)   Liens of carriers, warehousemen, mechanics and materialmen, and other like liens, in existence less than 120 days from the date of creation thereof in respect of obligations not overdue, provided that such liens may continue to exist for a period of more than 120 days if the validity or amount thereof shall currently be contested by the applicable Borrower in good faith by appropriate proceedings and if such Borrower shall have set aside on its books adequate reserves with respect thereto as required by GAAP and provided further that such Borrower will pay any such claim forthwith upon commencement of proceedings to foreclose any such lien;

(e)   Encumbrances on Real Property consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, landlord's or lessor's liens under leases to which any Borrower is a party, and other minor liens or encumbrances none of which in the opinion of such Borrower interferes materially with the use of the property affected in the ordinary conduct of the business of such Borrower, which defects do not individually or in the aggregate have a Material Adverse Effect;

(f)   Liens securing Indebtedness permitted under §8.1(d)(i) or under §8.1(k) (including first priority liens securing purchase money Indebtedness) incurred in connection with the lease or acquisition of property or fixed assets or industrial bond financings, provided that such Liens shall encumber only the property or assets so acquired or financed and shall not exceed the fair market value thereof;

(g)   Liens in favor of the Administrative Agent for the benefit of the Lenders and the Administrative Agent under the Security Documents;

(h)   Liens granted in favor of any Lender or the Administrative Agent for the benefit of the Lenders and the Administrative Agent under any Swap Contract;

(i)   Liens granted in favor of Evergreen or one of its affiliates on the Evergreen Shares (and on any additional shares of Evergreen acquired by the Parent resulting from the exercise of the Evergreen Option) as security for surety bonds issued by Evergreen or such affiliate to the Borrowers;

(j)   Liens, whether created by contract, law, regulation or ordinance, (i) securing Indebtedness permitted by §§8.1(b), (e) and (k), provided that any security granted therefor is limited to (i) rights to payment under, and use of equipment or related assets to perform, the contracts to which such guaranty, suretyship or bond obligations relate, (ii) Liens arising under the laws of suretyship and (iii) similar Liens granted in favor of municipalities or other governmental entities pursuant to any Scheduled Contract from time to time listed on Schedule 8.2(j), provided, that the Administrative Agent is notified in writing on a quarterly basis of any additions to such Schedule 8.2(j), and provided, further, that such liens (A) encumber only the containers, bins, carts and vehicles used in connection with such Scheduled Contract and (B) are promptly released as soon as such release is not prohibited under the terms of such Scheduled Contract; with the Administrative Agent being hereby authorized by the parties to amend Schedule 8.2(j) to reflect any new Scheduled Contracts;

(k)   Liens listed on Schedule 8.2(k) hereto;

(l)   Liens securing deposits made on account of liabilities to insurance carriers under insurance or self-insurance arrangements; and

(m)   Liens granted to a Receivables SPV in connection with a Permitted Receivables Transaction and securing Indebtedness of the Borrowers and their Subsidiaries permitted by §8.1(l) provided that such Liens attach only to the accounts receivable which are the subject of such Indebtedness and to the Capital Stock of the Receivables SPV.

§8.3. Restrictions on Investments. No Borrower shall purchase or acquire, or make any commitment therefor, any Capital Stock, or other obligations of any other Person, or make or commit to make any acquisition under §8.4, or

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make or commit to make any advance, loan, guarantee, assumption of debt, extension of credit or capital contribution to or any other investment in, any other Person, other than:

(a)   marketable direct or guaranteed obligations of the United States of America that mature within one (1) year from the date of purchase;

(b)   demand deposits, insured deposits, certificates of deposit, bankers acceptances and time deposits of United States banks or Eligible Foreign Lenders having unimpaired capital and surplus in excess of $1,000,000,000 or, in the case of a Lender under this Agreement, $250,000,000;

(c)   securities commonly known as "commercial paper" issued by a corporation organized and existing under the laws of the United States of America or any state thereof that at the time of purchase have been rated and the ratings for which are not less than "P 1" if rated by Moody's Investors Service, Inc., and not less than "A 1" if rated by Standard and Poor's Rating Group;

(d)   extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business;

(e)   investments existing on the date hereof and listed on Schedule 8.3;

(f)   loans and advances and equity investments by any Borrower to another existing Borrower;

(g)   investments permitted under §8.4;

(h)   loans to employees of the Parent for the purpose of financing such employees' acquisition of equity of the Parent (through the exercise of stock options or otherwise) or for relocation, travel and entertainment costs and expenses in an aggregate principal amount not to exceed $5,000,000 at any time outstanding;

(i)   the Evergreen Shares and the Evergreen Option; provided that the Parent may only exercise the Evergreen Option so long as the sum of the total cash consideration paid by the Parent for the Evergreen Shares and any additional shares of Evergreen acquired by the Parent resulting from the exercise of the Evergreen Option does not exceed twelve million dollars ($12,000,000) in the aggregate;

(j)   investments in trust funds securing closure and post-closure obligations of any Borrower relating to any landfill owned or operated by such Borrower; and

(k)   formation and funding of a Receivables SPV in connection with a Permitted Receivables Transaction in an amount not to exceed $1,000,000.

(l)   in addition to investments permitted under clauses (a) through (k) above, other investments not otherwise permitted hereunder in an aggregate amount not to exceed the greater of (i) $40,000,000 and (ii) two percent (2%) of Consolidated Total Assets, at any time outstanding;

provided, that none of the Borrowers shall make any investments under clauses (i), (k) or (l) above unless both before and after giving effect thereto there does not exist a Default or Event of Default and no Default or Event of Default would be created by the making of such investment .

§8.4.   Merger, Consolidation and Disposition of Assets.

§8.4.1. Mergers and Acquisitions.   The Borrowers will not become a party to any merger or consolidation, or agree to or effect any asset acquisition or stock acquisition (other than the acquisition of assets in the ordinary course of business consistent with past practices and with respect to asset swaps) except the merger or consolidation of, or asset or stock acquisitions between existing Borrowers, and except as otherwise provided in this §8.4.1. The Borrowers may purchase or otherwise acquire assets or the stock or the other equity interests of any other Person provided that:

(a)   the Borrowers are in current compliance with and, giving effect to the proposed acquisition (including any borrowings made or to be made in connection therewith), will continue to be in compliance with all of the covenants in §9 hereof on a pro forma historical combined basis as if the transaction occurred on the first day of the period of measurement;

(b)   at the time of such acquisition, no Default or Event of Default has occurred and is continuing, and such acquisition will not otherwise create a Default or an Event of Default hereunder;

(c)   the business to be acquired is predominantly in the same lines of business as the Borrowers, or businesses reasonably related or incidental thereto (e.g., non-hazardous solid waste collection, transfer, hauling, recycling, or disposal);

(d)   the business to be acquired operates predominantly in the continental United States and/or Canada;

(e)   all of the assets to be acquired shall be owned by an existing or newly created Subsidiary of the Parent which Subsidiary shall be or became (in accordance with §7.16) a Borrower, 100% of the assets and Capital Stock (or in the case of a foreign Subsidiary, 65% of the Capital Stock) of which have been or, in accordance with §7.16, will be pledged to the Administrative Agent on behalf of the Lenders (subject to Permitted Liens) or, in the case of a Capital Stock acquisition, the acquired company, in accordance with §7.16, shall become a Borrower or shall be merged with and into a wholly owned Subsidiary that is a

Borrower and such newly acquired or created Subsidiary shall otherwise comply with the provisions of §7.16 hereof;

(f)   not later than seven (7) days prior to the proposed acquisition date, (1) a copy of the purchase agreement and financial projections, together with audited (if available, or otherwise unaudited) financial statements for any Subsidiary to be acquired or created, for the preceding two (2) fiscal years or such shorter period of time as such Subsidiary has been in existence shall have been furnished to the Administrative Agent, and (2) a summary of the Borrowers' results of their standard due diligence review, in each case only upon request by the Administrative Agent;

(g)   not later than seven (7) days prior to the proposed acquisition date, in the case of the acquisition of an operating landfill, a review by a Consulting Engineer and a copy of the Consulting Engineer's report shall have been furnished to the Administrative Agent;

(h)   the board of directors and (if required by applicable law) the shareholders, or the equivalent thereof, of the business to be acquired has approved such acquisition;

(i)   if such acquisition is made by a merger, a Borrower, or a wholly-owned Subsidiary of the Parent which shall become a Borrower in connection with such merger, shall be the surviving entity; and

(j)   cash consideration to be paid by such Borrower in connection with any such acquisition or series of related acquisitions (including cash deferred payments, contingent or otherwise, and the aggregate amount of all Consolidated Total Funded Debt assumed), shall not exceed (i) $100,000,000 if at the time of such acquisition and after giving effect to such acquisition, the Borrower has a pro-forma Leverage Ratio of less than 3.25 to 1.00 or (ii) $50,000,000 otherwise.

§8.4.2. Disposition of Assets. The Borrowers will not become a party to or agree to or effect any disposition of assets, other than (a) the sale of inventory, the licensing of intellectual property and the disposition of obsolete assets, in each case in the ordinary course of business consistent with past practices, (b) a disposition of assets from a Borrower to any other Borrower, (c) the sale or exchange of routes and related assets which in the business judgment of the Borrowers will not have a Material Adverse Effect, (d) assets with a fair market value of less than $50,000,000 per year transferred in connection with an asset sale or swap, which sale or swap in the business judgment of the Borrowers does not have a Material Adverse Effect and (e) the sale, lease, assignment, transfer or other disposition of Receivables in connection with any Permitted Receivables Transaction.

§8.5.   Sale and Leaseback.   The Borrowers shall not enter into any arrangement, directly or indirectly, whereby any Borrower shall sell or transfer any property owned by it in order then or thereafter to lease such property or lease other property which such Borrower intends to use for substantially the same purpose as the property being sold or transferred, without the prior written consent of the Required Lenders.

§8.6. **Restricted Payments and Redemptions**. The Borrowers shall not redeem, convert, retire or otherwise acquire shares of any class of its Capital Stock, or make any Restricted Payments, except that (a) the Borrowers may make Distributions to another Borrower, (b) the Parent may make Distributions and/or purchase shares of its Capital Stock in an annual aggregate amount not to exceed $75,000,000 plus one hundred percent (100%) of the cash proceeds received by the Parent from the exercise of stock options after January 1, 2003, (c) the Parent may, in addition to its rights granted pursuant to clause (b) above, purchase shares of its Capital Stock in an aggregate amount not to exceed $100,000,000, and (d) the Parent may, in addition to its rights granted pursuant to clauses (b) and (c) above, purchase shares of its Capital Stock in an amount not to exceed fifty percent (50%) of the Net Financing Proceeds from a Permitted Debt Offering which is in the form of convertible notes, provided that an amount equal to fifty percent (50%) of the Net Financing Proceeds from such Permitted Debt Offering is simultaneously applied *pro rata* to reduce outstanding Loans hereunder. Any Term Loan Lender may decline to accept any payments due to such Term Loan Lender pursuant to clause (d) above in which case such declined payments shall be used to repay the Revolving Credit Loans (but not reduce the Total Revolving Credit Commitment) on a *pro rata* basis in accordance with each Revolving Credit Lender's Commitment Percentage. In addition, the Borrowers shall not effect or permit any change in or amendment to any document or instrument pertaining to the terms of any Borrower's (other than the Parent's) Capital Stock. Notwithstanding the foregoing, no Borrower shall make any Restricted Payment under this §8.6 if (i) a Default or Event of Default exists or would be created by the making of such Restricted Payment, or (ii) with respect to Restricted Payment made under clauses (b) through (d) above, the Leverage Ratio taking into account such Restricted Payment would exceed 3.75 to 1.00.

§8.7. **Employee Benefit Plans**. No Borrower nor any ERISA Affiliate will:

(a)   engage in any "prohibited transaction" within the meaning of §406 of ERISA or §4975 of the Code which could result in a material liability for any Borrower; or

(b)   permit any Guaranteed Pension Plan to incur an "accumulated funding deficiency", as such term is defined in §302 of ERISA, whether or not such deficiency is or may be waived; or

(c)   fail to contribute to any Guaranteed Pension Plan to an extent which, or terminate any Guaranteed Pension Plan in a manner which, could result in the imposition of a lien or encumbrance on the assets of any Borrower pursuant to §302(f) or §4068 of ERISA; or

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(d)   amend any Guaranteed Pension Plan in circumstances requiring the posting of security pursuant to §307 of ERISA or §401(a)(29) of the Code; or

(e)   permit or take any action which would result in the aggregate benefit liabilities (within the meaning of §4001 of ERISA) of all Guaranteed Pension Plans exceeding the value of the aggregate assets of such Plans, disregarding for this purpose the benefit liabilities and assets of any such Plan with assets in excess of benefit liabilities.

§8.8.   Negative Pledges. Except as required by any Scheduled Contract, no Borrower shall enter into or permit to exist any arrangement or agreement, enforceable under applicable law, which directly or indirectly prohibits such Borrower from creating or incurring any lien, encumbrance, mortgage, pledge, charge, restriction or other security interest in favor of the Administrative Agent for the benefit of the Lenders and the Administrative Agent under the Loan Documents other than customary anti-assignment provisions in leases and licensing agreements entered into by such Borrower in the ordinary course of its business; provided, however, that this §8.8 shall not prohibit any negative pledge (i) incurred or provided in favor of any holder of Indebtedness permitted under §8.1 solely to the extent any such negative pledge relates to the property financed by or the subject of such Indebtedness, (ii) with respect to any Subsidiary of Parent imposed pursuant to an agreement which has been entered into for the sale or disposition permitted under §8.4.2, or (iii) in connection with restrictions imposed by applicable laws..

§8.9.   Business Activities. No Borrower will engage directly or indirectly (whether through Subsidiaries or otherwise) in any type of business other than the businesses conducted by such Borrower on the Closing Date and in related businesses.

§8.10. Transactions with Affiliates. No Borrower will engage in any transaction with any Affiliate (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Affiliate or, to the knowledge of the Borrowers, any corporation, partnership, trust or other entity in which any such Affiliate has a substantial interest or is an officer, director, trustee or partner, on terms more favorable to such Person than would have been obtainable on an arm's-length basis in the ordinary course of business.

§8.11. Subordinated Debt. No Borrower will amend, supplement or otherwise modify the terms of any of the Subordinated Debt or any of the documents evidencing such Subordinated Debt or prepay, redeem or purchase any of the Subordinated Debt without the consent of the Required Lenders; provided, however, so long as no Default or Event of Default has occurred and is continuing, or would be created thereby, the Borrowers shall be permitted to (i) make regularly scheduled payments of interest on the Subordinated Debt, (ii) prepay the Convertible Subordinated Notes with proceeds of Subordinated Debt, (iii) purchase the Convertible Subordinated Notes, in whole or in part, with proceeds of Subordinated Debt, and (iv) amend, supplement or otherwise modify the 2022 Convertible Subordinated Notes and the 2022 Notes Indenture or replace the 2022 Convertible Subordinated Notes and make principal payments, principal returns and/or redemptions of the Convertible Subordinated Notes, in each case with proceeds of Subordinated Debt or with proceeds of Loans advanced hereunder up to $175,000,000 plus applicable redemption costs, if any, provided, that any such amendment, supplement or modification thereto or replacement thereof shall (a) provide for a maturity date which extends beyond the Revolving Credit Maturity Date and the Term Loan Maturity Date and (b) otherwise not change, alter or modify any material terms of such Convertible Subordinated Notes in any manner which adversely affects the Lenders.

§9.   FINANCIAL COVENANTS. The Borrowers covenant and agree that, so long as any Obligation is outstanding or any Lender has any obligation to make any Loans or the Administrative Agent has any obligation to issue, extend or renew any Letters of Credit:

§9.1.   Leverage Ratio.   As of the end of each fiscal quarter of the Borrowers, the Borrowers will not permit the ratio of Consolidated Total Funded Debt to EBITDA (the "Leverage Ratio") to exceed 3.75:1.00 for the Reference Period ending on such date.

§9.2.   Senior Funded Debt to EBITDA.   As of the end of each fiscal quarter of the Borrowers until the fiscal quarter in which the 2022 Convertible Subordinated Notes are paid in full, the Borrowers will not permit the ratio of Senior Funded Debt to EBITDA to exceed 3.25:1 for the Reference Period ending on such date. Upon payment in full of the 2022 Convertible Subordinated Notes, the covenant in this § 9.2 shall be deemed deleted in its entirety.

§9.3.   Interest Coverage Ratio.   As of the end of any fiscal quarter of the Borrowers, the ratio of (a) EBIT to (b) Consolidated Total Interest Expense shall not be less than 2.50:1.00 for the Reference Period ending on such date.

§9.4.   Consolidated Net Worth.   The Borrowers will not permit Consolidated Net Worth at the end of any fiscal quarter to be less than the sum of (a) $570,000,000 plus (b) on a cumulative basis, fifty percent (50%) of positive Consolidated Net Income for each fiscal quarter beginning with the fiscal quarter ended December 31, 2005, plus (c) one hundred percent (100%) of the proceeds of (i) any sale by the Borrowers occurring after the fiscal quarter ended September 30, 2005 of (A) equity securities issued by the Borrowers and (B) warrants or subscription rights for equity securities issued by the Borrowers, and (ii) any conversion of any convertible debt to equity interests in the Borrowers minus (d) the aggregate amount of Distributions made after the fiscal quarter ended September 30, 2005 in accordance with §8.6(c) above and the aggregate purchase price of the Capital Stock purchased in accordance with §§8.6(c) and (d) above.

§9.5. <u>Capital Expenditures</u>. The Borrowers will not make Capital Expenditures during any Reference Period in excess of 2.50 <u>times</u> the actual depreciation expenses, depletion and landfill amortization expenses for such Reference Period.

§10. <u>CLOSING CONDITIONS.</u> The obligations of the Lenders to make the Loans and the Administrative Agent to issue Letters of Credit on the Closing Date and otherwise be bound by the terms of this Credit Agreement shall, except as set forth in the Post-Closing Agreement, be subject to the satisfaction of each of the following conditions precedent:

§10.1. <u>Corporate Action</u>. All corporate (or equivalent company or partnership) action necessary for the valid execution, delivery and performance by the Borrowers of the Loan Documents shall have been duly and effectively taken, and satisfactory evidence thereof shall have been provided to the Administrative Agent.

§10.2. <u>Loan Documents, Etc</u>. Each of the Loan Documents shall have been duly and properly authorized, executed and delivered by the respective parties thereto and shall be in full force and effect in a form satisfactory to the Lenders.

§10.3. <u>Certificate of Secretary; Good Standing Certificates</u>. The Administrative Agent shall have received from each Borrower a certificate as to the good standing of each from the Secretary of State or other appropriate official of the state of its organization, dated no earlier than forty-five (45) days prior to the Closing Date. The Administrative Agent shall also have received from each Borrower a certificate of its Secretary certifying the following attachments thereto: (a) a copy of its certificate or articles of incorporation or other constitutive documents, in each case as amended to date, certified by the Secretary of State or other appropriate official of the state of its organization, (b) a true and correct copy of its by-laws (or equivalent constitutive documents), including all amendments thereto, and (c) a true and correct copy of the resolutions of its board of directors authorizing the transactions contemplated hereunder and under the other Loan Documents. Such Secretary's Certificate shall also give the name and bear a specimen signature of each individual who shall be authorized (i) to sign the Loan Documents on behalf of the Borrowers; (ii) to make Loan and Letter of Credit Requests; and (iii) to give notices and to take other action on the Borrowers' behalf under the Loan Documents. Notwithstanding the foregoing, to the extent that any Borrower delivered any such certificate of its Secretary, together with each of the attachments described above, in connection with the Existing Credit Agreement, such Borrower may deliver, in lieu of the attachments described above, a certificate of its Secretary certifying that there have been no amendments or other modifications to any of the information provided in the previously delivered certificate and set forth in the materials attached thereto and that such information and such materials continue to be true, correct and complete as of the Closing Date.

§10.4. <u>Validity of Liens</u>. The Security Documents shall be effective to create in favor of the Administrative Agent a legal, valid and enforceable first (except for Permitted Liens entitled to priority under applicable law) security interest in and lien upon the Collateral. All filings, recordings, deliveries of instruments and other actions necessary or desirable in the opinion of the Administrative Agent to protect and preserve such security interests shall have been duly effected. The Administrative Agent shall have received evidence thereof in form and substance satisfactory to the Administrative Agent.

§10.5. Perfection Certificates and UCC Search Results. The Administrative Agent shall have received from each Borrower completed and fully executed Perfection Certificates and the results of UCC searches with respect to the Collateral, indicating no liens other than Permitted Liens and otherwise in form and substance satisfactory to the Administrative Agent.

§10.6. Certificates of Insurance. The Administrative Agent shall have received a certificate of insurance signed by the insurer or an agent authorized to bind the insurer dated as of the Closing Date, or within 15 days prior thereto, identifying insurers, types of insurance, insurance limits, and policy terms, and otherwise describing the Borrowers' insurance coverage.

§10.7. Legal Opinions. The Administrative Agent shall have received a favorable legal opinion from counsel to the Borrowers, addressed to the Administrative Agent and the Lenders, dated as of the Closing Date, in form and substance satisfactory to the Administrative Agent. In addition, the Administrative Agent shall have received a favorable legal opinion from local counsel to each Borrower which was not party to the Existing Credit Agreement, in each case addressed to the Administrative Agent and the Lenders, dated as of the Closing Date, and in form and substance satisfactory to the Administrative Agent.

§10.8. Environmental Permit Certificate. The Lenders shall have received an environmental permit certificate in substantially the form of Exhibit C from the Borrowers satisfactory to the Administrative Agent concerning principal operating permits at the Borrowers' principal operating facilities.

§10.9. Payment of Fees. The Borrowers shall have paid any fees (including, without limitation, those fees set forth in §5.1) owing to any of the Lenders, the Administrative Agent or the Joint Lead Arrangers and shall have paid all fees and disbursements of counsel to the Administrative Agent invoiced as of the Closing Date.

§10.10. Closing Certificate. The Borrowers shall have delivered to the Administrative Agent a certificate from the CFO, dated as of the Closing Date, (a) stating that, as of such date (i) the representations and warranties set forth herein or in any other Loan Document are true and correct (ii) no Default or Event of Default has occurred and is continuing, and (iii) Schedule 2 attached hereto lists all of the Subsidiaries of the Parent as of the Closing Date, and (b) certifying that, on a pro forma basis as of the Closing Date (except as noted below), (i) the Borrowers' ratio of Senior Funded Debt to EBITDA was less than or equal to 2.00 to 1.00 and (ii) the Borrowers' Leverage Ratio was less than or equal to 2.75 to 1.00. For purposes of the pro forma calculations set forth in clause (b) of this §10.10, the Borrowers shall determine (x) Senior Funded Debt and Consolidated Total Funded Debt as of the Closing Date and (y) EBITDA of the Borrowers based on the Compliance Certificate of the Borrowers reported as of September 30, 2005.

§10.11. Intentionally Omitted

§10.12. Subordinated Debt. The Administrative Agent shall have received a certificate from the CFO, in form and substance satisfactory to the Administrative Agent, certifying that (a) the Obligations are permitted senior Indebtedness under the existing Subordinated Debt, and (b) no default under the existing Subordinated Debt has occurred and is continuing or would result after giving effect to the transactions contemplated by this Credit Agreement and the other Loan Documents.

§10.13. Payoff. The Administrative Agent shall have received satisfactory evidence of the payment of all Indebtedness under the Existing Credit Agreement in accordance with §29 herein.

§10.14. Closing Documentation, Etc. Without limiting the generality of the provisions of §15 below, for purposes of determining compliance with the conditions specified in this §10, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

§11. CONDITIONS OF ALL LOANS. The obligations of the Lenders to make any Loan (including without limitation the obligation of the Issuing Lender to issue, extend or renew any Letter of Credit) on and subsequent to the Closing Date is subject to the following conditions precedent:

§11.1. Representations True; No Event of Default. Each of the representations and warranties of the Borrowers contained in this Credit Agreement or in any document or instrument delivered pursuant to or in connection with this Credit Agreement shall be true as of the date as of which they were made and shall also be true at and as of the time of any Drawdown Date or the issuance of any Letter of Credit with the same effect as if made at and as of that time (except to the extent of changes resulting from transactions contemplated or permitted by this Credit Agreement and changes occurring in the ordinary course of business which singly or in the aggregate would not have a Material Adverse Effect, or to the extent that such representations and warranties relate solely and expressly to an earlier date) and no Default or Event of Default shall have occurred and be continuing.

§11.2. Performance; No Event of Default. The Borrowers shall have performed and complied with all terms and conditions herein required to be performed or complied with by the Borrowers prior to or at the time of the making of any Loan or the issuance of any Letter of Credit, and at the time of making any Loan or issuance of any Letter of Credit, there shall exist no Event of Default or condition which would result in an Event of Default upon the making of such Loan or the issuance of such Letter of Credit, as the case may be. Each request by the Borrowers for a Loan (including without limitation each request for issuance, extension or renewal of a Letter of Credit) subsequent to the first Loan made hereunder shall constitute certification by the Borrowers that the conditions specified in §§11.1 and 11.2 will be duly satisfied on the date of such Loan or Letter of Credit issuance.

§11.3. **No Legal Impediment**. No change shall have occurred in any law or regulations thereunder or interpretations thereof which in the reasonable opinion of the Lenders would make it illegal for the Lenders to make Loans hereunder.

§11.4. **Governmental Regulation**. The Lenders shall have received such statements in form and substance reasonably satisfactory to the Lenders as they shall require for the purpose of compliance with any applicable regulations of the Comptroller of the Currency or the Board of Governors of the Federal Reserve System.

§11.5. **Proceedings and Documents**. All proceedings in connection with the transactions contemplated by this Credit Agreement and all documents incident thereto shall have been delivered to the Lenders as of the date hereof in form and substance satisfactory to the Lenders (including without limitation an initial Loan and Letter of Credit Request), and the Lenders shall have received all information and such counterpart originals or certified or other copies of such documents as the Lenders may reasonably request.

§12.   COLLATERAL SECURITY.

(a)   The Obligations shall be secured by (a) a perfected (except in the case of Real Property and motor vehicles, subject to the following proviso) first-priority security interest (subject only to Permitted Liens) in all assets of each Borrower (other than the Excluded Assets), whether now owned or hereafter acquired, pursuant to the terms of the Security Agreement to which each Borrower is a party; (b) a pledge of 100% of the Capital Stock (or in the case of a foreign Subsidiary, 65% of the Capital Stock) of such Borrowers (other than the Parent) to the Administrative Agent on behalf of the Lenders and the Administrative Agent pursuant to the Security Documents; and (c) a pledge of 65% of the Capital Stock of each foreign Subsidiary; provided that the Borrowers hereby agree, upon notice from the Administrative Agent and the Required Lenders, to deliver, as promptly as practicable, but in any event within sixty (60) days, titles to motor vehicles and mortgages with respect to Real Property and take such other steps as may be reasonably requested (including, without limitation, the delivery of legal opinions, engineer's reports, environmental site assessments and title insurance) so as to provide the Administrative Agent, for the benefit of the Lenders and the Administrative Agent, a perfected first-priority security interest in such assets.

(b)   The Borrowers hereby acknowledge that (i) any and all Uniform Commercial Code financing statements (together with all rights thereunder) filed in connection with the Existing Credit Agreement naming Fleet National Bank, as secured party, and such Borrower, as debtor, have been, or simultaneously herewith are being, assigned to the Administrative Agent and shall be effective to perfect the Administrative Agent's security interest granted by such Borrower pursuant to the Loan Documents to the extent that such security interest may be perfected by the filing of Uniform Commercial Code financing statements and (ii) such prior filings represent pre-filings of Uniform Commercial Code financing statements for purposes of so perfecting the security interest granted by the Borrowers under the Loan Documents. Until all of the Obligations have been finally paid and satisfied in full, the provisions of this §12(b) shall continue to apply, and such filings shall continue to be effective and not subject to any right of termination in respect of the security interests granted herein, whether any obligations under the Existing Credit Agreement are to be discharged with the proceeds of any of the Loans or are to continue independently or otherwise.

(c)   In the event the Borrowers dispose of any assets in accordance with §8.4.2 (and §4.4.1 where applicable), the Administrative Agent will, at the Borrowers' sole cost and expense, execute and deliver all such forms, releases, discharges, assignments, termination statements, and similar documents as the Borrowers may reasonably request in order to release the Liens granted to the Administrative Agent with respect to such assets.

§13. EVENTS OF DEFAULT; ACCELERATION; TERMINATION OF COMMITMENT.

§13.1. **Events of Default and Acceleration**. If any of the following events ("Events of Default" or, if the giving of notice or the lapse of time or both is required, then, prior to such notice and/or lapse of time, "Defaults") shall occur:

(a)   if the Borrowers shall fail to pay any principal of the Loans or any Reimbursement Obligation when the same shall become due and payable, whether at the Revolving Credit Maturity Date or the Term Loan Maturity Date, as applicable, or any accelerated date of maturity or at any other date fixed for payment;

(b)   if the Borrowers shall fail to pay any interest or fees or other amounts owing under the Loan Documents within five (5) Business Days after the same shall become due and payable whether at the Revolving Credit Maturity Date or the Term Loan Maturity Date, as applicable, or any accelerated date of maturity or at any other date fixed for payment;

(c)   if the Borrowers shall fail to comply with the covenants contained in §§7.1, 7.7, 7.8, 7.10, 7.13, 7.14, 7.15, 7.16, 8 or 9;

(d)   if the Borrowers shall fail to comply with the covenants contained in (i) §§7.2, 7.3, 7.5, 7.6, 7.9, 7.11, 7.12, or 7.17 within thirty (30) days of the Borrowers' knowledge of a violation of such covenants or (ii) §7.4 within five (5) days of the Borrowers' knowledge of a violation of such covenant;

(e)   if the Borrowers shall fail to perform any term, covenant or agreement contained herein or in any of the other Loan Documents (other than those specified in subsections (a), (b), (c) and (d) above) within 30 days after written notice of such failure has been given to the Borrowers by the Administrative Agent or any Lender;

(f)   if any representation or warranty contained in this Credit Agreement or in any document or instrument delivered pursuant to or in connection with this Credit Agreement shall prove to have been false in any material respect upon the date when made or repeated;

(g)   if any Borrower or any Excluded Subsidiary shall fail to pay at maturity, or within any applicable period of grace, any and all obligations for borrowed money (other than the Obligations) or any guaranty with respect thereto in an aggregate amount greater than $5,000,000 or fail to observe or perform any material term, covenant or agreement contained in any agreement by which it is bound, evidencing or securing borrowed money in an aggregate amount greater than $5,000,000 for such period of time as would, or would have permitted (assuming the giving of appropriate notice if required) the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof, unless the same shall have been waived by the holder(s) thereof;

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(h)   if any Borrower or any Excluded Subsidiary makes an assignment for the benefit of creditors, or admits in writing its inability to pay or generally fails to pay its debts as they mature or become due, or petitions or applies for the appointment of a trustee or other custodian, liquidator or receiver of any Borrower or any Excluded Subsidiary or of any substantial part of the assets of any Borrower or any Excluded Subsidiary or commences any case or other proceeding relating to any Borrower or any Excluded Subsidiary under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, now or hereafter in effect, or takes any action to authorize or in furtherance of any of the foregoing, or if any such petition or application is filed or any such case or other proceeding is commenced against any Borrower or any Excluded Subsidiary or such Borrower or such Excluded Subsidiary indicates its approval thereof, consent thereto or acquiescence therein, or such petition or application shall not have been dismissed within sixty (60) days following the filing thereof;

(i)   a decree or order is entered appointing any such trustee, custodian, liquidator or receiver or adjudicating any Borrower or any Excluded Subsidiary bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief is entered in respect of any Borrower or any Excluded Subsidiary in an involuntary case under applicable bankruptcy laws as now or hereafter constituted;

(j)   if there shall remain in force, undischarged, unsatisfied and unstayed, for more than forty-five (45) days, whether or not consecutive, any final judgment against any Borrower or any Excluded Subsidiary which, with other outstanding final judgments against the Borrowers and the Excluded Subsidiaries, exceeds in the aggregate $5,000,000 after taking into account any undisputed insurance coverage;

(k)   any Borrower or any Excluded Subsidiary or any ERISA Affiliate incurs any liability to the PBGC or a Guaranteed Pension Plan pursuant to Title IV of ERISA in an aggregate amount exceeding $5,000,000, or any Borrower or any ERISA Affiliate is assessed withdrawal liability pursuant to Title IV of ERISA by a Multiemployer Plan requiring aggregate annual payments exceeding $5,000,000, or any of the following occurs with respect to a Guaranteed Pension Plan: (i) an ERISA Reportable Event, or a failure to make a required installment or other payment (within the meaning of §302(f)(1) of ERISA), provided that the Administrative Agent determines in its reasonable discretion that such event (A) could be expected to result in liability of any Borrower or any Excluded Subsidiary to the PBGC or such Guaranteed Pension Plan in an aggregate amount exceeding $5,000,000 and (B) could constitute grounds for the termination of such Guaranteed Pension Plan by the PBGC, for the appointment by the appropriate United States District Court of a trustee to administer such Guaranteed Pension Plan or for the imposition of a lien in favor of such Guaranteed Pension Plan; or (ii) the appointment by a United States District Court of a trustee to administer such Guaranteed Pension Plan; or (iii) the institution by the PBGC of proceedings to terminate such Guaranteed Pension Plan;

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(l)　　if any of the Loan Documents shall be cancelled, terminated, revoked or rescinded or the Administrative Agent's security interests or liens in a substantial portion of the Collateral shall cease to be perfected, or shall cease to have the priority contemplated by the Security Documents, in each case otherwise than in accordance with the terms thereof or with the express prior written agreement, consent or approval of the Lenders, or any action at law, suit in equity or other legal proceeding to cancel, revoke or rescind any of the Loan Documents shall be commenced by or on behalf of any Borrower or any stockholder of any Borrower who is an officer or director of such Borrower, or any court or any other governmental or regulatory authority or agency of competent jurisdiction shall make a determination that, or issue a judgment, order, decree or ruling to the effect that, any one or more of the Loan Documents is illegal, invalid or unenforceable in accordance with the terms thereof;

(m)　　(i) the Parent shall at any time, legally or beneficially own less than one hundred percent (100%) of the shares of the Capital Stock of each other Borrower (directly or indirectly in accordance with §7.16), or (ii) any person or group of persons (within the meaning of Section 13 or 14 of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under said Act) of 20% or more of the outstanding shares of common stock of the Parent; or, during any period of twelve consecutive calendar months, individuals who were directors of the Parent on the first day of such period shall cease to constitute a majority of the board of directors unless such new directors were approved by a majority of the directors who were directors on the first day of such period; provided, however, that any such change of control resulting from an acquisition permitted under §8.4 shall not constitute a Default or an Event of Default hereunder; or

(n)　　a "Change of Control" as defined in the 2022 Notes Indenture or in the Permitted Debt Offering shall occur;

then, and in any such event, so long as the same may be continuing, the Administrative Agent may, and at the request of the Required Lenders shall, by notice in writing to the Borrowers, declare all amounts owing with respect to this Credit Agreement and the other Loan Documents and all Reimbursement Obligations to be, and they shall thereupon forthwith become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers; provided that in the event of any Event of Default specified in §§13.1(h) or 13.1(i), all such amounts shall become immediately due and payable automatically and without any requirement of notice from the Administrative Agent or any Lender. After the occurrence of any Event of Default, the Borrowers shall immediately provide to the Administrative Agent cash in an amount equal to the Maximum Drawing Amount of all Letters of Credit outstanding, to be held by the Administrative Agent as collateral security for the Obligations.

§13.2. **Termination of Commitments**. If any Event of Default shall occur and be continuing, the Administrative Agent may, and at the request of a majority of the Revolving Credit Lenders shall, by notice to the Borrowers, terminate the unused portion of the Total Revolving Credit Commitment hereunder, and upon such notice being given, such unused portion of the Total Revolving Credit Commitment hereunder shall terminate immediately and the Lenders shall be relieved of all further obligations to make Loans to or issue Letters of Credit for the account of the Borrowers hereunder, provided that in the event of any Event of Default specified in §§13.1(h) or 13.1(i), all such amounts shall become immediately due and payable automatically and without any requirement of notice from the Administrative Agent or any Lender. No termination of any portion of the Total Revolving Credit Commitment hereunder shall relieve the Borrowers of any of their existing Obligations to the Lenders hereunder or elsewhere.

§13.3. **Remedies**. Subject to §14, in case any one or more Events of Default shall have occurred and be continuing, and whether or not the Lenders shall have accelerated the maturity of the Loans and other Obligations pursuant to §13.1, each Lender may, after giving the Borrowers and Administrative Agent written notice three Business Days before such suit, action or other proceeding, proceed to protect and enforce its rights by suit in equity, action at law or other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Credit Agreement and the other Loan Documents or any instrument pursuant to which the Obligations to such Lender are evidenced, including, without limitation, as permitted by applicable law the obtaining of the *ex parte* appointment of a receiver, and, if such amount shall have become due, by declaration or otherwise, proceed to enforce the payment thereof or any legal or equitable right of such Lender, provided that, if any of the Collateral is located in California, Louisiana or any other state or province having a one form of action rule or any rule which might impair the Collateral, then prior to initiating any such proceeding, such Lender shall have supplied the Administrative Agent with opinions of nationally recognized law firms specializing in California law, Louisiana law, and the law of any other state or province, as applicable, having a one form of action rule to the effect that actions by such Lender under such circumstances shall not constitute an action for purposes of such state's or province's one form of action rule or in any other way impair the Collateral. No remedy herein conferred upon any Lender, the Administrative Agent or the holder of any Note or purchaser of any Letter of Credit Participation is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or any other provision of law.

§13.4. **Distribution of Collateral Proceeds**. In the event that, following the occurrence or during the continuance of any Event of Default, the Administrative Agent or any Lender, as the case may be, receives any monies in connection with the enforcement of any the Security Documents, or otherwise with respect to the realization upon any of the Collateral, such monies shall be distributed for application as follows:

(a)   First, to the payment of, or (as the case may be) the reimbursement of the Administrative Agent for or in respect of all reasonable costs, expenses,

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disbursements and losses which shall have been incurred or sustained by the Administrative Agent in connection with the collection of such monies by the Administrative Agent, for the exercise, protection or enforcement by the Administrative Agent of all or any of the rights, remedies, powers and privileges of the Administrative Agent under this Credit Agreement or any of the other Loan Documents or in respect of the Collateral or in support of any provision of adequate indemnity to the Administrative Agent against any taxes or liens which by law shall have, or may have, priority over the rights of the Administrative Agent to such monies;

(b) Second, to all other Obligations; provided that distributions shall be made (A) pari passu among the Obligations (including the Maximum Drawing Amount of the Letters of Credit); provided, that upon the reduction, cancellation, expiration or termination of any Letter of Credit, the Maximum Drawing Amount which has been included as an Obligation and any cash collateral held for the benefit of the Lenders in respect thereto will be redistributed pari passu to the Lenders in accordance with this §13.4(b)(A), and (B) with respect to each type of Obligation owing to the Lenders, such as interest, principal, fees and expenses, among the Lenders *pro rata* in accordance with the amount of all such Obligations outstanding;

(c) Third, upon payment and satisfaction in full or other provisions for payment in full satisfactory to the Lenders and the Administrative Agent of all of the Obligations, to the payment of any obligations required to be paid pursuant to §9-608(a)(1)(C) or 9-615(a)(3) of the Uniform Commercial Code of the State of New York; and

(d) Fourth, the excess, if any, shall be returned to the Borrowers or to such other Persons as are entitled thereto.

§14. **SETOFF.**

If an Event of Default shall have occurred and be continuing, each Lender, the Issuing Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Lender or any such Affiliate to or for the credit or the account of any Borrower against any and all of the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender or the Issuing Lender, irrespective of whether or not such Lender or the Issuing Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Borrower may be contingent or unmatured or are owed to a branch or office of such Lender or the Issuing Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender, the Issuing Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, the Issuing Lender or their respective Affiliates may have. Each Lender and the Issuing Lender agrees to notify the Borrowers and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

§15.   THE ADMINISTRATIVE AGENT.

§15.1. Appointment and Authorization.

(a)   Each of the Lenders and the Issuing Lender hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this §15 are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Lender, and no Borrower shall have rights as a third party beneficiary of any of such provisions.

(b)   The relationship between the Administrative Agent and each of the Lenders is that of an independent contractor. The use of the term "Administrative Agent" is for convenience only and is used to describe, as a form of convention, the independent contractual relationship between the Administrative Agent and each of the Lenders. Nothing contained in this Credit Agreement nor the other Loan Documents shall be construed to create an agency, trust or other fiduciary relationship between the Administrative Agent and any of the Lenders.

(c)   As an independent contractor empowered by the Lenders to exercise certain rights and perform certain duties and responsibilities hereunder and under the other Loan Documents, the Administrative Agent is nevertheless a "representative" of the Lenders, as that term is defined in Article 1 of the Uniform Commercial Code of the State of New York, for purposes of actions for the benefit of the Lenders and the Administrative Agent with respect to all collateral security and guaranties contemplated by the Loan Documents. Such actions include the designation of the Administrative Agent as "secured party", "mortgagee" or the like on all financing statements and other documents and instruments, whether recorded or otherwise, relating to the attachment, perfection, priority or enforcement of any security interests, mortgages or deeds of trust in collateral security intended to secure the payment or performance of any of the Obligations, all for the benefit of the Lenders and the Administrative Agent.

§15.2. Rights as a Lender.
The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any

kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefore to the Lenders.

§15.3. **Exculpatory Provisions.** The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any of the Borrowers or any of their respective Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in §§26 and 13.3 or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrowers, a Lender or the Issuing Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in §10 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

§15.4. <u>Reliance by Administrative Agent</u>. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

§15.5. <u>Delegation of Duties</u>. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this §15 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

§15.6. <u>Resignation of Administrative Agent</u>. The Administrative Agent may. at any time give notice of its resignation to the Lenders, the Issuing Lender and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the Issuing Lender, appoint a successor Administrative Agent meeting the qualifications set forth above; <u>provided</u> that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this §15 and §16 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Lender and Swing Line Lender. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender and Swing Line Lender, (b) the retiring Issuing Lender and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor Issuing Lender shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangement satisfactory to the retiring Issuing Lender to effectively assume the obligations of the retiring Issuing Lender with respect to such Letters of Credit.

§15.7. Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

§15.8. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Joint Lead Arrangers or Syndication Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Issuing Lender hereunder.

GSDOCS\1556242.5

§15.9. Closing Documentation, Etc. For purposes of determining compliance with the conditions set forth in §10, each Lender that has executed this Credit Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document and matter either sent, or made available, by the Administrative Agent or the Joint Lead Arrangers to such Lender for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Lender, unless an officer of the Administrative Agent or the Joint Lead Arrangers active upon the Borrowers' account shall have received notice from such Lender prior to the Closing Date specifying such Lender's objection thereto and such objection shall not have been withdrawn by notice to the Administrative Agent or the Joint Lead Arrangers to such effect on or prior to the Closing Date. The Administrative Agent will forward to each Lender, promptly after the Administrative Agent's receipt thereof, a copy of each notice or other document furnished to the Administrative Agent for such Lender hereunder; provided, however, that notwithstanding the foregoing, the Administrative Agent may furnish to the Revolving Credit Lenders a monthly summary with respect to Letters of Credit issued hereunder in lieu of copies of the related Letter of Credit Applications

§15.10. Payments.

§15.10.1. Payments to Administrative Agent. A payment by any Borrower to the Administrative Agent hereunder or any of the other Loan Documents for the account of any Lender shall constitute a payment to such Lender. The Administrative Agent agrees promptly to distribute to each Lender such Lender's *pro rata* share of payments received by the Administrative Agent for the account of such Lenders except as otherwise expressly provided herein or in any of the other Loan Documents.

§15.10.2. Distribution by Administrative Agent. If in the opinion of the Administrative Agent the distribution of any amount received by it in such capacity under this Credit Agreement, under the Notes or under any of the other Loan Documents might involve it in liability, it may refrain from making such distribution until its right to make such distribution shall have been adjudicated by a court of competent jurisdiction. If a court of competent jurisdiction shall adjudge that any amount received and distributed by the Administrative Agent is to be repaid, each Person to whom any such distribution shall have been made shall either repay to the Administrative Agent its proportionate share of the amount so adjudged to be repaid or shall pay over the same in such manner and to such Persons as shall be determined by such court.

§15.10.3. Delinquent Lenders. Notwithstanding anything to the contrary contained in this Credit Agreement or any of the other Loan Documents, any Lender that fails (a) in the case of a Revolving Credit Lender, to make available to the Administrative Agent its *pro rata* share of any Revolving Credit Loan or to purchase any Letter of Credit Participation in accordance with the terms hereof or (b) to comply with the provisions of §14 with respect to making dispositions and arrangements with the other Revolving Credit Lenders or Term Loan Lenders, as the case may be, where such Lender's share of any payment received, whether by setoff or otherwise, is in excess of its *pro rata* share based on all applicable outstanding Loans and Unpaid Reimbursement Obligations of such payments, in each case as, when and to the full extent required by the provisions of this Credit Agreement, shall be deemed delinquent (a "<u>Delinquent Lender</u>") and shall be deemed a Delinquent Lender until such time as such delinquency is satisfied. A Delinquent Lender shall be deemed to have assigned any and all payments due to it from the Borrowers to the remaining nondelinquent Revolving Credit Lenders or Term Loan Lenders, as the case may be, for application to, and reduction of, their respective *pro rata* shares of the Obligation so affected by such delinquency. The Delinquent Lender hereby authorizes the Administrative Agent to distribute such payments to the nondelinquent Revolving Credit Lenders or Term Loan Lenders, as the case may be, in proportion to their respective *pro rata* shares of the Obligations. A Delinquent Lender shall be deemed to have satisfied in full a delinquency when and if, as a result of application of the assigned payments, the Lenders' respective *pro rata* shares of the Obligations have returned to those in effect immediately prior to such delinquency and without giving effect to the nonpayment causing such delinquency.

§15.11. **Holders of Notes**. The Administrative Agent may deem and treat the payee of any Note or the purchaser of any Letter of Credit Participation as the absolute owner or purchaser thereof for all purposes hereof until it shall have been furnished in writing with a different name by such payee or by a subsequent holder, assignee or transferee.

§15.12. **Indemnity**. The Lenders ratably agree hereby to indemnify and hold harmless the Administrative Agent and its Affiliates from and against any and all claims, actions and suits (whether groundless or otherwise), losses, damages, costs, expenses (including any expenses for which the Administrative Agent or such Affiliate has not been reimbursed by the Borrowers as required by §16), and liabilities of every nature and character arising out of or related to this Credit Agreement, the Notes, or any of the other Loan Documents or the transactions contemplated or evidenced hereby or thereby, or the Administrative Agent's or such Affiliate's actions taken hereunder or thereunder, except to the extent that any of the same shall be directly caused by the Administrative Agent's or such Affiliate's willful misconduct or gross negligence. This §15.12 applies to any Lender which is also acting as Administrative Agent solely in its capacity as Administrative Agent and such Lender, in its capacity as a Lender, shall be liable for its actions and liable to indemnify the Administrative Agent in the same manner as any other Lender.

§15.13. **Notification of Defaults and Events of Default**. Each Lender hereby agrees that, upon learning of the existence of a Default or an Event of Default, it shall promptly notify the Administrative Agent thereof. The Administrative Agent hereby agrees that upon receipt of any notice under this §15.13 it shall promptly notify the other Lenders of the existence of such Default or Event of Default.

§15.14. Duties in the Case of Enforcement. In case one of more Events of Default have occurred and shall be continuing, and whether or not acceleration of the Obligations shall have occurred, the Administrative Agent shall, if (a) so requested by the Required Lenders and (b) the Lenders have provided to the Administrative Agent such additional indemnities and assurances against expenses and liabilities as the Administrative Agent may reasonably request, proceed to enforce the provisions of the Security Documents authorizing the sale or other disposition of all or any part of the Collateral and exercise all or any such other legal and equitable and other rights or remedies as it may have in respect of such Collateral. The Required Lenders may direct the Administrative Agent in writing as to the method and the extent of any such sale or other disposition, the Lenders hereby agreeing to indemnify and hold the Administrative Agent harmless from all liabilities incurred in respect of all actions taken or omitted in accordance with such directions, <u>provided</u> that the Administrative Agent need not comply with any such direction to the extent that the Administrative Agent reasonably believes the Administrative Agent's compliance with such direction to be unlawful or commercially unreasonable in any applicable jurisdiction.

§15.15. Administrative Agent May File Proofs of Claim.

(a)   In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial, administrative or like proceeding or any assignment for the benefit of creditors relative to the Borrowers, the Administrative Agent (irrespective of whether the principal of any Loan, Reimbursement Obligation or Unpaid Reimbursement Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding, under any such assignment or otherwise:

(i)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Reimbursement Obligations or Unpaid Reimbursement Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under §§5.1 and 16) allowed in such proceeding or under any such assignment; and

(ii)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

(b)   Any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding or under any such assignment is hereby authorized by each Lender to make such payments to the Administrative

Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, nevertheless to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under §§5.1 and 16.

(c)   Nothing contained herein shall authorize the Administrative Agent to consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations owed to such Lender or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding or under any such assignment.

§15.16. **Duties of Syndication Agent and Documentation Agents**. Neither the Syndication Agent nor the Documentation Agents shall have any right, power, obligation, liability, responsibility or duty under this Credit Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, neither the Syndication Agent nor the Documentation Agents shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on the Syndication Agent or the Documentation Agents in deciding to enter into this Credit Agreement or not taking any action hereunder.

§16.   **EXPENSES AND INDEMNIFICATION.**

§16.1. **Expenses.**   Whether or not the transactions contemplated herein shall be consummated, the Borrowers agree to pay (a) the reasonable costs of producing and reproducing this Credit Agreement, the other Loan Documents and the other agreements and instruments mentioned herein, (b) any taxes (including any interest and penalties in respect thereto) payable by the Administrative Agent or any of the Lenders (other than taxes based upon the Administrative Agent's or any Lender's net income) on or with respect to the transactions contemplated by this Credit Agreement (the Borrowers hereby agreeing to indemnify the Administrative Agent and each Lender with respect thereto), (c) the reasonable fees, expenses and disbursements of counsel to the Administrative Agent incurred in connection with the preparation, syndication, administration or interpretation of the Loan Documents and other instruments mentioned herein, each closing hereunder, any amendments, modifications, approvals, consents or waivers hereto or hereunder, or the cancellation of any Loan Document upon payment in full in cash of all of the Obligations or pursuant to any terms of such Loan Document providing for such cancellation, (d) the reasonable fees, expenses and disbursements of the Administrative Agent, the Joint Lead Arrangers, or any of their affiliates incurred by the Administrative Agent, the Joint Lead Arrangers, or such affiliate in connection with the preparation, syndication, administration or interpretation of the Loan Documents and other instruments mentioned herein, including all title insurance premiums and surveyor, engineering and appraisal charges, (e) all reasonable out-of-pocket expenses (including without limitation reasonable attorneys' fees and costs, which attorneys may be employees of any

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Lender or the Administrative Agent, and reasonable consulting, accounting, appraisal, investment banking and similar professional fees and charges) incurred by any Lender or the Administrative Agent in connection with (i) the enforcement of or preservation of rights under any of the Loan Documents against the Borrowers or the administration thereof after the occurrence of a Default or Event of Default and (ii) any litigation, proceeding or dispute whether arising hereunder or under any of the other Loan Documents, in any way related to any Lender's or the Administrative Agent's relationship with the Borrowers and (f) all reasonable fees, expenses and disbursements of the Administrative Agent incurred in connection with UCC searches and UCC filings.

§16.2. **Indemnification**. The Borrowers agree to indemnify and hold harmless the Administrative Agent, the Joint Lead Arrangers, the Lenders and each of their respective affiliates, shareholders, officers, directors, employees, agents, trustees, advisors and Administrative Agents (each an "Indemnitee") from and against any and all claims, actions and suits whether groundless or otherwise, and from and against any and all liabilities, losses, damages and expenses of every nature and character arising out of this Credit Agreement or any of the other Loan Documents or the transactions contemplated hereby including, without limitation, (a) any actual or proposed use by the Borrowers of the proceeds of any of the Loans or Letters of Credit, (b) the Borrowers entering into or performing this Credit Agreement or any of the other Loan Documents or (c) with respect to the Borrowers and their respective properties and assets, the violation of any Environmental Law, the Release or threatened Release of any Hazardous Substances or any action, suit, proceeding or investigation brought or threatened with respect to any Hazardous Substances (including, but not limited to, claims with respect to wrongful death, personal injury or damage to property), in each case including, without limitation, the reasonable fees and disbursements of counsel and allocated costs of internal counsel incurred in connection with any such investigation, litigation or other proceeding; provided, however, that no Indemnitee shall have the right to be indemnified hereunder for any such liabilities, losses, damages and expenses to the extent incurred as a result of such Indemnitee's gross negligence or willful misconduct. In litigation, or the preparation therefor, the Lenders and the Administrative Agent, the Joint Lead Arrangers, and their affiliates shall be entitled to select their own counsel and, in addition to the foregoing indemnity, the Borrowers agree to pay promptly the reasonable fees and expenses of such counsel. If, and to the extent that the obligations of the Borrowers under this §16.2 are unenforceable for any reason, the Borrowers hereby agree to make the maximum contribution to the payment in satisfaction of such obligations which is permissible under applicable law.

§16.3. **Survival.** The covenants contained in this §16 shall survive payment (including payment in connection with an assignment under §18) or satisfaction in full of all other Obligations.

§17. **SURVIVAL OF COVENANTS, ETC.**

Unless otherwise stated herein, all covenants, agreements, representations and warranties made herein, in the other Loan Documents or in any documents or other papers delivered by or on behalf of the Borrowers pursuant hereto shall be deemed to have been relied upon by the Lenders and the Administrative Agent, notwithstanding any investigation heretofore or hereafter made by any of them, and shall survive the making by the Lenders of the Loans and the issuance, extension or renewal of any Letters of Credit, as herein contemplated, and shall continue in full force and effect so long as any amount due under this Credit Agreement or any Letter of Credit remains outstanding and unpaid or any Lender has any obligation to make any Loans or issue any Letters of Credit hereunder. All statements contained in any certificate or other paper delivered by or on behalf of the Borrowers pursuant hereto or in connection with the transactions contemplated hereby shall constitute representations and warranties by the Borrowers hereunder.

§18. ASSIGNMENTS AND PARTICIPATION.

(a) <u>Assignments</u>. It is understood and agreed that each Lender shall have the right to assign at any time all or any portion of its Commitment and interests in the risk relating to any Revolving Credit Loans and outstanding Letters of Credit and/or its Term Loan Percentage of the Term Loan to any Person, provided that: (i) each such assignment shall be in a minimum amount of $5,000,000 (or, if less, in a minimum amount equal to all of such Lender's Commitment and interests in the risk relating to any Revolving Credit Loans and outstanding Letters of Credit and/or its Term Loan Percentage of the Term Loan); (ii) the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Parent, shall have consented to such assignment, each such consent not to be unreasonably withheld; provided that the consent of the Administrative Agent and the Parent shall not be required, and the minimum assignment amount shall not apply, if the assignment is to a Lender, an Affiliate of a Lender or an Approved Fund so long as such assignment would not result in increased costs to the Borrowers hereunder; and (iii) the proposed assignee and the assigning Lender execute and deliver to the Administrative Agent and the Borrowers hereunder an Assignment and Acceptance in the form attached hereto as Exhibit D (in each case, an "<u>Assignment and Acceptance</u>"). Upon the execution and delivery of such Assignment and Acceptance, (A) to the extent applicable, the Borrowers, if requested, shall issue to the assignee applicable Notes in the amount of such assignee's Commitment and/or portion of the Term Loan, dated the effective date of such Assignment and Acceptance and otherwise completed in substantially the form of the Notes executed and delivered to the Lenders on the Effective Date and, if applicable, the assignor shall return to the Borrowers its existing Notes marked "cancelled"; and (B) the assignee shall pay a processing and recordation fee of $2,500 to the Administrative Agent; provided that only one such fee shall be payable in the event of simultaneous assignments to or by two or more Approved Funds.

(b) <u>Participations</u>. Each Lender shall also have the right to grant participations to one or more banks, other financial institutions or other entities whose business is to purchase and sell loan assets in the normal course (each a

GSDOCS\1556242.5

"Participant") in or to all or any part of any rights or Obligations owing to such Lender; provided that (i) any such sale or participation shall not affect the rights and duties of the selling Lender hereunder to the Borrowers and (ii) the only rights granted to the Participant pursuant to such participation arrangements with respect to waivers, amendments or modifications of the Loan Documents shall be the rights to approve waivers, amendments or modifications that would require consent by all Lenders or of the assigning Lender under §§26(a), (b) and (c), as the case may be, and (iii) any Participant shall be entitled to the benefits of §5.4, §5.5, §5.9, §5.11 and §15 as if it were a Lender hereunder and (iv) such participations shall be in a minimum amount of $5,000,000, provided, however, that no Borrower shall be required to pay any amount which is greater than such amount that otherwise would have been payable to the Lender which sold such participation.

(c)   Miscellaneous. Notwithstanding the foregoing, no assignment, participation or accession shall operate to (i) except in accordance with §18(g), increase the Total Revolving Credit Commitment or amount of the Term Loan hereunder unless consented to by the Required Lenders or (ii) reduce the Commitment or portion of the Term Loan of any Lender to an amount less than $5,000,000 (or, if less, in a minimum amount equal to all of such Lender's Commitment and interests in the risk relating to any Revolving Credit Loans and outstanding Letters of Credit or its Term Loan Percentage of the Term Loan), or (iii) otherwise alter the substantive terms of this Credit Agreement. Anything contained in this §18 to the contrary notwithstanding, any Lender may at any time grant a security interest in all or any portion of its rights under this Credit Agreement and the other Loan Documents to secure obligations of such Lender, including without limitation (a) any pledge or assignment to secure obligations to any of the twelve Federal Reserve Banks organized under §4 of the Federal Reserve Act, 12 U.S.C. §341 and (b) with respect to any Lender that is a Fund, to any lender or any trustee for, or any other representative of, holders of obligations owed or securities issued by such Fund as security for such obligations or securities or any institutional custodian for such Fund or for such lender; provided that no such grant shall release such Lender from any of its obligations hereunder, provide any voting rights hereunder to the secured party thereof, substitute any such secured party for such Lender as a party hereto or affect any rights or obligations of the Borrowers or Administrative Agent hereunder. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(d)   Register. On the date specified in any Assignment and Acceptance or Instrument of Accession and upon the satisfaction of the other conditions set forth in this §18, such bank or financial institution shall become a party to this Credit Agreement and the other Loan Documents for all purposes of this Credit Agreement and the other Loan Documents, and its Commitment and/or portion of the Term Loan shall be as set forth in the register of Lenders (the "Register") maintained by the Administrative Agent for the recordation of the names and addresses of the Lenders and the Commitment Percentage of, Term Loan Percentage of, and principal amount of the Loans owing to and Letter of Credit participations purchased by, the Lenders from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Administrative Agent and the Lenders may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Credit Agreement. The Register shall be available for inspection by the Borrowers and the Lenders at any reasonable time and from time to time upon reasonable prior notice.

(e)   Assignee or Participant Affiliated with a Borrower. If any assignee Lender is an Affiliate of any Borrower, then any such assignee Lender shall have no right to vote as a Lender hereunder or under any of the other Loan Documents for purposes of granting consents or waivers or for purposes of agreeing to amendments or other modifications to any of the Loan Documents or for purposes of making requests to the Administrative Agent pursuant to §13.1 or §13.2, and the determination of the Required Lenders shall for all purposes of this Credit Agreement and the other Loan Documents be made without regard to such assignee Lender's interest in any of the Loans or Reimbursement Obligations. If any Lender sells a participating interest in any of the Loans or Reimbursement Obligations to a Participant, and such Participant is a Borrower or an Affiliate of a Borrower, then such transferor Lender shall promptly notify the Administrative Agent of the sale of such participation. Such transferor Lender shall have no right to vote as a Lender hereunder or under any of the other Loan Documents for purposes of granting consents or waivers or for purposes of agreeing to amendments or modifications to any of the Loan Documents or for purposes of making requests to the Administrative Agent pursuant to §13.1 or §13.2 to the extent that such participation is beneficially owned by a Borrower or any Affiliate of a Borrower, and the determination of the Required Lenders shall for all purposes of this Credit Agreement and the other Loan Documents be made without regard to the interest of such transferor Lender in the Loans or Reimbursement Obligations to the extent of such participation.

(f)   Special Purpose Funding Vehicle. Notwithstanding anything to the contrary contained in this §18, any Lender other than a Lender affiliated with a Borrower (a "Granting Lender") may grant to a special purpose funding vehicle (an "SPV") of such Granting Lender, identified as such in writing from time to time delivered by the Granting Lender to the Administrative Agent and the Borrowers, the option to provide to the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrowers

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pursuant to this Credit Agreement, <u>provided</u> that (a) nothing herein shall constitute a commitment to make any Loan by any SPV, (b) the Granting Lender's obligations under this Credit Agreement shall remain unchanged, (c) the Granting Lender shall retain the sole right to enforce this Credit Agreement and to approve any amendment, modification or waiver of any provision of this Credit Agreement and (d) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by the Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any expense reimbursement, indemnity or similar payment obligation under this Credit Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Credit Agreement) that, prior to the date that is one year and one day after the later of (i) the payment in full of all outstanding senior indebtedness of any SPV and (ii) the Revolving Credit Maturity Date, or, as applicable, the Term Loan Maturity Date, it will not institute against, or join any other person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or similar proceedings under the laws of the United States of America or any State thereof. In addition, notwithstanding anything to the contrary contained in this §18, any SPV may (A) with notice to, but (except as specified below) without the prior written consent of, the Borrowers or the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to its Granting Lender or to any financial institutions (consented to by the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrowers, which consents shall not be unreasonably withheld or delayed) providing liquidity and/or credit facilities to or for the account of such SPV to fund the Loans made by such SPV or to support the securities (if any) issued by such SPV to fund such Loans and (B) disclose on a confidential basis any non-public information relating to its Loans (other than financial statements referred to in §6.4 or §7.4) to any rating agency, commercial paper dealer or provider of a surety, guarantee or credit or liquidity enhancement to such SPV. In no event shall the Borrowers be obligated to pay to an SPV that has made a Loan any greater amount than the Borrowers would have been obligated to pay under this Agreement if the Granting Lender had made such Loan. An amendment to this §18(f) without the written consent of an SPV shall be ineffective insofar as it alters the rights and obligations of such SPV.

(g)   <u>Acceding Lenders</u>. One or more commercial banks, other financial institutions or other Persons (in each case, an "<u>Acceding Lender</u>") may, at the request of the Borrowers, and upon the consent of the Administrative Agent (such consent not to be unreasonably withheld), become party to this Credit Agreement as a Lender by entering into an Instrument of Accession in substantially the form of <u>Exhibit F</u> hereto (an "<u>Instrument of Accession</u>") with the Borrowers and the Administrative Agent and assuming thereunder the rights and obligations of a

Lender hereunder, including, without limitation, Commitments to make Revolving Credit Loans and participate in the risk relating to Letters of Credit and/or (as the case may be) the obligation to fund a portion of the Term Loan in amounts to be agreed upon by the Borrowers and the Acceding Lender subject to the terms hereof, and the Total Revolving Credit Commitment and/or the Term Loan (as the case may be) shall thereupon be increased (each such increase referred to as a "Post-Closing Facility Increase") by the amount of such Acceding Lender's interest; provided that:

        (i)   no Default or Event of Default has occurred and is continuing at the time of such accession;

        (ii)   in no event shall the sum of (a) the Term Loan plus (b) the Total Revolving Credit Commitment (after giving effect to all Instruments of Accession) exceed in the aggregate $1,050,000,000 minus any previously effected permanent reductions of the Total Revolving Credit Commitment and prepayments of the Term Loan pursuant to §§2.2, 4.4 and 4.5, respectively; and

        (iii)   the Borrowers shall indemnify the Lenders and the Administrative Agent for any cost or expense incurred as a consequence of the reallocation of any Eurodollar Loans to an Acceding Lender pursuant to the provisions of §5.9.

On the effective date specified in any Instrument of Accession, Schedule 1 hereto shall be deemed to be amended to reflect (x) the name, address, Commitment, Commitment Percentage and/or Term Loan Percentage of the Acceding Lender, (y) the amount of the Total Revolving Credit Commitment and the Term Loan Amount after giving effect to the Post-Closing Facility Increase, and (z) the changes to the respective Commitments, Commitment Percentages and Term Loan Percentages of the other Lenders, as applicable, resulting from such Post-Closing Facility Increase.

§19.   PARTIES IN INTEREST.

All the terms of this Credit Agreement and the other Loan Documents shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto and thereto; provided that the Borrowers shall not assign or transfer their rights hereunder without the prior written consent of each Lender.

§20.   NOTICES, ETC.

§20.1. Notices Generally. Except as otherwise expressly provided in this Credit Agreement, all notices and other communications made or required to be given pursuant to this Credit Agreement or the other Loan Documents shall be in writing and shall be delivered in hand, mailed by United States first-class mail, postage prepaid, or sent by telex or facsimile and confirmed by letter, addressed as follows:

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(a)   if to the Borrowers, at Waste Connections, Inc., 35 Iron Point Circle, Suite 200, Folsom, California 95630-8589, Attention: Worthing Jackman, Executive Vice-President and Chief Financial Officer, telephone number 916-608-8200, telecopy number 916-351-5607;

(b)   if to the Administrative Agent or Bank of America, at 100 Federal Street, Boston, Massachusetts 02110, Attention: Maria F. Maia, Managing Director, telephone number 617-434-5751, telecopy number 617-434-2160;

or such other address for notice as shall have last been furnished in writing to the Person giving the notice.

Any such notice or demand shall be deemed to have been duly given or made and to have become effective (a) if delivered by hand to a responsible officer of the party to which it is directed, at the time of the receipt thereof by such officer, (b) if sent by registered or certified first-class mail, postage prepaid, five Business Days after the posting thereof, (c) if sent by telex or cable, at the time of the dispatch thereof, if in normal business hours in the country of receipt, or otherwise at the opening of business on the following Business Day, and (d) if sent by facsimile, when transmitted, confirmation received.

§20.2. **Electronic Communications**. Notices and other communications to the Lenders and the Issuing Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, such as Intralinks) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or the Issuing Lender pursuant to §3 if such Lender or the Issuing Lender, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such §3 by electronic communication. The Administrative Agent or the Borrowers may, in their discretion, agree to accept notices and other communications to them hereunder by electronic communications pursuant to procedures approved by them, provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

§21.   **TREATMENT OF CERTAIN CONFIDENTIAL INFORMATION**.

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Each of the Administrative Agent, the Lenders and the Issuing Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Credit Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Credit Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender, the Issuing Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, "Information" means all information received from the Borrowers or any of their Subsidiaries relating to the Borrowers or any of their Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the Issuing Lender on a nonconfidential basis prior to disclosure by the Borrowers or any their Subsidiaries. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

§21.1. **Prior Notification**. Unless specifically prohibited by applicable law or court order, each of the Lenders and the Administrative Agent shall, prior to disclosure thereof, notify the Borrowers of any request for disclosure of any such non-public information by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) or pursuant to legal process.

§21.2. **Other**. In no event shall any Lender or the Administrative Agent be obligated or required to return any materials furnished to it or any Financial Affiliate by the Borrowers. The obligations of each Lender under this §21 shall supersede and replace the obligations of such Lender under any confidentiality letter in respect of this financing signed and delivered by such Lender to the Borrowers prior to the date hereof and shall be binding upon any assignee of, or

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purchaser of any participation in, any interest in any of the Loans or Reimbursement Obligations from any Lender.

§22. MISCELLANEOUS.

The rights and remedies herein expressed are cumulative and not exclusive of any other rights which the Lenders or Administrative Agent would otherwise have. The captions in this Credit Agreement are for convenience of reference only and shall not define or limit the provisions hereof. This Credit Agreement and any amendment hereof may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, but all of which together shall constitute one instrument. In proving this Credit Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought. Delivery by facsimile by any of the parties hereto of an executed counterpart hereof or of any Loan Document or of any amendment or waiver hereto or thereto shall be as effective as an original executed counterpart hereof or thereof or of such amendment or waiver and shall be considered a representation that an original executed counterpart hereof or thereof or such amendment or waiver, as the case may be, will be delivered.

§23. ENTIRE AGREEMENT, ETC.

The Loan Documents and any other documents executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Credit Agreement nor any term hereof may be changed, waived, discharged or terminated, except as provided in §26. No waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. No course of dealing or omission on the part of the Administrative Agent or any Lender in exercising any right shall operate as a waiver thereof or otherwise be prejudicial thereto. No notice to or demand upon the Borrowers shall entitle the Borrowers to other or further notice or demand in similar or other circumstances.

§24. WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS CREDIT AGREEMENT, THE NOTES OR ANY OF THE OTHER LOAN DOCUMENTS, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS. EXCEPT AS PROHIBITED BY LAW, EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. THE BORROWERS (a) CERTIFY THAT NO REPRESENTATIVE, ADMINISTRATIVE AGENT OR ATTORNEY OF ANY LENDER OR THE ADMINISTRATIVE AGENT HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH LENDER OR THE ADMINISTRATIVE AGENT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (b) ACKNOWLEDGE THAT THE ADMINISTRATIVE AGENT AND THE LENDERS HAVE BEEN INDUCED TO ENTER INTO THIS CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS TO WHICH THEY ARE A PARTY BECAUSE OF, AMONG OTHER THINGS, THE BORROWERS' WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

§25.   GOVERNING LAW.

THIS CREDIT AGREEMENT AND, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED THEREIN, EACH OF THE OTHER LOAN DOCUMENTS ARE CONTRACTS UNDER THE LAWS OF THE STATE OF NEW YORK AND SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF SAID STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW OTHER THAN GENERAL OBLIGATIONS LAW §5-1401 AND §5-1402). EACH OF THE BORROWERS AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS CREDIT AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE BORROWERS BY MAIL AT THE ADDRESS SPECIFIED IN §20. EACH OF THE BORROWERS HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

§26.   CONSENTS, AMENDMENTS, WAIVERS, ETC.

Except as set forth in §4.7 or in connection with a Post-Closing Facility Increase made in accordance with §18(g) and as set forth in subsections (a) and (b) below, any consent or approval required or permitted by this Credit Agreement to be given by the Lenders may be given, and any term of this Credit Agreement, the other Loan Documents or any other instrument related hereto or mentioned herein may be amended, and the performance or observance by the Borrowers of any terms of this Credit Agreement, the other Loan Documents or such other instrument or the continuance of any Default or Event of Default may be waived (either generally or in a particular instance and either retroactively or prospectively) with, but only with, the written consent of the Borrowers and the written consent of the Required Lenders. Notwithstanding the foregoing, no amendment, modification or waiver shall be effective:

(a)   without the written consent of the Borrowers and each Lender directly affected thereby:

(i)   reduce or forgive the principal amount of any Revolving Credit Loans or Term Loan, as the case may be, or Reimbursement Obligations, or reduce the rate of interest on the Revolving Credit Loans or applicable Term Loan, as the case may be, or the amount of the Commitment Fee or Letter of Credit Fees;

(ii)   increase the amount of such Revolving Lender's Commitment or such Term Lender's Term Loan Amount, or extend the expiration date of such Revolving Credit Commitment;

(iii)   postpone or extend the Revolving Credit Loan Maturity Date or the Term Loan Maturity Date or any other regularly scheduled dates for payments of principal of, or interest on, the Loans or Reimbursement Obligations or any Fees or other amounts payable to such Lender (it being understood that any vote to rescind any acceleration made pursuant to §13.1 of amounts owing with respect to the Loans and other Obligations shall require only the approval of the Required Lenders);

(iv)   other than pursuant to a transaction permitted by the terms of this Credit Agreement, release all or substantially all of the Collateral (excluding, if any Borrower becomes a debtor under the federal Bankruptcy Code, the release of "cash collateral", as defined in Section 363(a) of the federal Bankruptcy Code pursuant to a cash collateral stipulation with the debtor approved by the Required Lenders);

(v)   amend or modify the provisions of §4.4 (Mandatory Prepayments of the Term Loan), §5.13 (Concerning Joint and Several Liability of the Borrowers) or §13.4 (Distribution of Collateral Proceeds);

(b)   without the written consent of all of the Lenders, amend or waive this §26 or the definition of "Required Lenders";

(c)   without the written consent of the Administrative Agent, amend or waive §§2.10 or 15, the amount or time of payment of any fees payable for the Administrative Agent's account or any Letter of Credit Fees payable for the Administrative Agent's account or any other provision applicable to the Administrative Agent.

No waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. No course of dealing or delay or omission on the part of the Administrative Agent or any Lender in exercising any right shall operate as a waiver thereof or otherwise be prejudicial thereto. No notice to or demand upon the Borrowers shall entitle the Borrowers to other or further notice or demand in similar or other circumstances.

§27.   BORROWERS' REPRESENTATIVE.

Each of the Borrowers hereby irrevocably appoints the Parent as such Borrower's representative and agent for all purposes under this Credit Agreement and authorizes the Parent, on behalf of each such Borrower and in each such Borrower's name to give and receive all notices and documents, certificates and instruments to be given or received by the Borrowers or any of them in connection with this Credit Agreement and the other Loan Documents, including receipt of service of legal process in connection with any suit or proceeding arising under, or in connection with the transactions contemplated by this Credit Agreement, delivery of Loan and Letter of Credit Requests, Conversion Requests, Compliance Certificates and requests for waivers and amendments and to acknowledge or consent to any amendments, waivers or assignments.

§28.   SEVERABILITY.

The provisions of this Credit Agreement are severable and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Credit Agreement in any jurisdiction.

§29.   EXISTING CREDIT AGREEMENT.

§29.1. Existing Credit Agreement Superseded. On the Closing Date, this Credit Agreement shall supersede the Existing Credit Agreement in its entirety, except as provided in this §29. On the Closing Date, the rights and obligations of the parties hereto evidenced by the Existing Credit Agreement shall be evidenced by this Credit Agreement and the other Loan Documents, the "Loans" as defined in the Existing Credit Agreement shall be converted to Loans as defined herein and the Existing Letters of Credit issued by the Issuing Lender for the account of the Borrowers or any of their Subsidiaries prior to the Closing Date shall be deemed to be Letters of Credit under this Credit Agreement.

§29.2. Interest and Fees under Superseded Agreement. All interest and fees and expenses (including any breakage fees or expenses incurred under §5.9), if any, owing or accruing under or in respect of the Existing Credit Agreement through the Closing Date shall be calculated as of the Closing Date (pro rated in the case of any fractional periods), and shall be paid on the Closing Date. Commencing on the Closing Date, the Commitment Fees hereunder shall be payable by the Borrowers to the Administrative Agent for the account of the Lenders in accordance with §5.1.

§30.   USA PATRIOT ACT.

Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of each Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Borrower in accordance with the Act.

[Remainder of Page Left Blank Intentionally]

WASTE CONNECTIONS, INC.
AMERICAN DISPOSAL COMPANY, INC.
AMERICAN SANITARY SERVICE, INC.
ARROW SANITARY SERVICE, INC.
BITUMINOUS RESOURCES, INC.
BUTLER COUNTY LANDFILL, INC.
CAMINO REAL ENVIRONMENTAL CENTER, INC.
COLD CANYON LAND FILL, INC.
COMMUNITY REFUSE DISPOSAL INC.
CONTRACTORS WASTE SERVICES, INC.
CORRAL DE PIEDRA LAND COMPANY
CURRY TRANSFER & RECYCLING, INC.
D. M. DISPOSAL CO., INC.
DENVER REGIONAL LANDFILL, INC.
EMPIRE DISPOSAL, INC.
ENVIRONMENTAL TRUST COMPANY
ENVIRONMENTAL WASTE SYSTEMS, INC.
FINNEY COUNTY LANDFILL, INC.
G & P DEVELOPMENT, INC.
ISLAND DISPOSAL, INC.
J BAR J LAND, INC.
LAKESHORE DISPOSAL, INC.
LEALCO, INC.
LES' COUNTY SANITARY, INC.
MADERA DISPOSAL SYSTEMS, INC.
MAMMOTH DISPOSAL COMPANY
MANAGEMENT ENVIRONMENTAL NATIONAL, INC.
MASON COUNTY GARBAGE CO., INC.
MDSI OF LA, INC.
MILLENNIUM WASTE INCORPORATED
MISSION COUNTRY DISPOSAL
MORRO BAY GARBAGE SERVICE
MURREY'S DISPOSAL COMPANY, INC.
NEBRASKA ECOLOGY SYSTEMS, INC.
NOBLES COUNTY LANDFILL, INC.
NORTHERN PLAINS DISPOSAL, INC.

By: _____
        Worthing F. Jackman
        Chief Financial Officer

1

NORTHWEST CONTAINER SERVICES, INC.
OKLAHOMA CITY WASTE DISPOSAL, INC.
OKLAHOMA LANDFILL HOLDINGS, INC.
OSAGE LANDFILL, INC.
PSI ENVIRONMENTAL SERVICES, INC.
PSI ENVIRONMENTAL SYSTEMS, INC.
RED CARPET LANDFILL, INC.
RH FINANCIAL CORPORATION
RHINO SOLID WASTE, INC.
RURAL WASTE MANAGEMENT, INC.
SAN LUIS GARBAGE COMPANY
SCOTT SOLID WASTE DISPOSAL COMPANY
SEDALIA LAND COMPANY
SOUTH COUNTY SANITARY SERVICE, INC.
SOUTHERN PLAINS DISPOSAL, INC.
TACOMA RECYCLING COMPANY, INC.
TENNESSEE WASTE MOVERS, INC.
WASCO COUNTY LANDFILL, INC.
WASTE CONNECTIONS MANAGEMENT SERVICES, INC.
WASTE CONNECTIONS OF ALABAMA, INC.
WASTE CONNECTIONS OF ARIZONA, INC.
WASTE CONNECTIONS OF ARKANSAS, INC.
WASTE CONNECTIONS OF CALIFORNIA, INC.
        (F/K/A AMADOR DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF COLORADO, INC.
WASTE CONNECTIONS OF IDAHO, INC.
        (F/K/A MOUNTAIN JACK ENVIRONMENTAL SERVICES, INC.)
WASTE CONNECTIONS OF ILLINOIS, INC.
WASTE CONNECTIONS OF IOWA, INC.
        (F/K/A WHALEY WASTE SYSTEMS INC.)
WASTE CONNECTIONS OF KANSAS, INC.
WASTE CONNECTIONS OF KENTUCKY, INC.
WASTE CONNECTIONS OF MINNESOTA, INC.
        (F/K/A RITTER'S SANITARY SERVICE, INC.)
WASTE CONNECTIONS OF MISSISSIPPI, INC.
        (F/K/A LIBERTY WASTE SERVICES OF MISSISSIPPI HOLDINGS, INC.)
WASTE CONNECTIONS OF MISSOURI, INC.
WASTE CONNECTIONS OF MONTANA, INC.
WASTE CONNECTIONS OF NEBRASKA, INC.
WASTE CONNECTIONS OF NEW MEXICO, INC.

By: _____
        Worthing F. Jackman
        Chief Financial Officer

2

Signature Page to Amended and Restated Credit Agreement
for Waste Connections, Inc. and Certain of its Subsidiaries

WASTE CONNECTIONS OF OKLAHOMA, INC.
      (F/K/A B & B SANITATION, INC.)
WASTE CONNECTIONS OF OREGON, INC.
      (F/K/A SWEET HOME SANITATION SERVICE, INC.)
WASTE CONNECTIONS OF SOUTH DAKOTA, INC.
      (F/K/A NOVAK ENTERPRISES, INC.)
WASTE CONNECTIONS OF TENNESSEE, INC.
      (FKA LIBERTY WASTE SERVICES OF TENNESSEE HOLDINGS, INC.)
WASTE CONNECTIONS OF THE CENTRAL VALLEY, INC.
      (F/K/A/ KINGSBURG DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF UTAH, INC.
WASTE CONNECTIONS OF WASHINGTON, INC.
WASTE CONNECTIONS OF WYOMING, INC.
WASTE CONNECTIONS TRANSPORTATION COMPANY, INC.
WASTE SERVICES OF N.E. MISSISSIPPI, INC.
WCI OF GEORGIA, INC.
WEST BANK ENVIRONMENTAL SERVICES, INC.
WEST COAST RECYCLING AND TRANSFER, INC.
WYOMING ENVIRONMENTAL SERVICES, INC.
WYOMING ENVIRONMENTAL SYSTEMS, INC.

By: _____
                Worthing F. Jackman
                Chief Financial Officer

COLUMBIA RESOURCE CO., L.P.
FINLEY-BUTTES LIMITED PARTNERSHIP

By: Management Environmental National, Inc.,
       its General Partner

       By: _____
                Worthing F. Jackman
                Chief Financial Officer

EL PASO DISPOSAL, LP

By: Waste Connections of Texas, LLC,
        its General Partner

        By: Waste Connections Management Services, Inc.,
               its Manager

        By: _____
               Worthing F. Jackman
               Chief Financial Officer

SANTEK ENVIRONMENTAL OF MISSISSIPPI, L.L.C.
WASTE SERVICES OF MISSISSIPPI, LLC

By: Waste Connections, Inc.,
        its Managing Member

        By: _____
               Worthing F. Jackman
               Chief Financial Officer

WASTE CONNECTIONS OF TEXAS, LLC

By: Waste Connections Management Services, Inc.,
        its Manager

        By: _____
               Worthing F. Jackman
               Chief Financial Officer

RAILROAD AVENUE DISPOSAL, LLC
SCOTT WASTE SERVICES, LLC

By: Waste Connections, Inc.
        Its Manager

        By: _____
               Worthing F. Jackman
               Chief Financial Officer

WASTE SOLUTIONS GROUP OF SAN BENITO, LLC

By: Waste Connections, Inc.,
        its Manager

By: _____
        Worthing F. Jackman
        Chief Financial Officer

5

GSDOCS\1561569.1

Bank of America, N.A. as Administrative Agent

By: Carol G. Alm

Name:

Title: Carol G. Alm
Assistant Vice President

BANK OF AMERICA, N.A.
as a Lender, Swing Line Lender
and Issuing Lender



By: _____
Name: Maria F. Maia
Title: Managing Director

Deutsche Bank Trust Company Americas

By: _____

      Name: **Paul O'Leary**

      Title: **Vice President**

By: _____

      Name: **Scottye Lindsey**

      Title: **Director**

WELLS FARGO BANK, N.A.

By: _____
        Name: Russell McClymont
        Title: Vice President

CALYON NEW YORK BRANCH



By: _____

Name: Ronald G. Moore

Title: Director



By: _____

Name: F. Frank Herrera

Title: Director

Union Bank of California N.A.

By: _____

Name: Tim Reimers

Title: Vice President

JPMORGAN CHASE BANK, N.A.

By: _____

      Name: **H. David Jones**

      Title: **Vice President**

KEYBANK NATIONAL ASSOCIATION

By: /s/ Frank J. Jancar

Name: Frank J. Jancar

Title: Vice President

**COMMERZBANK AG, NEW YORK
AND GRAND CAYMAN BRANCHES**

By: _____

        Name: Karla Wirth

        Title: AVP

By: _____

        Name: Yangling J. Si

        Title: AVP

U.S. BANK NATIONAL ASSOCIATION



By: _____

       Name: Robert G. Black

       Title: Vice President



GUARANTY BANK

By: [signature]

Name: **Daniel K. Guth**

Title: Senior Vice President

Sumitomo Mitsui Banking Corporation

By: ______________________

Shigeru Tsuru
Joint General Manager

Signature Page to Amended and Restated Credit Agreement for Waste Connections, Inc. and Certain of its Subsidiaries

FIRST BANK DBA FIRST BANK & TRUST



By: _____

       Name: **Germana Silva Suderman**

       Title: **Vice President**

Citicorp North America, Inc.

By:

Name: **Rob Ziemer**

Title: **Vice-President**

Bank of the West

By: _[signature: Brent McClure]_

Name: **Brent McClure**

Title: **Vice President**

PEOPLE'S BANK

By:

Name: **George F. Paik**

Title: **Vice President**

BANK OF SCOTLAND

By: _Karen Weich_

Name: **Karen Weich**

Title: **Assistant Vice President**

PNC Bank, National Association

By:

Name: Philip K. Liebscher

Title: Senior Vice President